SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Chain Energy Corporation
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Argonauts Group Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

CUSIP #: 039912 10 0
(CUSIP Number of Class of Securities (if applicable))

Argonauts Group Ltd.
Suite 1210, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1
(403) 262-9609

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

February 15, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer to Purchase dated February 15, 2002
Letter of Transmittal
Notice of Guaranteed Delivery

Item 2. Informational Legends

See cover page of the Offer to Purchase dated February 15, 2002

This document is important and requires your immediate attention. You are advised to consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor if you have any questions regarding this Offer. *No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

February 15, 2002

ARGONAUTS GROUP LTD.

OFFER TO PURCHASE

all of the outstanding common shares
of

CHAIN ENERGY CORPORATION

on the basis of, and at the election of the holder, for each Chain Energy Corporation common share:

(i) $1.00 in cash; or

(ii) 0.44 of a common share of Argonauts Group Ltd.; or

(iii) a combination of cash and common shares of Argonauts Group Ltd.,

subject to an aggregate maximum number of 3,000,000 Argonauts Group Ltd. common shares being issued pursuant to the Offer and subject to proration as described herein.

The offer (the "Offer") by Argonauts Group Ltd. ("Argonauts"), to purchase all of the outstanding common shares (the "Chain Shares") in the capital of Chain Energy Corporation ("Chain") and the Chain Shares issuable upon exercise of the Chain Options (as hereinafter defined) will be open for acceptance until 7:00 p.m. (Calgary time) on March 25, 2002 (the "Expiry Time"), unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, and at the time Argonauts first takes up and pays for Chain Shares under the Offer, at least 66 2/3% of the outstanding Chain Shares (calculated on a diluted basis). This condition and the other conditions to the Offer are described under Section 5 of the Offer, "Conditions".

The Chain Shares are listed for trading on The Toronto Stock Exchange (the "TSE"). The common shares of Argonauts (the "Argonauts Shares") are listed for trading on the Canadian Venture Exchange (the "CDNX"). The CDNX has conditionally approved the listing of the Argonauts Shares issuable in connection with the Offer, subject to fulfilling all of the requirements of the CDNX.

On January 29, 2002, the last full trading day prior to the announcement of the Offer, the closing price on the TSE of the Chain Shares was $0.84 and the closing price on the CDNX of the Argonauts Shares was $2.42. The cash consideration offered under the Offer represents a premium of: (i) $0.23 or 30% to the $0.77 weighted average trading price of the Chain Shares for the 20 trading days immediately preceding and including the January 9, 2002 announcement of the appointment of Chain's financial advisor to assist in reviewing various alternatives to maximize Shareholder value; and (ii) $0.20 or 25% to the $0.80 closing price of the Chain Shares on the TSE on January 9, 2002, the last trading day prior to the announcement of the Shareholder maximization process. The share consideration offered under the Offer represents a premium of: (i) $0.25 or 32% based on the weighted average trading price of the Chain Shares for the 20 days preceding and including the January 9, 2002 announcement of the Shareholder maximization process and the weighted average trading price for the Argonauts Shares for the period from January 28, 2002 (being the date that the Argonauts Shares recommenced trading on the CDNX following completion of its recapitalization) and January 29, 2002, the last full trading day prior to the date of the announcement of the Offer; and (ii) $0.26 or 32% to the closing price of the Chain Shares on the TSE on January 9, 2002 and the Argonauts Shares on the CDNX on January 29, 2002. On February 14, 2002 the closing price of the Chain Shares on the TSE was $1.09 per share and of the Argonauts Shares on CDNX was $3.25 per share.

The board of directors of Chain has unanimously approved the entering into of the Acquisition Agreement (as hereinafter defined), determined that the Offer is fair, from a financial point of view, to holders of Chain Shares and is in the best interests of Chain and the holders of Chain Shares and recommends that holders of Chain Shares ACCEPT the Offer.

The Depositary for the Offer is Olympia Trust Company

(cover continued on the following page)

Certain shareholders, and all of the directors and officers of Chain (the "Tendering Securityholders"), who hold or control an aggregate of 6,905,502 Chain Shares (which represent approximately 28.1% of the issued and outstanding Chain Shares) and options to purchase 2,250,000 Chain Shares have each entered a tender agreement (each a "Tender Agreement") with Argonauts pursuant to which such persons have agreed, among other things, to deposit under the Offer the Chain Shares beneficially owned, directly or indirectly, or controlled or subsequently acquired (including any Chain Shares acquired pursuant to the exercise of Chain Options) by such persons. In addition, Argonauts understands that steps are being taken to secure the execution of a Tender Agreement in respect of an additional 1,300,000 Chain Shares (which shares, together with the 6,905,502 Chain Shares already subject to Tender Agreements would represent approximately 33.4% of the issued and outstanding Chain Shares).

Holders of Chain Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (which is printed on blue paper) or a facsimile thereof and deposit it, together with certificates representing their Chain Shares and all other documents required by the Letter of Transmittal, at the office of Olympia Trust Company (the "Depositary") shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of Chain Shares who wishes to deposit such Chain Shares and whose certificates for such Chain Shares are not immediately available may deposit certificates representing such Chain Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner and Time of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery (which is printed on green paper) may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal, the Notice of Guaranteed Delivery and on the back page of this document.

Persons whose Chain Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Chain Shares to the Offer.

NOTICE TO INVESTORS AND PROSPECTIVE INVESTORS WHO ARE U.S. PERSONS

THE ARGONAUTS SHARES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in this document have been prepared in accordance with Canadian generally accepted accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, as Argonauts is located in Canada, and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the acquisition of Argonauts Shares may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States may not be described fully in this document.

You should be aware that Argonauts or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On February 14, 2002, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.6281.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Chain Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Argonauts may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Chain Shares in such jurisdiction.

TABLE OF CONTENTS

GLOSSARY

In the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or Circular:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**Acquisition Agreement**" means the acquisition agreement between Argonauts and Chain dated January 30, 2002;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Argonauts**" means Argonauts Group Ltd., an Alberta corporation;

"**Argonauts Shares**" means common shares in the capital of Argonauts;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Business Day**" means any day excepting a Saturday, Sunday or statutory or civic holiday in Calgary, Alberta;

"**Cash Alternative**" means, for each Chain Share, $1.00 in cash;

"**CDNX**" means the Canadian Venture Exchange Inc.;

"**Chain**" means Chain Energy Corporation, an Alberta corporation;

"**Chain Option Plan**" means the stock option plan of Chain as filed with the TSE;

"**Chain Options**" means the outstanding options to acquire Chain Shares under the Chain Option Plan and any other options to acquire Chain Shares;

"**Chain Shares**" means the common shares in the capital of Chain issued and outstanding at any time during the Offer Period, including the common shares in the capital of Chain issuable upon exercise of the Chain Options outstanding at any time during the Offer Period;

"**Circular**" means the take-over bid circular, including Schedule A entitled "Information Concerning Argonauts Group Ltd.", Schedule B entitled "Argonauts Group Ltd. Unaudited Pro Forma Consolidated Financial Statements", Schedule C entitled "Historical Financial Statements of Chain Energy Corporation" and Schedule D entitled "Historical Financial Statements of Argonauts Group Ltd.", accompanying the Offer and forming part hereof;

"**Combination Alternative**" means a combination of the Cash Alternative and the Share Alternative, subject to an aggregate maximum number of 3,000,000 Argonauts Shares being issued pursuant to the Offer and subject to proration;

"**compulsory acquisition**" has the meaning ascribed thereto under "Acquisition of Chain Shares Not Deposited" in the Offer;

"**CVMQ**" means the Commission des valeurs mobilières du Québec;

"**Depositary**" means Olympia Trust Company, at the office specified in the Letter of Transmittal;

"**diluted basis**" means, with respect to the number of outstanding Chain Shares at any time, such number of outstanding Chain Shares calculated assuming that all outstanding Chain Options and all other rights to purchase Chain Shares, if any, are exercised;

"**Directors' Circular**" means the circular to be prepared by the board of directors of Chain and to be sent to all Shareholders in connection with the Offer;

"**Eligible Institution**" means a Canadian chartered bank, a trust company in Canada or a member firm of the TSE, the Montreal Exchange, the CDNX, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program ("STAMP");

"**Expiry Date**" means March 25, 2002, unless the Offer is extended (pursuant to Section 4 of the Offer, "Variation or Extension of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"**Expiry Time**" means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 4 of the Offer, "Variation or Extension of the Offer"), in which event the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"**Initial Expiry Time**" means 7:00 p.m. (Calgary time) on March 25, 2002;

"**Letter of Transmittal**" means, in respect of the Chain Shares, a letter of transmittal accepting the Offer in the form printed on blue paper accompanying the Offer and Circular;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, when used in connection with a party, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of Argonauts or Chain, as the case may be, or its subsidiaries, which is materially adverse to the business, operations or financial condition of Argonauts or Chain, as the case may be, taken as a whole, other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Chain or Argonauts, as the case may be, prior to the date of the Acquisition Agreement, (ii) resulting from conditions affecting the oil and gas industry as a whole, (iii) resulting from a change in the commodity price of oil or natural gas;

"**Minimum Condition**" has the meaning ascribed thereto in paragraph (a) of Section 5 of the Offer, "Conditions";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form printed on green paper accompanying the Offer and Circular;

"**Offer Documents**" means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"**Offer Period**" means the period commencing on February 15, 2002 and ending at the Expiry Time;

"**Offer Price**" means the Cash Alternative, the Share Alternative or the Combination Alternative, or such greater amount as Argonauts may specify as the purchase price per Chain Share under the Offer pursuant to Section 4 of the Offer, "Variation or Extension of the Offer";

"**Offer**" means the offer to purchase all of the outstanding Chain Shares made hereby to Shareholders, the terms and conditions of which are set forth in the Offer Documents;

"**OSC Rule 61-501**" means Rule 61-501 of the OSC;

"**OSC**" means the Ontario Securities Commission;

"**person**" means an individual, body corporate, partnership, syndicate, trust or other form of unincorporated association;

"**Policy Q-27**" means Policy No. Q-27 of the CVMQ, as amended;

"**Second Stage Transaction**" has the meaning ascribed thereto under Section 13 of the Offer, "Acquisition of Chain Shares Not Deposited";

"**Securities Authorities**" means the CDNX, the TSE and the Executive Director under the ABCA, the securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and the Securities and Exchange Commission in the United States of America and the securities commissions or similar regulatory authorities of the states thereof;

"**Securities Laws**" means the ABCA and any applicable Canadian provincial securities laws, any applicable United States securities laws, securities laws of any applicable States of the United States and any other applicable securities laws;

"**Share Alternative**" means, for each Chain Share, 0.44 of an Argonauts Share, subject to an aggregate maximum of 3,000,000 Argonauts Shares being issued pursuant to the Offer and subject to proration;

"**Shareholders**" means holders of Chain Shares, and, to the extent required by the context, holders of options or other rights to purchase Chain Shares, and "**Shareholder**" means any one of them;

"**subsidiary**" has the meaning set forth in the ABCA;

"**Superior Proposal**" means any *bona fide* written Take-over Proposal on account of which, Chain's board of directors determines, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction which would be carried out within a time frame that is reasonable in the circumstances, for which adequate financial arrangements have been made or would reasonably be expected to be made and which would, if consummated, be superior to the Offer from a financial point of view to holders of Chain Shares;

"**Take-over Proposal**" means a proposal or offer by a third party in writing, or by public announcement to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Chain or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Chain whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of shares in the capital of Chain, tender offer or exchange offer or similar transaction involving Chain including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Chain or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Chain (other than the transactions contemplated by the Acquisition Agreement);

"**Take-up Date**" means the date that Argonauts first takes up Chain Shares pursuant to the Offer, provided that such take-up was in compliance with the terms of the Offer and with Securities Laws;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Tender Agreements**" means the tender agreements between Argonauts and each of the Tendering Securityholders;

"**Tendering Securityholders**" means, collectively, all of the directors and senior officers of Chain and certain shareholders of Chain who have entered into Tender Agreements and "**Tendering Securityholder**" means any one of them; and

"**TSE**" means The Toronto Stock Exchange.

ABBREVIATIONS AND CONVERSIONS

Abbreviations

The following are abbreviations of technical terms used throughout this Circular:

"**ARTC**" means Alberta Royalty Tax Credit;

"**bbl**" means barrel and "**bbls**" means barrels;

"**bbl/d**" or "**bopd**" means barrels of oil produced per day;

"**Bcf**" means billion cubic feet of natural gas;

"**boe**" means barrels of oil equivalent, with natural gas converted at 6 mcf of natural gas per bbl of oil, unless otherwise stated;

"**boed**" or "**boe/d**" means barrels of oil equivalent production per day;

"**Mbbls**" means 1,000 barrels of oil;

"**Mboe**" means 1,000 barrels of oil equivalent;

"**mcf**" means 1,000 cubic feet of natural gas;

"**mcf/d**" or "**mcfd**" means 1,000 cubic feet of natural gas per day;

"**Mmcf**" means 1,000,000 cubic feet of natural gas;

"**Mmcf/d**" means 1,000,000 cubic feet of natural gas per day;

"**Mstb**" means 1,000 stock tank barrels of oil;

"**NGLs**" means natural gas liquids; and

"**WTI**" means West Texas Intermediate.

Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	.028174
Cubic metres of gas	cubic feet	35.494
Bbls	cubic metres	0.159
Cubic metres of oil	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning Chain contained in the Offer Documents has been taken from or is based upon publicly available documents or records on file with Securities Authorities and other public sources and information provided to Argonauts by Chain. Certain capitalized terms used in this summary are defined under "Glossary". Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offer is made by Argonauts for all of the outstanding Chain Shares including Chain Shares which may become outstanding on the exercise of Chain Options or any other rights to acquire Chain Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Argonauts.

The Offer is made only for the Chain Shares and not for any Chain Options or other rights to acquire Chain Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Chain Shares and deposit the Chain Shares in accordance with the Offer.

The obligation of Argonauts to take up and pay for Chain Shares pursuant to the Offer is subject to certain conditions. See Section 5 of the Offer, "Conditions of the Offer".

The board of directors of Chain has unanimously approved the entering into of the Acquisition Agreement, determined that the Offer is fair, from a financial point of view, to holders of Chain Shares and is in the best interests of Chain and the holders of Chain Shares and recommends that holders of Chain Shares ACCEPT the Offer. For further information, refer to the Directors' Circular.

Basis of the Offer

The basis of the Offer is, at the election of each Shareholder, for each Chain Share, (i) $1.00 in cash; (ii) 0.44 of an Argonauts Share; or (iii) a combination thereof. The terms of the Offer limit the aggregate number of Argonauts Shares issuable under the Offer to the holders of Chain Shares to 3,000,000 Argonauts Shares, subject to adjustment and proration. See Section 1 of the Offer, "The Offer".

No fractional Argonauts Shares will be issued. Any entitlement to fractional shares shall be rounded up to the next whole number of Argonauts Shares.

A Shareholder who does not properly indicate a choice for the cash election, the share election, or a combination thereof, on the Letter of Transmittal will be deemed to have chosen the cash election for all Chain Shares deposited under the Offer for which a proper election has not been made.

Acquisition Agreement

The Offer

On January 30, 2002, Chain and Argonauts entered into the Acquisition Agreement pursuant to which Argonauts agreed to make the Offer and Chain agreed to support the Offer.

Chain agreed pursuant to the Acquisition Agreement to, among other things, terminate and cause to be terminated all discussions and negotiations conducted prior to the date of the Acquisition Agreement and not to solicit, initiate or knowingly encourage, or engage in any discussions or negotiations, to or to participate in or take any action in respect of which may be reasonably expected to lead to, a Take-over Proposal. The foregoing obligations of Chain are subject to a "fiduciary out" if a Superior Proposal is offered or made to Chain or the Shareholders. See "The Acquisition Agreement" at Section 4 of the Circular.

Tender Agreements

The Tendering Securityholders, who hold or control an aggregate of 6,905,502 Chain Shares (which represent approximately 28.1% of the issued and outstanding Chain Shares) and options to purchase 2,250,000 Chain Shares have each entered into a Tender Agreement with Argonauts pursuant to which such persons have agreed, among other things, to deposit under the Offer the Chain Shares beneficially owned, directly or indirectly, or controlled or subsequently acquired (including any Chain Shares acquired pursuant to the exercise of Chain Options) by such persons. In addition, Argonauts understands that steps are being taken to secure the execution of a Tender Agreement in respect of an additional 1,300,000 Chain Shares (which shares, together with the 6,905,502 Chain Shares already subject to Tender Agreements would represent approximately 33.4% of the issued and outstanding Chain Shares). See "Arrangements with the Tendering Securityholders" at Section 6 of the Circular.

Manner and Time of Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time.

Shareholders wishing to accept the Offer must deposit the certificates representing their Chain Shares, together with a properly completed and duly executed Letter of Transmittal or a facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. **Shareholders whose Chain Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Chain Shares to the Offer.** The office of the Depositary will be open during normal business hours until the Expiry Time.

If a Shareholder is unable to deposit certificates representing its Chain Shares in a timely manner, such Shareholder may accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner and Time of Acceptance".

Conditions

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, Argonauts reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Chain Shares deposited under the Offer unless all of the conditions set forth in Section 5 of the Offer, "Conditions", are satisfied or waived by Argonauts. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Chain Shares (calculated on a diluted basis). All of such conditions are for the exclusive benefit of Argonauts and, subject to the Acquisition Agreement, may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights that Argonauts may have, provided that if Argonauts takes up and pays for any Chain Shares, it shall acquire not less than 66 2/3% of the outstanding Chain Shares (calculated on a diluted basis). See Section 5 of the Offer, "Conditions".

Argonauts

Argonauts is a Calgary-based oil and gas exploration and production company with assets and operations in Alberta. On January 24, 2002, Argonauts completed an $8 million private placement of Argonauts Shares and warrants and certain reorganization transactions which included the resignation of all the then current directors and officers of Argonauts and the appointment of Donald F. Archibald, Randal Brockway, Howard Crone, Alison Jones and Gary Peddle, the former executive team of Cypress Energy Inc., as the new executive officers of Argonauts and Donald F. Archibald, Fred C. Coles, Geoffrey A. Cumming, Douglas A. Dafoe and Max Muselius as the new directors of Argonauts. See Schedule A to the Circular, "Information Concerning Argonauts Group Ltd.".

Chain Energy Corporation

Chain is a Calgary-based oil and gas exploration and production company with assets and operations in Alberta, British Columbia and Saskatchewan. See Section 2 of the Circular, "Chain Energy Corporation".

Purpose of the Offer and Plans Regarding the Acquisition of Chain Shares Not Deposited

The purpose of the Offer is to enable Argonauts to acquire, directly or indirectly, all of the Chain Shares. If Argonauts acquires at least 90% of the Chain Shares, Argonauts may acquire the remaining Chain Shares pursuant to the compulsory acquisition procedures contained in Part 16 of the ABCA. If Argonauts acquires less than 90% of the Chain Shares, Argonauts currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Second Stage Transaction, to acquire the remaining Chain Shares without the consent of the holders thereof. See Section 13 of the Offer, "Acquisition of Chain Shares Not Deposited".

Reasons for the Offer

Argonauts believes that the acquisition of Chain is accretive to key per share measures including cash flow and net asset value. It will provide an excellent complement to Argonauts' existing asset base and will also give Argonauts increased exposure to natural gas. Argonauts further believes that the combination of Argonauts and Chain will result in a larger and stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and gas industry in western Canada.

The Offer provides a number of benefits to Shareholders resulting from the combination of Chain and Argonauts, including

(i) if a Shareholder chooses the Cash Alternative:

(a) The cash consideration offered under the Offer represents a premium of: (A) $0.23 or 30% to the $0.77 weighted average trading price of the Chain Shares for the 20 trading days immediately preceding and including the January 9, 2002 announcement of the appointment of Chain's financial advisor to assist in reviewing various alternatives to maximize Shareholder value; and (B) $0.20 or 25% to the $0.80 closing price of the Chain Shares on the TSE on January 9, 2002, the last trading day prior to the announcement of the Shareholder maximization process; and

(b) the Offer provides Shareholders with the opportunity to dispose of all of their Chain Shares for cash; or

(ii) if a Shareholder chooses the Share Alternative or Combination Alternative:

(a) The share consideration offered under the Offer represents a premium of: (A) $0.25 or 32% based on the weighted average trading price of the Chain Shares for the 20 days preceding and including the January 9, 2002 announcement of the Shareholder maximization process and the weighted average trading price for the Argonauts Shares for the period from January 28, 2002 (being the date that the Argonauts Shares recommenced trading on the CDNX following completion of its recapitalization) and January 29, 2002, the last full trading day prior to the date of the announcement of the Offer; and (B) $0.26 or 32% to the closing price of the Chain Shares on the TSE on January 9, 2002 and the Argonauts Shares on the CDNX on January 29, 2002;

(b) an opportunity to participate in a well-managed, financially strong company with a diversified asset and production base in western Canada;

(c) exposure to enhanced development and exploitation opportunities and realization of operational efficiencies from the combination of the operations of Chain and Argonauts;

(d) the opportunity for enhanced liquidity as Argonauts has, and the combined entity will have, a significantly larger market capitalization than Chain alone; and

(d) an opportunity for Shareholders to elect whether to receive Argonauts Shares or a combination of cash and Argonauts Shares subject to the limitation on the number of Argonauts Shares available under the Offer.

Selected Combined Operational Information

	Argonauts(1)(3)	**Chain(2)(4)**	**Combined(6)**
Average Daily Production(1)(2)			
(before royalties)			
Crude oil and NGLs (bbl/d)	971	398	1,369
Natural gas (mcf/d)	4,242	4,355	8,597
Oil equivalent (boed)	1,678	1,124	2,802
Proven Reserves(3)(4)			
(before royalties)			
Crude oil and NGLs (Mbbls)	1,833	840	2,673
Natural gas (Mmcf)	6,491	10,967	17,458
Oil equivalent (Mboe)	2,914	2,668	5,582
Established Reserves: Total Proven and Risked Probable Reserves(3)(4)(5)			
(before royalties)			
Crude oil and NGLs (Mbbls)	2,124	1,273	3,397
Natural gas (Mmcf)	7,587	14,579	22,166
Oil equivalent (Mboe)	3,388	3,703	7,091
Undeveloped Land Holdings(7)			
(net acres)	32,000	38,367	70,367

Notes:

(1) Average Daily Production information in respect of Argonauts is given for the 3 month period ended October 31, 2001.
(2) Average Daily Production information in respect of Chain is given for the 3 month period ended September 30, 2001.
(3) Reserves information in respect of Argonauts is given as at July 31, 2001.
(4) Reserves information in respect of Chain is given as at December 31, 2001.
(5) Probable reserves have been reduced by 50% for risk.
(6) Combined Average Daily Production information aggregates Argonauts' and Chain's information for each of the 3 month periods indicated. Combined Reserve information aggregates Argonauts' and Chain's reserves for each of the dates indicated.
(7) Undeveloped Land Holdings information is at July 31, 2001 for Argonauts and December 31, 2000 for Chain.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for Argonauts and Chain as well as certain pro forma consolidated financial information after giving effect to the acquisition by Argonauts of all of the issued and outstanding Chain Shares and certain other adjustments. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of Argonauts set forth in Schedule B to the Circular, including the notes thereto.**

	Three Months Ended October 31, 2001[1]		
	Argonauts	Chain	Pro Forma Consolidated[1]
	(unaudited)	(unaudited)	(unaudited)
	$	$	$
Revenue, net of royalties and ARTC	3,289,000	1,983,814	5,272,814
Net earnings (loss)	495,327	169,135	(1,067,545)
Per common share (basic)	-	-	(0.03)
Per common share (diluted)	-	-	(0.03)
Total assets	26,579,359	30,859,828	70,336,189
Long-term debt[2]	4,100,000	550,000	10,321,457
Shareholders' Equity	13,098,036	19,898,653	36,769,677

Notes:

(1) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth in Schedule B for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements are not indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(2) Excluding current portion.

Payment for Deposited Chain Shares

If all the conditions referred to in Section 5 of the Offer, "Conditions", are satisfied or waived by Argonauts at the Expiry Time, Argonauts will, pursuant to the terms of the Acquisition Agreement, become obligated to take up and pay for all Chain Shares validly deposited under the Offer (and not properly withdrawn) as soon as possible, but in any event no later than the first Business Day following the Expiry Time. Any Chain Shares deposited under the Offer after the first date on which Chain Shares have been taken up by Argonauts will be taken up and paid for within 10 days of such deposit. See Section 8 of the Offer, "Payment for Deposited Chain Shares."

Canadian Federal Income Tax Considerations

Shareholders should carefully read the information under "Canadian Federal Income Tax Considerations" at Section 12 of the Circular, which qualifies the information set forth below.

Argonauts has agreed to jointly file tax elections pursuant to subsection 85(1) or subsection 85(2), as applicable, of the Tax Act and the corresponding provision of any applicable provincial statute with any Shareholders who tender their Chain Shares pursuant to the Offer and who receive a combination of cash and Argonauts Shares for their Chain Shares. The Canadian federal income tax consequences of filing such a tax election are described in further detail in Section 12 of the Circular.

Canadian residents who receive only cash for their Chain Shares will generally realize a capital gain or loss to the extent that the cash received exceeds or is less than the total of the adjusted cost base of their Chain Shares and their disposition expenses. Canadian residents who receive only Argonauts Shares for their Chain Shares will generally not realize any capital gain or loss unless they choose to do so. Canadian residents who receive part cash and part Argonauts Shares for their Chain Shares and who do not file the tax elections described above will generally realize a capital gain or loss to the extent that the amount of cash received exceeds or is less than the total of the adjusted cost base of the proportion of those Chain Shares disposed of for cash and their disposition expenses of those Chain Shares, and will generally not realize any capital gain or loss in respect of the proportion of those Chain Shares disposed of for Argonauts Shares unless they choose to do so.

A Second Stage Transaction may give rise to either a taxable event or tax deferred exchange of Chain Shares depending upon the form of the transaction and the consideration received.

Non-residents of Canada will generally not be subject to tax in Canada in respect of the sale of their Chain Shares, regardless of the consideration they receive, where the Chain Shares do not constitute taxable Canadian property to such non-resident Shareholders. See "Canadian Federal Income Tax Considerations" in the Circular.

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read Section 12 of the Circular and consult their own tax advisors to determine the particular tax consequences to them of a sale of Chain Shares pursuant to the Offer or a disposition of Chain Shares pursuant to a compulsory acquisition or any Second Stage Transaction.

Depositary

Olympia Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Chain Shares and accompanying Letters of Transmittal at its office specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Calgary office specified therein. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Chain Shares purchased by Argonauts under the Offer.

See Section 3 of the Offer, "Manner and Time of Acceptance", Section 8 of the Offer, "Payment for Deposited Chain Shares" and Section 13 of the Circular, "Depositary".

Stock Exchange Listing

The Chain Shares are listed on the TSE. As a result of the acceptance of the Offer by holders of the Chain Shares, it is possible that the Chain Shares will no longer meet the minimum listing requirements of the TSE. If the Offer is successful, Argonauts intends to delist the Chain Shares from the TSE. See Section 9 of the Circular, "Effect of the Offer on Markets for Chain Shares and Stock Exchange Listing".

OFFER TO PURCHASE

TO: HOLDERS OF COMMON SHARES OF CHAIN ENERGY CORPORATION

1. THE OFFER

Argonauts hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Chain Shares including all Chain Shares which may become outstanding after the date of the Offer on the exercise of the Chain Options or other rights, on the basis of, and at the election of the Shareholder, for each Chain Share: (i) $1.00 in cash (the "Cash Alternative"); (ii) 0.44 of an Argonauts Share, subject to an aggregate maximum of 3,000,000 Argonauts Shares being issued pursuant to the Offer and subject to proration (the "Share Alternative"); or (iii) a combination of the Cash Alternative and the Share Alternative subject to an aggregate maximum of 3,000,000 Argonauts Shares being issued pursuant to the Offer and subject to proration (the "Combination Alternative").

The proportion of the 3,000,000 Argonauts Shares available to be paid for Chain Shares acquired pursuant to the Offer on any Take-up Date to Shareholders who elect either the Share Alternative or Combination Alternative will be the same as the proportion that the Chain Shares being taken up on such Take-up Date is of the outstanding Chain Shares (calculated on a diluted basis), less the number of Chain Shares subject to Chain Options which the holders of such Chain Options have agreed to cancel or surrender pursuant to the terms of the Acquisition Agreement. To the extent holders of Chain Shares being taken up by Argonauts at any particular time elect to receive in aggregate more Argonauts Shares than the amount available under the Share Alternative or the Combination Alternative at that time, all such holders electing to receive Argonauts Shares shall receive a prorated amount of the Argonauts Shares available at that time based on the number of Chain Shares for which share elections have been made at that time and, in this regard, shall be deemed to have elected to receive a prorated share of such available amount of Argonauts Shares and cash, for each of their Chain Shares. Argonauts will notify each such holder of the amount of cash and the number of Argonauts Shares received or deemed to be received for each Chain Share exchanged. **Shareholders who do not properly elect either the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any Chain Shares deposited by them pursuant to the Offer will be deemed to have elected the Cash Alternative with respect to such Chain Shares.**

The Offer is made only for Chain Shares and is not made for any options or other rights to purchase such shares. Any holder of Chain Options or other rights to purchase Chain Shares who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise such options or other rights in order to obtain certificates representing Chain Shares and deposit such Chain Shares in accordance with the Offer. Argonauts shall not be obligated to issue fractional Argonauts Shares. Any entitlement to fractional shares shall be rounded up to the next whole number of Argonauts Shares.

The obligation of Argonauts to take up and pay for Chain Shares pursuant to the Offer is subject to various conditions. See Section 5 of the Offer, "Conditions".

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Argonauts or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is open for acceptance until 7:00 p.m. (Calgary time) on March 25, 2002, subject to certain rights of extension and withdrawal. See Sections 4 and 7 of the Offer, "Variation or Extension of the Offer" and "Withdrawal of Deposited Chain Shares".

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Chain Shares directly with the Depositary. See Section 13 of the Circular.

The Offer Documents collectively comprise, are incorporated into and form part of, the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. DEFINITIONS AND ABBREVIATIONS

Certain capitalized terms, abbreviations and conversions used in the Offer Documents are defined under "Glossary" and "Abbreviations and Conversions", respectively.

3. MANNER AND TIME OF ACCEPTANCE

The Offer is open for acceptance until, but not later than, 7:00 p.m. (Calgary time) on March 25, 2002, or until such time and date to which the Offer may be extended by Argonauts at its discretion (subject to the Acquisition Agreement) unless withdrawn by Argonauts.

Acceptance of Offer

The Offer may be accepted by delivering to the Depositary at the office listed in the Letter of Transmittal so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing the Chain Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) all other documents required by the instructions set out in the Letter of Transmittal.

Unless the procedures for guaranteed delivery set forth below are used, the Offer will not be validly accepted unless the Depositary actually receives these documents at its office listed in the Letter of Transmittal on or before the Expiry Time.

If the certificate or certificates representing Chain Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3.

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on certificates representing Chain Shares and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered owner(s) of the Chain Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney medallion guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Chain Shares pursuant to the Offer and: (i) the certificates representing such Chain Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Chain Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile thereof, is received by the Depositary at its office in Calgary set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Chain Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, relating to the Chain Shares and all other documents required by the Letter of Transmittal are received by the Depositary at its office in Calgary set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSE after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, mail or facsimile transmission to the Calgary office of the Depositary during normal business hours not later than the Expiry Time and must include a medallion guarantee by an Eligible Institution, if required, in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for the Chain Shares deposited and taken up by Argonauts will be made only after the timely receipt of the certificates representing the Chain Shares, together with a properly completed and duly executed Letter of Transmittal, or facsimile thereof, relating to such Chain Shares with the signatures guaranteed by an Eligible Institution, if required, in accordance with the instructions to the Letter of Transmittal, and any other required documents.

The method of delivery of the Letter of Transmittal, certificates representing the Chain Shares and all other required documents is at the option and risk of the person depositing the same. Argonauts recommends that such documents be delivered by hand to the Depositary and a receipt obtained for them. However, if such documents are mailed, Argonauts recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Shareholders whose Chain Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Chain Shares to the Offer.

Power of Attorney

The execution of a Letter of Transmittal irrevocably constitutes and appoints the Depositary and any officer of Argonauts, and each of them, and any other person designated by Argonauts in writing, as the true and lawful agent, attorney and attorney-in-fact and proxyholder of the holder of the Chain Shares covered by the Letter of Transmittal with respect to the Chain Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Securities") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after January 30, 2002 (collectively, the "Other Securities"). The power of attorney granted irrevocably upon execution of the Letter of Transmittal shall in all cases be effective on and after the date that Argonauts takes up and pays for the Purchased Securities (the "Effective Date"), with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Chain; and (ii) to exercise any and all of the rights of the holder of Purchased Securities and any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of such holder of Purchased Securities in respect of such Purchased Securities and Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of Chain, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and Other Securities. Furthermore, a holder of Purchased Securities or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of Chain and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to Argonauts provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of Argonauts, any and all instruments of proxy, authorizations or consents, in a form and on terms satisfactory to Argonauts in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by Argonauts as the proxyholder or the proxy nominee or nominees of the holder in respect of the Purchased Securities and Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to Argonauts and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.

Depositing Shareholders' Representations and Warranties

All Shareholders depositing Chain Shares to the Offer must have full power and authority to sell, assign and transfer the Chain Shares to Argonauts. Shareholders depositing Chain Shares to the Offer must have good title to their Chain Shares free and clear of all liens, restrictions, charges, encumbrances, claims and equities. The deposit of Chain Shares pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and Argonauts upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Chain Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Chain Shares to any other person; (ii) such Shareholder depositing the Chain Shares, or on whose behalf such Chain Shares are being deposited, has good title to and is the beneficial owner of the Chain Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Chain Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such Chain Shares (and any Other Securities) are taken up and paid for by Argonauts, Argonauts will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and rights of third parties whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Chain Shares and accompanying documents deposited pursuant to the Offer will be determined by Argonauts in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Argonauts reserves the absolute right to reject any and all deposits which Argonauts determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Argonauts reserves the absolute right to waive any defect or irregularity in any deposit of any Chain Shares and accompanying documents. There shall be no duty or obligation on Argonauts, the Depositary or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. Argonauts' interpretation of the terms and conditions of the Offer Documents shall be final and binding. Argonauts reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. VARIATION OR EXTENSION OF THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time unless withdrawn or extended.

Subject to the terms of the Acquisition Agreement, Argonauts may, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), vary the terms and conditions of the Offer (which variation may include an extension of the Expiry Time). The Acquisition Agreement provides that: (i) Argonauts shall, if any of the conditions of the Offer set forth in Section 5 of the Offer, "Conditions", have not been satisfied or waived at the Initial Expiry Time, extend the Offer for such period of time not exceeding 10 days following the Initial Expiry Time; (ii) Argonauts may, in its sole discretion, waive or vary any term or condition of the Offer (other than the Minimum Condition, provided that Argonauts may reduce the Minimum Condition to 50.1% of the outstanding Chain Shares (calculated on a diluted basis)), provided that Argonauts shall not (A) change the number of Chain Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Chain Share, provided that, so long as the cash and share components of the Offer are not decreased, Argonauts shall be permitted to increase the consideration to be paid for each Chain Share; (C) amend the Offer or waive, add or modify any of the conditions to the Offer in a manner that, in either case, is adverse to the holders of Chain Shares, provided that any extension of the Offer (which shall in respect of any one extension not be for more than 15 days) or waiver of any condition shall not be considered to be materially adverse to the holders of Chain Shares; or (D) waive, vary or amend the Minimum Condition; provided that Argonauts may reduce the Minimum Condition to 50.1% of the outstanding Chain Shares (calculated on a diluted basis).

If the terms of the Offer are varied, Argonauts will thereafter, except as otherwise required or permitted by law, cause the Depositary to give a written notice of variation (a "Notice of Variation"), to all registered Shareholders whose Chain Shares have not been taken up prior to such variation in the manner indicated in Section 12 of the Offer, "Notice", and Argonauts shall as soon as practicable make a public announcement of the variation and provide a copy of the Notice of Variation to the CDNX and TSE. Any Notice of Variation will be deemed to have been given and to be effective on the day on which it is delivered to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by Argonauts if all of the terms and conditions of the Offer, excluding those waived by Argonauts, have been fulfilled or complied with unless Argonauts first takes up all Chain Shares then deposited under the Offer and not withdrawn. However, if Argonauts waives any terms or conditions of the Offer such that the holders of Chain Shares deposited under the Offer have the right to withdraw such Chain Shares, Argonauts will extend the Offer without first taking up the Chain Shares that are subject to such right of withdrawal.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the Notice of Variation in respect of such variation has been mailed, delivered or otherwise communicated to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.

During any such extension or in the event of any variation, all Chain Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Argonauts in accordance with the terms hereof, subject to, among other things, Section 8 of the Offer, "Payment for Deposited Chain Shares", and to Section 7 of the Offer, "Withdrawal of Deposited Chain Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Argonauts of its rights under Section 5 of the Offer, "Conditions". If the consideration being offered for the Chain Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Chain Shares are taken up under the Offer whether or not such Chain Shares are taken up by Argonauts before such variation.

Pursuant to the terms of the Acquisition Agreement, if Argonauts shall have taken up Chain Shares under the Offer, the Offer shall be extended for a minimum of 10 days and may be extended a maximum of three times (including the foregoing) for an aggregate period of time not exceeding 30 days. In addition, in the event that any appropriate regulatory approval is not obtained prior to the time the Offer is scheduled to expire, unless such approval has been denied, Argonauts agreed that it will extend the Offer for a period of not less than 10 days past the Initial Expiry Time pending receipt of such approval.

5. CONDITIONS

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, Argonauts reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Chain Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Argonauts:

(a) at the Expiry Time, and at the time Argonauts first takes up and pays for Chain Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Chain Shares (calculated on a diluted basis) (the "Minimum Condition");

(b) all requisite regulatory approvals, orders, notices, consents and expiries of waiting periods (including, without limitation, those of any stock exchanges or other securities regulatory authorities), the failure of which to obtain or observe would preclude the completion of the Offer shall have been obtained on terms and conditions satisfactory to Argonauts, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and Argonauts shall have determined in its sole judgment, acting reasonably, that no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission or before or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law; and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated or applied, which in either case in the sole judgment of Argonauts, acting reasonably:

   (i) has the effect or may have the effect of cease trading the Chain Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the purchase by, or the sale to, Argonauts of Chain Shares or the right of Argonauts to own or exercise full rights of ownership of the Chain Shares; or

   (ii) has had or, if the Offer was consummated, would result in, a Material Adverse Effect on Chain or would have a material adverse effect on the ability of Argonauts to complete the Offer or any compulsory acquisition or Second Stage Transaction;

(d) Argonauts shall have determined, in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Argonauts making the Offer or taking up and paying for Chain Shares validly deposited and not withdrawn under the Offer, or completing any compulsory acquisition or Second Stage Transaction;

(e) the Acquisition Agreement shall not have been terminated pursuant to its terms;

(f) a Material Adverse Change shall not have occurred with respect to Chain;

(g) there shall have not occurred, developed or come into effect or existence any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry, or other occurrence of any nature whatsoever which, in the opinion of Argonauts, acting reasonably, materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Chain or any of its subsidiaries or entities except where the effect (i) arises out of a matter that has been publicly disclosed or otherwise disclosed to Argonauts, (ii) resulting from conditions affecting the oil and gas industry as a whole, or (iii) resulting from a change in the commodity price of oil or natural gas;

(h) at or prior to the Expiry Time, all outstanding Chain Options and any other outstanding rights to acquire Chain Shares shall have been exercised, cancelled or otherwise terminated in a manner satisfactory to Argonauts or any outstanding Chain Options or other outstanding rights to acquire Chain Shares may otherwise be dealt with in a manner satisfactory to Argonauts in its sole discretion; or

(i) Chain shall not have breached, or failed to comply with, in any material respect, any of its material covenants or other material obligations under the Acquisition Agreement, and (ii) all material representations and warranties of Chain contained in the Acquisition Agreement shall have been true and correct in all material respects as of the date of the Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter except where any such breaches or failure to comply or the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Chain, provided that, in cases only where such breaches, failure to comply or failure of such representations and warranties to be true and correct is capable of being cured, the breaching party shall have been given notice of and three days to cure such breach, failure to comply or failure to comply of such representations and warranties.

The foregoing conditions are for the exclusive benefit of Argonauts. Argonauts may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Argonauts); provided that, if any of the conditions set forth above have not been satisfied or waived by Argonauts at the Expiry Time, Argonauts shall extend the Offer for such period of time not exceeding 10 days following the Initial Expiry Time. Subject to the terms of the Acquisition Agreement, Argonauts may, in its sole discretion, waive any of the foregoing conditions in whole or in part at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), without prejudice to any other rights which Argonauts may have. See Section 4 of the Offer, "Variation or Extension of the Offer". The failure by Argonauts at any time to exercise or assert any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time. Any determination by Argonauts concerning the foregoing conditions shall be final and binding on all parties.

Any waiver or variation of any term or condition or the withdrawal of the Offer shall be effective upon written notice to Chain confirmed in writing by Argonauts to that effect to the Depositary at its principal office in Calgary, Alberta. Argonauts, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 12 of the Offer, "Notice", and shall provide a copy of the aforementioned notice to the CDNX and TSE. If the Offer is withdrawn, Argonauts shall not be obligated to take up or pay for any of the Chain Shares deposited under the Offer, and the Depositary will promptly return all certificates for deposited Chain Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

Where all the conditions of the Offer set out in this Section 5 of the Offer have been satisfied or waived, Argonauts will forthwith issue a notice by press release to that effect, which press release will disclose the approximate number of Chain Shares deposited and that will be taken up.

6. NOTICE OF CHANGE

If, either before or after the Expiry Time but before the expiry of all withdrawal rights, a change which is within the control of Argonauts or its affiliates or a change which is a material fact in respect of the Argonauts Shares has occurred in the information in the Offer Documents or in any prior Notice of Change (as defined below) that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer, Argonauts will comply with all applicable securities laws regarding continuous disclosure and will cause the Depositary to deliver a written notice of change (a "Notice of Change") to all registered Shareholders whose Chain Shares have not been taken up at the date of the occurrence of the change in the manner indicated in Section 12 of the Offer, "Notice".

7. WITHDRAWAL OF DEPOSITED CHAIN SHARES

All deposits of Chain Shares pursuant to the Offer are irrevocable, provided that any Chain Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a) at any time where the Chain Shares have not been taken up by Argonauts;

(b) at any time after three Business Days from the date Argonauts takes up such Chain Shares, if such Chain Shares have not been paid for by Argonauts; and

(c) at any time after April 2, 2002 provided that the Chain Shares have not been taken up and paid for by Argonauts prior to the receipt by the Depositary of the notice of withdrawal in respect of such Chain Shares.

In addition, if:

(d) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which Chain Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the Notice of Variation has been delivered; or

(e) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, (i) unless such change is not within the control of Argonauts or of any affiliate of Argonauts (except to the extent required by applicable law, where it is a change in a material fact relating to the Argonauts Shares);

any Chain Shares deposited under the Offer and not taken up and paid for by Argonauts at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In order for any withdrawal to be made, a notice of the withdrawal ("Notice of Withdrawal") must be made in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit of the applicable Chain Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such Notice of Withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the certificate(s) representing the Chain Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Chain Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Chain Shares to be withdrawn. Any signature on a Notice of Withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such Letter of Transmittal), except in the case of Chain Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of Notices of Withdrawal shall be determined by Argonauts in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Argonauts, the Depositary or any other person to give notice of any defect or irregularity in any Notice of Withdrawal, and no liability shall be incurred by any of them for failure to give any such notice.

If Argonauts extends the Offer, is delayed in taking up and paying for Chain Shares or is unable to take up and pay for Chain Shares for any reason, then, without prejudice to Argonauts' other rights, no Chain Shares may be withdrawn except to the extent that depositing holders thereof are entitled to withdrawal rights as set forth in this Section 7 of the Offer or pursuant to applicable law, and such Chain Shares may be retained by the Depositary on behalf of Argonauts.

Where a Notice of Withdrawal is given in accordance with this Section 7 of the Offer, Argonauts shall return the certificate(s) representing the Chain Shares to the depositing Shareholder in accordance with Section 9 of the Offer, "Return of Chain Shares".

Withdrawals may not be rescinded and any Chain Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following the applicable procedures described in Section 3 of the Offer, "Manner and Time of Acceptance". In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission in certain circumstances. See Section 17 of the Circular, "Statutory Rights".

8. PAYMENT FOR DEPOSITED CHAIN SHARES

If all the conditions referred to under Section 5 of the Offer, "Conditions", have been satisfied or waived by Argonauts at the Expiry Time, Argonauts will, pursuant to the terms of the Acquisition Agreement, become obligated to take up and pay for all Chain Shares validly deposited under the Offer and not properly withdrawn as soon as possible, but in any event no later than the first Business Day following the Expiry Time. Any Chain Shares deposited under the Offer after the first date on which Chain Shares have been taken up by Argonauts will be taken up and paid for within 10 days of such deposit.

Subject to applicable law and the Acquisition Agreement, Argonauts expressly reserves the right in its sole discretion to delay taking up or paying for any Chain Shares or to terminate the Offer and not take up or pay for any Chain Shares if any condition specified in Section 5 of the Offer, "Conditions", is not satisfied or waived by Argonauts, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. Argonauts also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Chain Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Argonauts will not, however, take up and pay for any Chain Shares deposited under the Offer unless Argonauts simultaneously takes up and pays for all Chain Shares then validly deposited under the Offer.

Argonauts will pay for Chain Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for delivery to depositing Shareholders and issuing to, or on behalf of each such depositing Shareholder, Argonauts Shares on the basis set forth in Section 1 of the Offer, "The Offer", and by providing the Depositary with one or more certificates representing the Argonauts Shares for delivery to Shareholders who have tendered and not withdrawn their Chain Shares under the Offer.

Under no circumstances will interest accrue or be paid by Argonauts or the Depositary to persons depositing Chain Shares on the purchase price of Chain Shares purchased by Argonauts, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Chain Shares in acceptance of the Offer for the purposes of receiving payment from Argonauts and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Chain Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the Argonauts Shares to which that person is entitled and/or issuing or causing to be issued a cheque payable in Canadian funds to which that person is entitled, provided that the person is a resident of a province of Canada or another jurisdiction in which the Argonauts Shares may be lawfully delivered without further action by Argonauts. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the Argonauts Shares and/or the cheque will be issued in the name of the registered holder of the Chain Shares so deposited. Unless the person depositing the Chain Shares instructs the Depositary to hold the certificate representing the Argonauts Shares and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, certificates and/or cheques will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, certificates and/or cheques will be sent to the address of the holder as shown on the applicable register of securityholders maintained by Chain. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable law, Argonauts may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Chain Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Chain Shares than the Shareholder desires to deposit, a certificate for Chain Shares not purchased will be returned, without expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer. See Section 9 of the Offer, "Return of Chain Shares".

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Chain Shares directly with the Depositary to accept the Offer. See "Depositary" in Section 13 of the Circular.

9. RETURN OF CHAIN SHARES

Any deposited Chain Shares not taken up and paid for by Argonauts will be returned at Argonauts' expense to the depositing Shareholder either by sending new certificates representing Chain Shares not purchased or returning the deposited certificates (and other relevant documents), as appropriate. The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the depositing Shareholder in the Letter of Transmittal or, if such name or address is not so specified, then in such name and to such address of the Shareholder as shown on the register maintained by Chain, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer. If certificates are submitted for more Chain Shares than are deposited, such certificates will be returned by the same process outlined for Chain Shares deposited and not taken up and paid for under the Offer.

10. MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, certificates representing Argonauts Shares and/or cheques issued in consideration for Chain Shares purchased pursuant to the Offer, certificates representing Chain Shares to be returned, notices and any other relevant documents from Argonauts or the Depositary to Shareholders will not be mailed if Argonauts determines, in its sole judgment, that delivery thereof by mail may be delayed. Persons entitled to certificates representing Argonauts Shares and/or cheques and certificates representing Chain Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Chain Shares in respect of which the certificate representing Argonauts Shares and/or cheques being issued were deposited, upon application to the Depositary, until such time as Argonauts has determined that delivery by mail will no longer be delayed. Notice of any determination by Argonauts not to mail as a result of mail service delay or interruption will be given in accordance with Section 12 of the Offer, "Notice". Notwithstanding Section 8 of the Offer, "Payment for Deposited Chain Shares", certificates representing Argonauts Shares and/or cheques not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the office of the Depositary referred to above.

11. CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, Chain splits, combines or otherwise changes any of the Chain Shares or its capitalization, or discloses that it has taken or intends to take any such action, then Argonauts may, in its sole discretion and without prejudice to its rights under Section 5 of the Offer, "Conditions", make such adjustments as it deems appropriate to the Offer Price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any such split, combination or other change.

Chain Shares acquired pursuant to the Offer shall be transferred by the holders thereof and acquired by Argonauts free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Chain Shares on or after January 30, 2002. If Chain declares or pays any cash or stock dividend, or makes any other distribution on, or issues any rights with respect to, any of the Chain Shares accepted for purchase pursuant to the Offer and which is payable or distributable to registered Shareholders on a date prior to the transfer of Chain Shares to the name of Argonauts or its nominee or transferee on Chain's share register, then the whole of any such dividend, distribution or right shall be received and held by the depositing Shareholder for the account of Argonauts and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Argonauts, accompanied by appropriate documentation of transfer. Pending such remittance, Argonauts will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the certificates representing Argonauts Shares and/or cheques payable by Argonauts pursuant to the Offer or reduce the number of Argonauts Shares and/or amount of cash payable in respect of the amount or value thereof, as determined by Argonauts in its sole discretion.

12. NOTICE

Without limiting any other lawful means of giving notice, any notice Argonauts or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Chain Shares at their addresses as shown on the share register of Chain and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders and notwithstanding any interruption of postal service in Canada or elsewhere following mailing. In the event of any interruption of mail service following mailing, Argonauts intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which Argonauts or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Chain Shares, if: (i) it is given to the CDNX and TSE for dissemination through its facilities; (ii) it is published once in the national edition of *The Globe and Mail* or *The National Post*, provided that if the national edition of *The Globe and Mail* or *The National Post* is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation in the cities of Calgary and Toronto; and (iii) it is distributed through the facilities of the Canadian Corporate News and given to the Dow Jones News Service.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

13. ACQUISITION OF CHAIN SHARES NOT DEPOSITED

Compulsory Acquisition

If by the Expiry Time or within 120 days after the date of the Offer, whichever first occurs, the Offer has been accepted by the holders of not less than 90% of the Chain Shares (calculated on a diluted basis), other than Chain Shares held on the date hereof by or on behalf of Argonauts or its affiliates and associates (as each of such terms is defined in the ABCA), then Argonauts currently intends, pursuant to the provisions of Part 16 of the ABCA, to acquire all the Chain Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree", which definition includes any person who subsequently acquires any of such Chain Shares) on the same terms (including the Offer Price) as the Chain Shares acquired under the Offer.

To exercise this statutory right, Argonauts must give notice (an "Offeror's Notice") to each of the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days after the Expiry Date and 180 days after the date of the Offer. Within 20 days after giving the Offeror's Notice, Argonauts must pay to Chain the Offer Price for each of the Chain Shares not acquired under the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send to Chain the certificates evidencing the Chain Shares held by such Dissenting Offeree and may elect either to transfer those Chain Shares to Argonauts on the terms on which Argonauts acquired Chain Shares under the Offer or to demand payment of the fair value of those Chain Shares by so notifying Argonauts and by applying to the Court of Queen's Bench of Alberta to hear an application to fix the fair value of the Chain Shares of that Dissenting Offeree within 60 days of the date of the sending of the Offeror's Notice. If the Dissenting Offeree does not notify Argonauts and so apply to the Court of Queen's Bench of Alberta within the applicable 60 day period, the Dissenting Offeree will be deemed to have elected to transfer such Chain Shares to Argonauts on the terms of the Offer. Any judicial determination of the fair value of the Chain Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is only a summary of the right of compulsory acquisition which may become available to Argonauts. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The sections in Part 16 of the ABCA are complex and will require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transactions

If the foregoing statutory right of compulsory acquisition is not available or if Argonauts elects not to proceed by way of a statutory compulsory acquisition, Argonauts will consider other means of acquiring, directly or indirectly, all of the Chain Shares not deposited under the Offer, including a Second Stage Transaction. Such means may include seeking to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction ("Second Stage Transaction") involving Argonauts and/or an affiliate of Argonauts for the purpose of Chain becoming a direct or indirect wholly-owned subsidiary of Argonauts or effecting a merger of Argonauts and Chain. Depending upon the nature and terms of the Second Stage Transaction, under applicable corporate law and in addition to the minority approval requirements described below, the approval of at least 66 2/3% of the votes cast by Shareholders may be required at a meeting duly called and held for the purpose of approving such Second Stage Transaction. Argonauts will cause the Chain Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable requirements described below, to be counted as part of any minority approval that may be required in connection with such a transaction.

The timing and details of any Second Stage Transaction would necessarily depend upon a variety of factors, including the number of Chain Shares acquired pursuant to the Offer. In any Second Stage Transaction, the holders of Chain Shares or other securities of Chain, other than Argonauts and its affiliates, could receive shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof. Any such preferred shares could be immediately redeemed by the issuer for cash. Such cash payments, subject to prevailing conditions, including general economic conditions and the business of Chain, may be equal to, higher or lower than the value of the consideration offered under the Offer.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in Section 12 of the Circular.

The methods described above of acquiring the Chain Shares not acquired by Argonauts pursuant to the Offer, other than the statutory compulsory acquisition under the ABCA, may include a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the "Regulations"), Policy Q-27 and OSC Rule 61-501. Under the Regulations and Policy Q-27, any Second Stage Transaction would be a "going private transaction" if it would result in the interest of the holder of Chain Shares or securities convertible into or exchangeable for Chain Shares (the "Convertible Securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of Chain, a successor to the business of Chain, another issuer that controls Chain or an issuer that controls a successor to the business of Chain. In contrast, under OSC Rule 61-501, subject to certain exceptions, a Second Stage Transaction may constitute a "going private transaction" if it would result in the interest of a beneficial owner of Chain Shares being terminated without the beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. In addition, in certain circumstances, the provisions of Policy Q-27 may also deem certain types of Second Stage Transactions to be "related party transactions". Argonauts expects that any Second Stage Transaction will be a going private transaction under the Regulations, OSC Rule 61-501 and Policy Q-27 and a related party transaction for the purposes of Policy Q-27. Under OSC Rule 61-501, any Second Stage Transaction may also constitute a related party transaction, however, under OSC Rule 61-501, the provisions regulating a related party transaction are not applicable if the transaction is a going private transaction carried out in accordance with the rule.

Policy Q-27 and OSC Rule 61-501 require that, in any Second Stage Transaction constituting a going private transaction (or a related party transaction in the case of Policy Q-27), a formal valuation be prepared of (a) the Chain Shares and, subject to certain limited exceptions in the case of OSC Rule 61-501, any non-cash consideration being offered for the Chain Shares, and (b) in the case of Policy Q-27, the Convertible Securities and any non-cash consideration being offered therefor, and that a summary of such valuation be provided to the holders of the Chain Shares and, in the case of Policy Q-27, the holders of Convertible Securities.

Under OSC Rule 61-501, a Second Stage Transaction constituting a going private transaction is exempt from the valuation requirements contained in OSC Rule 61-501 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid, and the take-over bid circular contains certain required disclosure respecting the transaction. Argonauts currently intends that the consideration offered under any Second Stage Transaction prepared by it would be identical to the consideration offered under the Offer and, accordingly, Argonauts expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501. In respect of the valuation requirements in Policy Q-27, Argonauts intends to rely on any exemption then available or to seek waivers pursuant to Policy Q-27 exempting Argonauts or Chain, as appropriate, from the valuation requirements under Policy Q-27 in connection with any Second Stage Transaction.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require approval of the Second Stage Transaction by at least two-thirds of the votes cast by holders of Chain Shares. Policy Q-27 also requires that, in addition to any other required securityholder approval, in order to complete a going private transaction or related party transaction, the approval of a simple or two-thirds majority (depending on the nature of the transaction and the nature and value of the consideration offered) of the votes cast by "minority" holders of the Chain Shares and the Convertible Securities be obtained. The necessary level of security holder approval required with respect to a going private transaction is a simple majority of the "minority" vote unless: (i) the consideration to be paid is payable wholly or partly other than in cash or in the right to receive cash within 35 days of the approval of the going private transaction; or (ii) the consideration is less in amount than the per security value or the simple average of the high and low ends of the range of per security values arrived at by the formal valuation, in which cases, a two-thirds majority of the "minority" vote is required. In the case of a related party transaction, a simple majority of the "minority" vote is required unless, in the case of a related party transaction where a formal valuation is required, the value of the consideration to be paid is less than the value or the simple average of the high and low ends of the range of values arrived at by the formal valuation, in which case a two-thirds majority of the "minority" vote is required. OSC Rule 61-501 similarly requires that a going private transaction be approved by the majority of the votes cast by "minority" holders of the Chain Shares, but in contrast to Policy Q-27, a simple majority of the "minority" vote is required in all circumstances.

In relation to the Offer and any subsequent related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the CVMQ as required, all holders of Chain Shares other than Argonauts, any "interested party" or any person or company who is a "related party" of Argonauts for the purposes of Policy Q-27 and OSC Rule 61-501 including any directors, officers or other insiders of Argonauts, any person or company who is a "related party" of an "interested party" for the purposes of Policy Q-27 and OSC Rule 61-501 or any person or company acting jointly or in concert with the foregoing or any affiliate of the foregoing.

Under Policy Q-27, Argonauts may treat Chain Shares acquired pursuant to the Offer, other than Chain Shares tendered to the Offer pursuant to a pre-tender agreement by persons who participated in the negotiation of the Offer, as "minority" shares and vote them, or consider them voted, in favour of such going private (or related party) transaction if the consideration per security in the going private (or related party) transaction is at least equal in value to the consideration paid under the Offer. All of the Chain Shares which are subject to the Tender Agreements may be subject to the foregoing exception. If necessary, Argonauts intends to seek discretionary relief from the CVMQ so that all Chain Shares tendered to the Offer by the directors and senior officers of Chain who entered into a Tender Agreement may be counted as "minority" shares for purposes of Policy Q-27. Under OSC Rule 61-501, Argonauts may treat all Chain Shares acquired pursuant to the Offer, excluding the Chain Shares currently owned by directors, officers and insiders of Argonauts and their associates and affiliates, as "minority" shares and vote them, or consider them voted, in favour of a going private transaction, provided that the Second Stage Transaction is completed not later than 120 days after the Expiry Time, the consideration per security in the going private transaction is at least equal in value to the consideration paid under the Offer and certain other requirements are met. Argonauts currently intends that the consideration offered under any Second Stage Transaction proposed would be identical to the consideration offered under the Offer and, accordingly, expect to treat Chain Shares acquired pursuant to the Offer, except for the Chain Shares, if any, specified as aforesaid, as "minority" shares and to vote them in favour of any Second Stage Transaction. Under Policy Q-27 and OSC Rule 61-501, if, following the Offer, Argonauts and its affiliates are the registered holders of 90% or more of the Chain Shares at the time the Second Stage Transaction is initiated (or proposed in the case of OSC Rule 61-501), the requirement for minority approval would not apply to the transaction if a statutory appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

In the event a Second Stage Transaction were to be consummated, holders of Chain Shares, under the ABCA, may have the right to dissent and demand payment of the fair value of such Chain Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Chain Shares. The fair value of Chain Shares so determined could be more or less than the amount paid per Chain Share pursuant to the Second Stage Transaction or the Offer. Any such judicial determination of the fair value of the Chain Shares could be based upon considerations other than, or in addition to, the market price of the Chain Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction or a related party transaction.

Other Alternatives

If Argonauts decides not to effect a statutory compulsory acquisition or a Second Stage Transaction then it will evaluate other available alternatives to acquire the remaining Chain Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Chain Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Chain Shares. Any additional purchases of Chain Shares could be at a price greater than, equal to or less than the price to be paid for Chain Shares under the Offer and could be for cash and/or shares of Argonauts or other consideration. Alternatively, Argonauts may sell or otherwise dispose of any or all Chain Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Argonauts, which may vary from the price paid for Chain Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Second Stage Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the pronouncement of an OSC policy which preceded OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted "going private transactions" within the meaning of OSC Rule 61-501 and Policy Q-27.

In two decisions in 1978, the Supreme Court of Ontario restrained proposed amalgamations which would have had the effect of eliminating the interest which minority shareholders held in one of the amalgamating corporations, without the minority shareholders having been offered the opportunity to receive in exchange participating securities issued by the amalgamated corporation, an affiliate or a successor body corporate, with the result that the existing controlling shareholder would become the sole holder of common shares of the amalgamated corporation. See *Carlton Realty Ltd. v. Maple Leaf Mills Ltd.* (1978), 22 O.R. (2d) 198 and *Alexander v. Westeel-Rosco Ltd.* (1978), 22 O.R. (2d) 211. In light of the specific regulatory framework governing "going private transactions" in OSC Rule 61-501 and Policy Q-27 and the decision of the Supreme Court of Ontario in *Lornex* described below, the decisions in *Maple Leaf Mills* and *Westeel-Rosco* may be of limited relevance to the Second Stage Transaction that may be effected by Argonauts subsequent to the Offer.

In *The General Accident Assurance Company of Canada v. Lornex Mining Corporation Ltd. et al.* (1988), 66 O.R. (2d) 783, the Supreme Court of Ontario declined to grant injunctive relief to a minority shareholder of Lornex seeking to prevent a proposed amalgamation squeeze-out transaction which was to follow a take-over bid made through the facilities of the Vancouver Stock Exchange. The minority shareholder also sought an order declaring that the minority shareholders of Lornex were entitled to vote separately as a class in approving the proposed amalgamation. Lornex was not an "offering corporation" as defined in the *Ontario Business Corporations Act* ("OBCA"), so the "going private transaction" provisions of Section 190 of the OBCA were held to be not applicable to it. The Court held that the proposed amalgamation did not contravene the relevant provisions of the OBCA and that, in light of the oppression remedy contained in the OBCA, the OBCA did not require that a separate class vote of the minority shareholders of Lornex be held to approve the amalgamation. The Court further held that the minority shareholder failed to establish that the proposed amalgamation was oppressive or unfairly prejudicial to or unfairly disregarded the rights of the minority shareholders of Lornex.

Argonauts has been advised that the current trend, both in legislation and in the United States jurisprudence upon which the previous Canadian decisions were based, is toward permitting going private transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

14. MARKET PURCHASES AND SALES OF CHAIN SHARES

Argonauts has no current intention of acquiring any Chain Shares while the Offer is outstanding, other than as described in the Offer and Circular. However, subject to applicable law, Argonauts reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Chain Shares by making purchases through the facilities of the TSE at any time and from time to time prior to the Expiry Time. In no event will Argonauts make any such purchases of Chain Shares through the facilities of the TSE until the third clear trading day following the date of the Offer. If Argonauts should acquire Chain Shares by making purchases through the facilities of the TSE during the Offer Period, the Chain Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Chain Shares acquired in this manner will not exceed 5% of the Chain Shares outstanding on the date of the Offer and Argonauts will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSE on each day on which such Chain Shares have been purchased. Argonauts agreed pursuant to the Acquisition Agreement that it may purchase Chain Shares in the market, provided that such purchases are made in compliance with applicable Securities Laws and only until the Non-Completion Fee is paid under the Acquisition Agreement.

Although Argonauts has no current intention to sell Chain Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell any of such Chain Shares after the Expiry Time.

15. OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Argonauts other than as contained in the Offer or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Argonauts or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Argonauts by brokers or dealers licensed under the laws of such jurisdiction.

Argonauts shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Chain Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Chain Shares or notice of withdrawal of Chain Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Argonauts reserves the right to waive any defect in acceptance with respect to any particular Chain Share or any particular Shareholder. There shall be no obligation on Argonauts or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

Dated: February 15, 2002

ARGONAUTS GROUP LTD.

By: (Signed) Donald F. Archibald
President and Chief Executive Officer

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by Argonauts dated February 15, 2002 to purchase all of the Chain Shares. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular, and collectively constitute the take-over bid circular of Argonauts. Certain terms, abbreviations and conversions used in this Circular are defined under "Glossary" and "Abbreviations and Conversions", respectively. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

The information concerning Chain contained in the Offer Documents has been taken from or is based upon publicly available documents, records on file with Canadian securities regulatory authorities and other public sources and information provided to Argonauts by Chain. Although Argonauts has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other information are untrue or incomplete, Argonauts does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by Chain to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Argonauts.

1. ARGONAUTS

Argonauts is a Calgary-based oil and gas exploration and production company with assets and operations in Alberta. On January 24, 2002, Argonauts completed an $8 million private placement of Argonauts Shares and warrants and certain reorganization transactions which included the resignation of all the then current directors and officers of Argonauts and the appointment of Donald F. Archibald, Randal Brockway, Howard Crone, Alison Jones and Gary Peddle, the former executive team of Cypress Energy Inc., as the new executive officers of Argonauts and Donald F. Archibald, Fred C. Coles, Geoffrey A. Cumming, Douglas A. Dafoe and Max Muselius as the new directors of Argonauts.

The head office of Argonauts is Suite 1210, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 and its registered office is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Further information with respect to Argonauts is set forth in Schedule A to the Circular, which is incorporated herein by reference. Shareholders should read Schedule A in its entirety.

2. CHAIN ENERGY CORPORATION

General

Chain is a Calgary-based oil and gas exploration and production company with assets and operations in Alberta, Saskatchewan and British Columbia. The head office of Chain is located at 1250, 521 - 3rd Avenue S.W., Calgary, Alberta, T2P 3T3 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Chain was incorporated on March 28, 1996, under the ABCA as 689716 Alberta Ltd. By Articles of Amendment dated June 20, 1996 Chain changed its name to AltaQuest Energy Corporation ("AltaQuest") and amended its authorized capital by the creation of first preferred shares and second preferred shares. The private company restrictions were removed from the Articles of AltaQuest by Articles of Amendment dated October 16, 1996. On June 26, 2000 Chain amalgamated with its wholly-owned subsidiary AltaQuest Acquisition Corporation, which corporation resulted from the amalgamation of Chain's wholly-owned subsidiary, 859964 Alberta Ltd., and Arrival Energy Ltd. Chain changed its name to Chain Energy Corporation on June 27, 2000.

Capital Structure of Chain

The authorized capital of Chain is comprised of an unlimited number of Chain Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of the date of the Offer, Chain had

24,600,058 Chain Shares and no preferred shares issued and outstanding. In addition, an aggregate of 2,360,000 Chain Shares are issuable pursuant to the exercise of the outstanding Chain Options. To the knowledge of Argonauts, there are no other issued and outstanding shares of Chain or securities of Chain convertible into or exchangeable for Chain Shares.

Dividend Policy

Based on publicly available information, Chain has not paid any dividends on the Chain Shares to the date hereof. It is the present policy of the board of directors of Chain to retain any earnings to finance the growth and development of Chain's business and, therefore, Chain does not anticipate paying any dividends in the immediate future.

Price Ranges and Trading Volumes of Chain Shares

The Chain Shares are listed and posted for trading on the TSE. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Chain Shares on the TSE for the periods indicated:

	Price Range		
Period	High ($)	Low ($)	Trading Volume
2001			
January	0.53	0.40	949,300
February	0.58	0.44	721,600
March	0.63	0.50	1,107,400
April	1.05	0.55	1,987,400
May	1.20	0.84	1,772,990
June	1.15	0.90	1,772,000
July	0.97	0.64	337,200
August	1.04	0.77	371,840
September	0.85	0.52	300,720
October	0.99	0.55	692,020
November	0.99	0.65	507,380
December	0.85	0.60	254,110
2002			
January	1.10	0.76	2,748,630
February (1 – 14)	1.09	1.01	3,793,100

The Offer was announced to the public on January 30, 2002. The closing trading prices of the Chain Shares on the TSE on January 29, 2002, the last full trading day prior to the announcement of the Offer, and on February 14, 2002 were $0.84 and $1.09, respectively.

Previous Distributions

Based on publicly available information, no distributions of Chain Shares were effected during the 12 months preceding the date of the Offer (other than any distribution of Chain Shares pursuant to the Chain Option Plan).

Selected Operational Information

Production History

The following table summarizes Chain's average daily production of crude oil and NGLs and sales of natural gas before deduction of royalties for the nine months ended September 30, 2001.

	Nine months ended September 30, 2001
Crude oil and NGLs (bbl/d)	456
Natural gas (mcf/d)	4,294
Oil equivalent (boed)	1,171

Reserve History

The following table summarizes Chain's proven reserves before deduction of royalties as at December 31, 2001:

	As at December 31, 2001
Crude oil and NGLs (Mbbls)	840
Natural gas (Mmcf)	10,967
Oil equivalent (Mboe)	2,668

Selected Financial Information

The following table summarizes certain selected financial information of Chain for the nine months ended September 30, 2001 and for the year ended December 31, 2000. **The comparative audited financial statements of Chain for the years ended December 31, 2000, 1999 and 1998 are attached as part of Schedule C hereto.**

	Nine Months Ended September 30, 2001	Year Ended December 31, 2000
	(unaudited) ($)	(audited) ($)
Revenue, net of royalties	8,840,366	8,740,764
Cash flow from operations	6,589,251	5,540,806
Net income	1,781,010	1,048,686
Per common share data		
Cash flow from operations (basic)	0.27	0.28
Cash flow from operations (fully diluted)	0.26	0.28
Net income (basic)	0.07	0.05
Net income (fully diluted)	0.07	0.05
Total assets	30,859,828	25,990,235
Long-term debt	550,000	2,959,204

	Nine Months Ended September 30, 2001	Year Ended December 31, 2000
	(unaudited) ($)	(audited) ($)
Shareholders' equity	19,898,653	18,117,643
Common shares outstanding		
Weighted average	24,600,058	19,516,567
End of Period	24,600,058	24,600,058

Information and Reporting Requirements

Chain is subject to the information and reporting requirements of the ABCA, the securities laws of certain provinces in Canada and the rules of the TSE. In accordance therewith, Chain is required to file reports and other information with certain securities regulatory authorities in Canada and with the TSE relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such securities regulatory authorities and the TSE. Information as of particular dates concerning Chain's directors and officers, their remuneration, stock options granted to them, the principal holders of Chain Shares and any material interest of such persons in material transactions with Chain and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSE.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Chain must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Chain subsequent to the date of the most recent published financial statements of Chain.

3. BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

On January 24, 2002, the President and Chief Executive Officer of Argonauts expressed the interest of Argonauts in acquiring all of the Chain Shares in a negotiated transaction to Dan Wilson the President and Chief Executive Officer of Chain.

On January 28, 2002, Argonauts made a proposal, subject to certain conditions, to Chain which gave rise to negotiations. On January 29, 2002, Argonauts provided Chain with a draft of the acquisition agreement and the tender agreement. Negotiations on the terms of the acquisition agreement and tender agreements continued throughout the morning of January 30, 2002. The Acquisition Agreement and the Tender Agreements were finalized and signed late in the morning of January 30, 2002 with the transaction being announced shortly thereafter on January 30, 2002.

Reasons for the Offer

Argonauts believes that the acquisition of Chain is accretive to key per share measures including cash flow and net asset value. It will provide an excellent complement to Argonauts' existing asset base and will also give Argonauts increased exposure to natural gas. Argonauts further believes that the combination of Argonauts and Chain will result in a larger and stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and gas industry in western Canada.

The Offer provides a number of benefits to Shareholders resulting from the combination of Chain and Argonauts, including

(i) if a Shareholder chooses the Cash Alternative:

(a) The cash consideration offered under the Offer represents a premium of: (A) $0.23 or 30% to the $0.77 weighted average trading price of the Chain Shares for the 20 trading days immediately preceding and including the January 9, 2002 announcement of the appointment of Chain's financial advisor to assist in reviewing various alternatives to maximize Shareholder value; and (B) $0.20 or 25% to the $0.80 closing price of the Chain Shares on the TSE on January 9, 2002, the last trading day prior to the announcement of the Shareholder maximization process; and

(b) the Offer provides Shareholders with the opportunity to dispose of all of their Chain Shares for cash; or

(ii) if a Shareholder chooses the Share Alternative or Combination Alternative:

(a) The share consideration offered under the Offer represents a premium of: (A) $0.25 or 32% based on the weighted average trading price of the Chain Shares for the 20 days preceding and including the January 9, 2002 announcement of the Shareholder maximization process and the weighted average trading price for the Argonauts Shares for the period from January 28, 2002 (being the date that the Argonauts Shares recommenced trading on the CDNX following completion of its recapitalization) and January 29, 2002, the last full trading day prior to the date of the announcement of the Offer; and (B) $0.26 or 32% to the closing price of the Chain Shares on the TSE on January 9, 2002 and the Argonauts Shares on the CDNX on January 29, 2002;

(b) an opportunity to participate in a well-managed, financially strong company with a diversified asset and production base in western Canada;

(c) exposure to enhanced development and exploitation opportunities and realization of operational efficiencies from the combination of the operations of Chain and Argonauts;

(d) the opportunity for enhanced liquidity as Argonauts has, and the combined entity will have, a significantly larger market capitalization than Chain alone; and

(d) an opportunity for Shareholders to elect whether to receive Argonauts Shares or a combination of cash and Argonauts Shares subject to the limitation on the number of Argonauts Shares available under the Offer.

Selected Combined Operational Information

	Argonauts(1)(3)	**Chain**(2)(4)	**Combined**(6)
Average Daily Production(1)(2)			
(before royalties)			
Crude oil and NGLs (bbl/d)	971	398	1,369
Natural gas (mcf/d)	4,242	4,355	8,597
Oil equivalent (boed)	1,678	1,124	2,802
Proven Reserves(3)(4)			
(before royalties)			
Crude oil and NGLs (Mbbls)	1,833	840	2,673
Natural gas (Mmcf)	6,491	10,967	17,458
Oil equivalent (Mboe)	2,914	2,668	5,582

	Argonauts[(1)(3)]	Chain[(2)(4)]	Combined[(6)]
Established Reserves: Total Proven and Risked Probable Reserves[(3)(5)]			
(before royalties)			
Crude oil and NGLs (Mbbls)	2,124	1,273	3,397
Natural gas (Mmcf)	7,587	14,579	22,166
Oil equivalent (Mboe)	3,388	3,703	7,091
Undeveloped Land Holdings[(7)]			
(net acres)	32,000	38,367	70,367

Notes:

(1) Average Daily Production information in respect of Argonauts is given for the 3 month period ended October 31, 2001.
(2) Average Daily Production information in respect of Chain is given for the 3 month period ended September 30, 2001.
(3) Reserves information in respect of Argonauts is given as at July 31, 2001.
(4) Reserves information in respect of Chain is given as at December 31, 2001.
(5) Probable reserves have been reduced by 50% for risk.
(6) Combined Average Daily Production information aggregates Argonauts and Chain's information for each of the 3 month periods indicated. Combined Reserve information aggregates Argonauts and Chain's reserves for each of the dates indicated.
(7) Undeveloped Land Holdings information is at July 31, 2001 for Argonauts and December 31, 2000 for Chain.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for Argonauts and Chain as well as certain pro forma consolidated financial information after giving effect to the acquisition by Argonauts of all of the issued and outstanding Chain Shares and certain other adjustments. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of Argonauts set forth in Schedule B to the Circular, including the notes thereto.**

	Three Months Ended October 31, 2001[(1)]		
	Argonauts	Chain	Pro Forma Consolidated[(1)]
	(unaudited)	(unaudited)	(unaudited)
	$	$	$
Revenue, net of royalties and ARTC	3,289,000	1,983,814	5,272,814
Net earnings (loss)	495,327	169,135	(1,067,545)
Per common share (basic)	-	-	(0.03)
Per common share (diluted)	-	-	(0.03)
Total assets	26,579,359	30,859,828	70,336,189
Long-term debt[(2)]	4,100,000	550,000	10,321,457
Shareholders' Equity	13,098,036	19,898,653	36,769,677

Notes:

(1) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth in Schedule B for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements are not indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.
(2) Excluding current portion.

4. ACQUISITION AGREEMENT

The Offer

On January 30, 2002, Chain and Argonauts entered into the Acquisition Agreement pursuant to which Argonauts agreed to make the Offer.

The Acquisition Agreement contains the conditions to which the Offer may be subject, which conditions include the condition that at the Expiry Time, and at the time Argonauts first takes up and pays for Chain Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Chain Shares (calculated on a diluted basis) (the "Minimum Condition"). Argonauts is not permitted to: (i) change the number of Chain Shares for which the Offer is made; (ii) decrease or change the form of the consideration to be paid for each Chain Share, provided that, so long as the cash and share components of the Offer are not decreased, Argonauts shall be permitted to increase the consideration to be paid for each Chain Share; (iii) amend the Offer or waive, add or modify any of the conditions to the Offer in a manner that, in either case, is adverse to the holders of Chain Shares, provided that any extension of the Offer (which shall in respect of any one extension not be for more than 15 days) or waiver of any condition shall not be considered to be adverse to the holders of Chain Shares; or (iv) waive, vary or amend the Minimum Condition; provided that Argonauts may reduce the Minimum Condition to 50.1% of the outstanding Chain Shares (calculated on a diluted basis).

Argonauts has agreed that, subject to satisfaction or waiver of the conditions to the Offer, it shall, as soon as possible but in any event no later than the first Business Day following the Expiry Time, take-up and pay for all Chain Shares validly tendered (and not properly withdrawn) pursuant to the Offer. The Offer shall be extended by Argonauts for such period of time, not exceeding 10 days following the Initial Expiry Time, if the conditions thereto set forth in Schedule A to the Acquisition Agreement are not satisfied or waived on or by the date and time at which the Offer would otherwise expire. If Argonauts shall have taken up Chain Shares under the Offer, the Offer shall be extended for a minimum of 10 days and may by extended a maximum of three times (including the foregoing) for an aggregate period of time not exceeding 30 days. In addition, in the event that any appropriate regulatory approval is not obtained prior to the time the Offer is scheduled to expire, unless such approval is denied, Argonauts agrees that it will extend the Offer for a period of not less than 10 days past the Initial Expiry Time pending receipt of such approval.

Cease Negotiations

Pursuant to the Acquisition Agreement, Chain agreed to immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date of the Acquisition Agreement by Chain, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents ("Representatives") with respect to any Take-Over Proposal.

No Solicitation

Chain also agreed that after the execution of the Acquisition Agreement it will not, and will not authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or encourage, or engage in any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, a Take-Over Proposal; (ii) provide or furnish to any party any information concerning Chain and its business, properties and assets in respect of, or which may reasonably be expected to lead to, a Take-Over Proposal; (iii) accept, recommend, approve or enter into any agreement to implement a Take-Over Proposal; or (iv) release any party from any confidentiality or standstill agreement between Chain and such party or amend any such agreement; provided that Chain and/or its Representatives may: (a) engage in discussions or negotiations with any party who (without any solicitation, initiation or encouragement after the date of the Acquisition Agreement, directly or indirectly, by Chain or its Representatives) seeks to initiate such discussion or negotiations, provide or furnish such party with information concerning Chain and its business, properties and assets and participate in or take any other action if such party has first made a *bona fide* written Take-Over Proposal and the board of directors of Chain determines such Take-Over Proposal is a Superior Proposal and further determines in good faith, after considering applicable law and receiving the advice of legal counsel, as reflected in the minutes of the board of directors of Chain, that such action is appropriate in order for the Chain board of directors to act in a manner consistent with its fiduciary duties under applicable law; (b) comply with applicable rules under securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to holders of Chain Shares; or (c) accept, recommend, approve or enter into any agreement to implement a Superior Proposal and release the party making the Superior Proposal from any standstill provisions but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, Chain's board of directors shall have concluded in good faith, after considering the provisions of applicable law and after receiving the advice of counsel, as reflected in the minutes of the board of directors of Chain, that such action is appropriate in order for the Chain board of directors to act in a manner consistent with its fiduciary duties under applicable law.

Pursuant to the Acquisition Agreement, Chain agreed that neither Chain nor its Representatives shall provide or furnish any information to any party in accordance with the above unless Chain shall have entered into a confidentiality agreement with such party in such form as is customary to a transaction of the nature contemplated by the Acquisition Agreement which contains, among other things, customary standstill provisions following which Chain shall immediately provide Argonauts with any information provided to any such party which had not been previously provided to Argonauts.

Right to Notice and to Match

Upon the board of directors of Chain determining that a *bona fide* Take-Over Proposal is a Superior Proposal, Chain agreed in the Acquisition Agreement to provide immediate notice thereof to Argonauts and provide Argonauts with a copy of any such Superior Proposal and any amendments thereto and shall confirm the determination of Chain's board of directors that the Take-Over Proposal constitutes a Superior Proposal. For a period of 48 hours from the time that Chain provides a copy of such Superior Proposal to Argonauts or any amendment thereto, the board of directors of Chain agreed not to accept, recommend, approve or enter into any agreement (a "Proposed Agreement") to implement such Superior Proposal and release the party making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, Chain shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Argonauts to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Chain to proceed with the Offer as amended rather than the Superior Proposal. In the event Argonauts agrees to amend the Acquisition Agreement and the Offer to provide equal or superior value to that provided under the Superior Proposal within a period of 48 hours from the date Argonauts receives notice of the Superior Proposal, then Chain shall not enter into any Proposed Agreement regarding the Superior Proposal or any amendment thereof.

Take-Over Proposal

The Acquisition Agreement defines "Take-Over Proposal" to mean a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Chain or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Chain whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of shares in the capital of Chain, tender offer or exchange offer or similar transaction involving Chain including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all of a material portion of the assets of Chain or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Chain (other than the transactions contemplated by the Acquisition Agreement).

Non-Completion Fee

Provided that there is not a material breach or non-performance by Argonauts of a material provision of the Acquisition Agreement, Chain has agreed to pay to Argonauts a non-completion fee in the amount of $1.0 million (the "Non-Completion Fee") in the event that:

a. another *bona fide* Take-Over Proposal is publicly announced or made to all or substantially all holders of Chain Shares and: (i) such Take-Over Proposal has not expired or been withdrawn prior to the Expiry Time; (ii) the Minimum Condition has not been satisfied at the Expiry Time; and (iii) such Take-Over Proposal, as may be amended, is consummated within six months of the Expiry Time;

b. the board of directors of Chain has failed to unanimously resolve to recommend acceptance of the Offer or has failed to publicly reaffirm its recommendation of the Offer within 5 days of the public announcement of another *bona fide* Take-Over Proposal, or in either case shall have resolved to do so;

c. the board of directors of Chain has withdrawn, or in any manner materially adverse to Argonauts, modified or changed its unanimous recommendation that holders of Chain Shares accept the Offer or its unanimous determination that the Offer is fair from a financial point of view to the holders of Chain Shares and is in the best interests of Chain and the holders of Chain Shares, or shall have resolved to do so;

d. the board of directors of Chain has recommended that holders of Chain Shares deposit their Chain Shares under, vote in favour of or accept, a Take-Over Proposal, or shall have resolved to do so; or

e. Chain enters into an agreement (other than a confidentiality agreement entered into as described under "No Solicitation" above) providing for a Take-Over Proposal prior to the Expiry Time.

The Non-Completion Fee is payable within one Business Day of the event giving rise to the payment obligation. In the event that a Take-Over Proposal is publicly announced or made as contemplated by paragraph (a) above, then Chain agreed that, within three Business Days thereof, it will deliver to Argonauts an irrevocable letter of credit in the amount of the Non-Completion Fee which may be immediately drawn upon by Argonauts if the Non-Completion Fee is payable, or such other form of security is as satisfactory to Argonauts, acting reasonably.

Termination

The Acquisition Agreement may, subject to its specific terms, be terminated at any time prior to the completion of the transactions contemplated by the Acquisition Agreement:

a. by mutual written consent of Argonauts and Chain;

b. by either Argonauts or Chain if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement shall have used reasonable commercial efforts to remove such order, decree, ruling or injunction;

c. by either Argonauts or Chain if the Offer terminates or expires at the Expiry Time, without Argonauts taking up any Chain Shares on account of the failure of any condition specified in Schedule A of the Acquisition Agreement which has not been waived by Argonauts, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations required to be performed by it under the Acquisition Agreement;

d. by either Argonauts or Chain if there has been a material misrepresentation, breach or non-performance by the other party of any material representation, warranty, covenant or obligation contained in the Acquisition Agreement, provided that, in cases only where such misrepresentation, breach or non-performance is capable of being cured, the breaching party shall have been given notice of and three Business Days to cure such misrepresentation, breach or non-performance;

e. by either Chain or Argonauts if the Non-Completion Fee referred to under "Non-Completion Fee" above becomes payable and payment is made to Argonauts;

f. by Chain if the date that Argonauts first takes up any Chain Shares pursuant to the Offer (provided such take-up was in compliance with the terms of the Offer and applicable securities laws) has not occurred within 45 days following the Initial Expiry Time of the Offer;

g. by either Chain or Argonauts in the event there has been a Material Adverse Change to the other party; or

h. by Argonauts in the event that there shall have occurred, developed or come into effect or existence any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry, or other occurrence of any nature whatsoever which, in the opinion of Argonauts, acting reasonably, materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Chain or any of its subsidiaries or entities except where the effect: (i) arises out of a matter that has been publicly disclosed or otherwise disclosed to Argonauts; (ii) resulting from conditions affecting the oil and gas industry as a whole; or (iii) resulting from a change in the commodity price of oil or natural gas.

Reconstitution of Board

If Argonauts takes up and pays for Chain Shares under the Offer such that it owns 66 2/3% or more of the then outstanding Chain Shares, the board of directors of Chain shall be reconstituted through resignations of all existing Chain directors and the appointment of Argonauts nominees in their stead.

Interim Operations

Chain agreed that during the term of the Acquisition Agreement it will conduct its business in the usual and ordinary course and agreed to certain restrictions on various matters, including amendments to constating documents, distributions in respect of its shares, changes in share capital, sales, disposition or acquisition of assets, incurring of indebtedness and discharge of liabilities.

Other Terms

The Acquisition Agreement also contains certain other customary covenants, representations and warranties of each of Chain and Argonauts.

5. PURPOSE OF THE OFFER AND PLANS FOR CHAIN

Purpose of the Offer

The purpose of the Offer is to enable Argonauts to acquire all of the Chain Shares, including Chain Shares which may be issued upon the exercise of outstanding options or other rights during the Offer Period. If at least 90% of the outstanding Chain Shares, calculated on a diluted basis, not presently owned by or on behalf of Argonauts or its affiliates or associates are validly tendered pursuant to the Offer, Argonauts may elect to invoke its statutory right of compulsory acquisition in accordance with the provisions of Part 16 of the ABCA. If the Offer is successful but Argonauts acquires less than 90% of the outstanding Chain Shares, Argonauts currently intends to pursue a Second Stage Transaction to acquire the Chain Shares not tendered to the Offer on such terms and conditions as Argonauts, at the time, believes to be fair to Chain and the Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Chain Shares acquired pursuant to the Offer. See Section 13 of the Offer, "Acquisition of Chain Shares Not Deposited".

Plans for Chain

If Argonauts acquires at least 66 2/3% of the then outstanding Chain Shares pursuant to the Offer, the board of directors of Chain will be reconstituted through resignations tendered by the existing directors of Chain and the appointment of nominees of Argonauts in their stead. In that regard, Chain has agreed in the Acquisition Agreement to assist Argonauts in securing the resignations of all Chain directors and officers and to cause the election of nominees of Argonauts to fill the vacancies so created by the resignations of the Chain directors in such a manner that the holding of a shareholders' meeting will not be required. Argonauts does not plan to make material changes in the business of Chain.

In order to provide for a timely and efficient transition, Argonauts' management will assume responsibility for the day to day operations of Chain immediately upon obtaining 66 2/3% of the outstanding Chain Shares (calculated on a diluted basis) pursuant to the Offer. Chain will be managed as a separate entity until such time that it can be amalgamated or wound up into the Argonauts or one or more of their affiliates.

If permitted by applicable law, subsequent to the completion of the Offer or the Second Stage Transaction, if necessary, Argonauts intends to delist the Chain Shares from the TSE and cause Chain to cease to be a reporting issuer under the securities laws of each province in which it has such status.

6. ARRANGEMENTS WITH THE TENDERING SECURITYHOLDERS

Except as described below, there are no contracts, arrangements or agreements made or proposed to be made between Argonauts and any of the directors or senior officers of Chain and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office if the Offer is successful. In addition, except as described below, there are no contracts, arrangements or understandings, formal or informal, between Argonauts and any holder of securities of Chain with respect to the Offer or between Argonauts and any person or company with respect to any securities of Chain in relation to the Offer. There are no business relationships between Argonauts, its associates or affiliates and Chain that are material to any of them with the exception of the Acquisition Agreement.

Tender Agreements

The Tendering Securityholders, who hold or control an aggregate of 6,905,502 Chain Shares (which represent approximately 28.1% of the issued and outstanding Chain Shares) and options to purchase 2,250,000 Chain Shares have each entered into a Tender Agreement with Argonauts pursuant to which such persons have agreed, among other things, to deposit under the Offer the Chain Shares beneficially owned, directly or indirectly, or controlled or subsequently acquired (including any Chain Shares acquired pursuant to the exercise of Chain Options) by such persons. In addition, Argonauts understands that steps are being taken to secure the execution of a Tender Agreement in respect of an additional 1,300,000 Chain Shares (which shares, together with the 6,875,602 Chain Shares already subject to Tender Agreements would represent approximately 33.4% of the issued and outstanding Chain Shares).

The Tendering Securityholders are not required to tender their respective Chain Shares pursuant to the Tender Agreement if: (i) prior to the expiry of the Offer, another *bona fide* Take-over Proposal is announced, proposed, offered or made to the holders of Chain Shares or Chain which, in the opinion of Chain's board of directors after consultation with its financial advisors, would constitute a Superior Proposal and which permits the board of directors of Chain to withdraw, modify or change any recommendation regarding the Offer in accordance with the Acquisition Agreement; or (ii) there has been a misrepresentation, breach or non-performance by Argonauts of any representation, warranty, covenant or obligation contained in the Acquisition Agreement in any case which has, or is reasonably expected to have, a Material Adverse Effect on Argonauts or a material adverse effect on the holders of Chain Shares (and for these purposes, a misrepresentation, breach or non-performance which has the effect of changing the number of Chain Shares for which the Offer is made, decreasing or changing the form of the consideration to be paid for each Chain Share or amending the Offer or waiving, or modifying or adding the conditions to the Offer in a manner that in either case is adverse to the holders of Chain Shares, shall be deemed to have a material adverse effect on the holders of Chain Shares), provided that, in cases only where such misrepresentation, breach or non-performance is capable of being cured, Argonauts has been given notice of and 3 days to cure any such misrepresentation, breach or non-performance except that such cure period shall not apply in certain circumstances giving rise to Chain's rights of termination in the Acquisition Agreement; (iii) the Chain Shares are not taken up and paid for on or before April 16, 2002; or (iv) the Acquisition Agreement is terminated pursuant to the terms thereof, other than in respect of a termination as a result of Chain being obligated to pay the Non-Completion Fee to Argonauts.

Arrangements with Directors, Officers and Employees

Under the terms of the Acquisition Agreement, Argonauts acknowledged that Chain may pay up to an aggregate of $1.15 million in possible severance or termination payments to its directors, officers and employees pursuant to agreements in place with such parties and agreed that if it acquires the Chain Shares under the Offer then, to the extent that there are current indemnities in place for Chain's directors and officers, it will cause Chain to fulfill its obligations pursuant to such indemnities in accordance with the provisions of the constating documents of Chain, the ABCA and any written indemnity agreements between Chain and its current and past directors and officers. Argonauts also agreed that Chain shall be entitled to secure directors' and officers' liability insurance for Chain's current and former directors and officers, covering claims made prior to or within the applicable limitation period after the date that Argonauts first takes up and pays for any Chain Shares pursuant to the Offer and which has a scope and coverage substantially equivalent in scope and coverage to that provided by Chain's current directors' and officers' insurance policy. Argonauts further agreed to maintain such insurance in place and agreed not to take any action or cause Chain to take any action, to terminate such directors' and officers' liability insurance.

7. OWNERSHIP OF, TRADING IN AND COMMITMENTS TO ACQUIRE SECURITIES OF CHAIN

Except in respect of the Acquisition Agreement and the Tender Agreements, none of Argonauts or any associate or affiliate of Argonauts, or any director or officer of Argonauts or their respective associates, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Chain other than Howard Crone, an officer of Argonauts, who exercises control and direction over 260,493 Chain Shares (representing approximately 1% of the outstanding Chain Shares). To the knowledge of the directors and officers of Argonauts, after reasonable inquiry, no securities of Chain are beneficially owned, directly or indirectly, by, nor is control or direction over any securities of Chain exercised by, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Argonauts or by any person or company acting jointly or in concert with Argonauts.

During the six month period preceding the date of the Offer, no securities of Chain have been traded by Argonauts, any associate or affiliate of Argonauts, any director or officer of Argonauts or its associates or, to the knowledge of the directors and officers of Argonauts after reasonable inquiry, by any associate of any director or officer of Argonauts or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Argonauts or by any person or company acting jointly or in concert with Argonauts other than as set forth below:

Name	Date	Description of the Securities and the Trade	Sale/Purchase Price per Security
Howard Crone	October 9, 2001	Purchase of 9,000 common shares	$0.55
Howard Crone	October 3, 2001	Purchase of 10,000 common shares	$0.55

Except in respect of the Acquisition Agreement and the Tender Agreements, none of Argonauts or any associate or affiliate of Argonauts, or any director or officer of Argonauts or its associates, or, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Argonauts or any person or company acting jointly or in concert with Argonauts, has entered into any commitment to acquire any securities of Chain.

8. SOURCE OF FUNDS

Argonauts estimates that if it acquires all of the outstanding Chain Shares pursuant to the Offer, the total amount of funds required to purchase the Chain Shares and to pay the fees and expenses of the Offer will be approximately $27.5 million.

Argonauts has funds available to it to fully satisfy its obligations under the Offer through its existing credit facilities and the proceeds of a $17 million bought deal private placement of Argonauts Shares which closed on February 12, 2002.

9. EFFECT OF THE OFFER ON MARKETS FOR THE CHAIN SHARES AND STOCK EXCHANGE LISTING

The purchase of Chain Shares by Argonauts pursuant to the Offer will reduce the number of Chain Shares that might otherwise trade publicly, as well as the number of holders of Chain Shares, and, depending on the number of Chain Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Chain Shares held by the public.

The rules and regulations of the TSE establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Chain Shares on such exchange. Among such criteria are the number of holders of Chain Shares, the number of Chain Shares publicly held and the aggregate market value of the Chain Shares publicly held. Depending upon the number of Chain Shares purchased pursuant to the Offer, it is possible that the Chain Shares would fail to meet the criteria for continued listing on the TSE. If this were to happen, the Chain Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Chain Shares. It is the intention of Argonauts to cause Chain to apply to delist the Chain Shares from the TSE as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

After the purchase of Chain Shares under the Offer and subject to applicable laws, Argonauts intends to cause Chain to take steps toward the elimination of its public reporting requirements under applicable securities legislation in any province in which it has no or an insignificant number of Shareholders.

10. MATERIAL CHANGES IN THE AFFAIRS OF CHAIN AND OTHER INFORMATION

Argonauts is not aware of any information which has not been generally disclosed that indicates that any material change has occurred in the affairs of Chain since the date of the last published financial statements of Chain, being the unaudited financial statements for the nine months ended September 30, 2001.

Argonauts is not aware of any material facts concerning the Chain Shares or other material facts not disclosed in the Offer that have not previously been generally disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

11. ACCEPTANCE OF THE OFFER

With the exception of the Tendering Securityholders who have entered into Tender Agreements, Argonauts has no knowledge of whether any Shareholders will accept the Offer. See Section 6 of the Circular, "Arrangements with the Tendering Securityholders ".

12. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Macleod Dixon LLP, counsel to Argonauts, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of a Chain Share pursuant to the Offer or pursuant to the transactions described above under the heading "Acquisition of Chain Shares Not Deposited". This summary is generally applicable to a Shareholder who, for purposes of the *Income Tax Act* (Canada) (the "Tax Act"), holds the Chain Shares as capital property, deals at arm's length with and is not affiliated with Argonauts at all times up to and including the completion of the Offer, and following completion of the Offer will not, either alone or together with any person with whom the Shareholder does not deal at arm's length, control Argonauts or beneficially own shares of

Argonauts having a fair market value in excess of 50% of the fair market value of all outstanding shares of Argonauts.

Chain Shares will generally constitute capital property to a Shareholder unless the Shareholder is a trader or dealer in respect of the Chain Shares, has acquired the Chain Shares in a transaction or transactions considered to be an adventure in the nature of trade or is a financial institution subject to the "mark-to-market" rules within the meaning of the Tax Act.

Certain Shareholders resident in Canada for the purposes of the Tax Act whose Chain Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have them treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may vary significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Chain Shares having regard to their own particular circumstances.

Subsection 85(1) and Subsection 85(2) Tax Elections

Where a Shareholder receives a combination of cash and Argonauts Shares pursuant to the Offer, Argonauts has agreed to make a joint election with the Shareholder under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act and the corresponding provision of any applicable provincial statute as a result of which the holder may be entitled to obtain a full or partial tax deferred rollover on the disposition of the holder's Chain Shares to Argonauts. Any such joint election, if made, must be made in respect of all (but not less than all) of the holder's Chain Shares. The joint election allows the holder to elect an amount that will be treated for the purposes of the Tax Act as the holder's proceeds of disposition in respect of all the holder's Chain Shares. The elected amount will be determined by each holder who makes such a joint election, subject to the limitations under the Tax Act described generally below. The elected amount cannot be (i) less than the greater of the adjusted cost base to such holder of all the holder's Chain Shares and the aggregate fair market value of all consideration other than Argonauts Shares received by the holder under the Offer (i.e., the cash consideration received by the Shareholder), or (ii) more than the aggregate fair market value of such Chain Shares. The cost to such holder of the Argonauts Shares acquired on such exchange will be the difference between the amount elected and the aggregate fair market value of any such non-share consideration received by the Chain Shareholder on the exchange. A capital gain (or capital loss) will be realized by a holder to the extent that the proceeds of disposition (the elected amount) of the Chain Shares, net of any reasonable costs associated with the disposition, exceed (or are less than) the adjusted cost base to the holder of such Chain Shares. The taxation of capital gains and capital losses is described below.

Shareholders who wish to make an election under subsection 85(1) or subsection 85(2) of the Tax Act should obtain from a CCRA Tax Services Office two copies of the current election form. An election under subsection 85(1) would apply to any Shareholder except a partnership, and an election under subsection 85(2) would apply to a Shareholder that is a partnership. It will be the responsibility of each Shareholder who wishes to make such a joint election to (i) complete all portions of the election form which are applicable, including the number and adjusted cost base of all the holder's Chain Shares and the elected amount, (ii) sign the forms where required, (iii) forward the signed forms to Argonauts Group Ltd., Suite 1210, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Mr. Randal Brockway – Vice President, Finance and Chief Financial Officer, within 90 days following

Take-up Date, and (iv) after the forms have been signed by Argonauts and returned to the Chain Shareholder, file the forms with the CCRA within the time permitted therefor under the Tax Act. The deadline for filing elections under subsection 85(1) is the earlier of (i) February 28, 2003 and (ii) the day on or before which the Shareholder is required to file a Canadian federal income tax return for the holder's taxation year in which the disposition occurs (i.e., April 30, 2003 in the case of Shareholders who are individuals). **Shareholders should consult their own tax advisors to determine whether any separate election forms must be filed with any relevant provincial or territorial taxing authority.** Argonauts will make a joint election with a Shareholder under provisions of any relevant provincial or territorial statute with similar effect to subsection 85(1) or subsection 85(2) of the Tax Act.

Each Shareholder who wishes to make an election under subsection 85(1) or subsection 85(2) of the Tax Act, or under any provincial legislation, should submit the necessary forms to Argonauts as soon as possible and, in any event, within 90 days following the Take-up Date. Argonauts will not be liable for any late filing penalties or other loss resulting from the late filing of any election form received by Argonauts or from the invalidation of any election form unless such invalidation is solely attributable to any negligent act or omission of Argonauts.

Shareholders Resident in Canada

This portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act.

The Offer

A Shareholder that deposits all or a portion of the holder's Chain Shares under the Offer may elect to receive all cash, all Argonauts Shares (subject to a maximum described in Section 1 of the Offer), or a combination of cash and Argonauts Shares. Except where the Shareholder files a tax election as described above, the tax consequences to the Shareholder will depend on the proportion of each Chain Share ("Sold Chain Shares") sold for cash, and the proportion of each Chain Share ("Exchanged Chain Shares") exchanged for Argonauts Shares.

A Shareholder who sells the holder's Sold Chain Shares for cash under the Offer will recognize a capital gain (or capital loss) in respect of the disposition of the Sold Chain Shares to the extent that the cash proceeds of disposition exceed (or are less than) the total adjusted cost base of the Sold Chain Shares and any reasonable costs associated with the disposition.

Where the Shareholder does not choose to recognize a capital gain or capital loss on the exchange of the holder's Exchanged Chain Shares for Argonauts Shares, the Shareholder will be deemed to have disposed of the holder's Exchanged Chain Shares for proceeds of disposition equal to the Shareholder's total adjusted cost base of those Exchanged Chain Shares immediately before the exchange, and to have acquired the Argonauts Shares received on the exchange at a cost equal to that total adjusted cost base.

A Shareholder may choose to recognize capital gain or capital loss on the exchange of the holder's Exchanged Chain Shares for Argonauts Shares by including the capital gain or capital loss in the Shareholder's tax return under the Tax Act for the Shareholder's taxation year in which the exchange occurs. In those circumstances, the Shareholder's capital gain (or capital loss) in respect of the disposition of the Exchanged Chain Shares will be the amount by which the fair market value of the Argonauts Shares received on the exchange exceeds (or is less than) the total adjusted cost base of the Exchanged Chain Shares and any reasonable costs associated with the disposition, and the Shareholder will acquire the Argonauts Shares received for an amount equal to the fair market value of the Exchanged Chain Shares.

A Shareholder will be required to include in income for the taxation year in which the disposition occurs one-half of any capital gains ("taxable capital gains"). One-half of the amount of any capital losses ("allowable capital losses") may generally be used to offset taxable capital gains in the year the allowable capital losses are sustained. To the extent that the holder's allowable capital losses exceed the holder's taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

Where the Shareholder chooses to recognize a capital loss on the exchange of the holder's Exchanged Chain Shares for Argonauts Shares and the Shareholder is a corporation, partnership or trust, certain provisions of the Tax Act may apply to defer the capital loss otherwise realized. In the event such provisions of the Tax Act apply, the capital loss will be deferred until the earliest of several possible subsequent events described in the Tax Act. The most typical subsequent event would occur where the Argonauts Shares received on the exchange (or identical properties) are no longer held by the Shareholder or a person affiliated with the Shareholder. The Department of Finance (Canada) has indicated in a private letter its intention to recommend amendments to the relevant portions of these provisions of the Tax Act in future technical amendments, such that the provisions will not (in their revised form) apply to defer the recognition of the capital losses arising in circumstances such as on the exchange of Chain Shares for Argonauts Shares under the Offer by a Shareholder that is not "affiliated" with Argonauts for the purposes of the Tax Act immediately after the exchange. To date, no such amendments have been announced and it is unclear whether, based on apparently contradictory provisions of the Tax Act, the legislation currently in force would defer the recognition of a capital loss by a Shareholder that is a corporation, partnership or trust. It is also not known whether amendments to these provisions (if any) would have retroactive operation so as to clarify the application of the provisions to capital losses realized by a Shareholder resulting from the disposition of Exchanged Chain Shares.

In addition, where a Shareholder is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of its Chain Shares may be reduced by the amount of dividends previously received or deemed to be received on the Chain Shares to the extent and under the circumstances described in the Tax Act. Similar rules apply where the Shareholder is a partnership or trust with corporate partners or beneficiaries.

The adjusted cost base of Argonauts Shares received by a Shareholder in either case determined as described above, will be averaged with the adjusted cost base of any other Argonauts Shares owned by the Shareholder and held as capital property.

Subsequent Transactions

As described under the heading "Acquisition of Chain Shares Not Deposited" in the Offer, Argonauts may acquire Chain Shares not deposited under the Offer pursuant to statutory rights of purchase under the ABCA. If, in the course of any such purchase by Argonauts, all of a Shareholder's Chain Shares are exchanged solely for Argonauts Shares or solely for cash, the tax consequences to a Shareholder would be the same as described above. If, in the course of any such purchase by Argonauts, a Shareholder demands payment of the fair value of the Shareholder's Chain Shares, the Shareholder would recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition received for such Chain Shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Chain Shares disposed of.

If the compulsory acquisition provisions are not utilized, Argonauts may propose other means of acquiring the remaining issued and outstanding Chain Shares. The tax consequences to a Shareholder of a Second Stage Transaction will depend on the exact manner in which the Second Stage Transaction is carried out and may be substantially the same or materially different than the tax consequences described above for a Shareholder who disposes of its Chain Shares under the Offer. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Chain Shares acquired pursuant to a Second Stage Transaction.

Shareholders Not Resident in Canada

In addition to the comments set out above, the following applies to Shareholders who, for the purposes of the Tax Act, have not been resident in Canada at any time while they held their Chain Shares, do not carry on an insurance business in Canada and who do not use or hold and are not deemed under the Tax Act to use or hold their Chain Shares in or in the course of carrying on a business in Canada (referred to hereafter as "Non-Resident Shareholders").

Non-Resident Shareholders Accepting the Offer

Non-Resident Shareholders will only be subject to taxation in respect of the disposition of their Chain Shares to the extent such shares constitute "taxable Canadian property". Generally, Chain Shares will constitute taxable Canadian property to a holder if, at any time during the five year period immediately preceding the disposition, the Non-Resident Shareholder, either alone or together with persons with whom the Non-Resident Shareholder did not deal at arm's length, owned 25% or more of the issued shares of any class or series in the capital stock of Chain, or the Non-Resident Shareholder's Chain Shares were acquired in a tax deferred exchange in consideration for property that was itself "taxable Canadian property". For the purposes of making the determination of ownership for the five years preceding the disposition, any rights or options to acquire Chain Shares will be deemed to constitute ownership. Non-Resident Shareholders whose Chain Shares constitute taxable Canadian property will generally be subject to taxation on the same basis as holders who are resident in Canada.

Non-Resident Shareholders whose Chain Shares constitute taxable Canadian property may nonetheless be exempted from taxation on gains to the extent that they can avail themselves of the provisions of a bilateral tax treaty between Canada and their jurisdiction of residence. However, the Canada-United States Income Tax Convention (the "Convention") would not provide such an exemption for a Non-Resident Shareholder who is a resident of the United States for the purposes of the Convention and whose Chain Shares constitute taxable Canadian property.

Subsequent Transactions

The consequences under the Tax Act to a Non-Resident Shareholder of any compulsory acquisition or Subsequent Acquisition Transaction would depend upon the nature of the transaction but would generally be the same as those described above with respect to Shareholders that are resident in Canada except that the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the holder's Chain Shares are "taxable Canadian property", as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

To the extent that a compulsory acquisition or a Subsequent Acquisition Transaction is proposed by Argonauts, Non-Resident Shareholders are urged to consult their own professional advisors to determine the consequences to them of the transaction and in particular whether any shares held by them during the course of such an acquisition would be held by them as "taxable Canadian property" or give rise to a deemed dividend to such holders.

13. DEPOSITARY

Argonauts has engaged Olympia Trust Company to act as Depositary for the receipt of certificates in respect of Chain Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary has also been engaged to make the payments for Chain Shares purchased by Argonauts pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Argonauts for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

14. LEGAL MATTERS

Legal matters on behalf of Argonauts will be passed upon by Macleod Dixon LLP, counsel to Argonauts.

15. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of such rights or consult with a lawyer.

16. EXPENSES OF THE OFFER

Argonauts estimates the total amount of the fees and expenses including related severance costs related to the Offer will be approximately $2,285,000, which will be accounted for as part of the purchase price for the Chain Shares.

CONSENT OF COUNSEL

TO: The Directors of Argonauts Group Ltd.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated February 15, 2002 made by Argonauts Group Ltd. to purchase all of the issued and outstanding common shares of Chain Energy Corporation.

Calgary, Alberta

February 15, 2002 (Signed) Macleod Dixon LLP

CONSENT OF AUDITORS OF ARGONAUTS GROUP LTD.

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Argonauts Group Ltd.

We refer to the Offer to Purchase and Circular dated February 15, 2002 relating to the offer by Argonauts Group Ltd. for all of the issued and outstanding common shares of Chain Energy Corporation.

We consent to the use in the above-mentioned Offer to Purchase and Circular of our compilation report dated February 15, 2002, to the directors of Argonauts Group Ltd. on the unaudited pro-forma consolidated balance sheet of Argonauts Group Ltd. as at October 31, 2001 and the unaudited pro-forma consolidated statements of earnings for the three months ended October 31, 2001 and the year ended July 31, 2001.

Calgary, Alberta (Signed) Deloitte & Touche LLP

February 15, 2002 Chartered Accountants

CONSENT OF FORMER AUDITORS OF ARGONAUTS GROUP LTD.

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Argonauts Group Ltd.

I refer to the Offer to Purchase and Take-over Bid Circular dated February 15, 2002 relating to the offer by Argonauts Group Ltd. for all of the issued and outstanding common shares of Chain Energy Corporation.

I consent to the use in the above-mentioned Circular of my report dated October 29, 2001, on the financial statements of Argonauts Group Ltd. for the years ended July 31, 2001, May 31, 1999 and 1998, the six month period ended July 31, 2000 and the eight month period ended January 31, 2000.

Calgary, Canada (Signed) Stan Peloski

February 15, 2002 Chartered Accountant

CONSENT OF AUDITORS OF CHAIN ENERGY CORPORATION

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Argonauts Group Ltd.

We refer to the Offer to Purchase and Circular dated February 15, 2002 relating to the offer by Argonauts Group Ltd. for all of the issued and outstanding common shares of Chain Energy Corporation ("Chain").

We consent to the use in the Offer to Purchase of our reports to the directors of Chain on the following financial statements for Chain, AltaQuest Energy Corporation ("AltaQuest") and Arrival Energy Ltd. ("Arrival"):

(i) Consolidated balance sheets of Chain as at December 31, 2000 and 1999; and Consolidated statements of operations and deficit and cash flows for the years then ended; our report dated February 23, 2001.

(ii) Balance sheets of Arrival as at December 31, 1999 and 1998; and Statements of operations and retained earnings and cash flows for the years then ended; our report dated April 18, 2000 (except as to note 9 which is at May 5, 2000).

(iii) Consolidated balance sheets of AltaQuest as at December 31, 1999 and 1998; and Consolidated statements of operations and deficit and cash flows for the years then ended; our report dated March 30, 2000.

Calgary, Canada (Signed) KPMG LLP

February 15, 2002 Chartered Accountants

CONSENT OF ENGINEERS

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

We refer to the Offer to Purchase and Take-over Bid Circular dated February 15, 2002 relating to the offer by Argonauts Group Ltd. to purchase all of the issued and outstanding common shares of Chain Energy Corporation. We consent to the reference to our firm and our report effective as of July 31, 2001, on the oil, NGL and natural gas reserves of Argonauts Group Ltd. (the "Report") in the above referenced Take-over Bid Circular and to the use of our name and our Report in such Take-over Bid Circular.

We confirm that we have read the Take-over Bid Circular and have no reason to believe that there are any misrepresentations in the information contained or incorporated by reference therein which are derived from the Report or that are within our knowledge as a result of services we performed in preparing the Report.

Calgary, Canada
February 15, 2002

(Signed) Gilbert Laustsen Jung Associates Ltd.

APPROVAL AND CERTIFICATE

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the Board of Directors of Argonauts.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Quebec).

Dated: February 15, 2002

(Signed) Donald F. Archibald
President and Chief Executive Officer

(Signed) Randal Brockway
Vice President, Finance and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Max Muselius
Director

(Signed) Douglas A. Dafoe
Director

SCHEDULE A

INFORMATION CONCERNING ARGONAUTS GROUP LTD.

ARGONAUTS GROUP LTD.

General

Argonauts was incorporated as 648789 Alberta Ltd. pursuant to the ABCA on March 29, 1995. The articles of Argonauts were amended effective May 31, 1995 to remove the private company restrictions and to change its name to Argonauts Group Ltd. On January 31, 2000 Argonauts and its wholly-owned subsidiary, 775916 Alberta Ltd., amalgamated to form Argonauts Group Ltd. The head office of Argonauts is located at Suite 1210, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1. The registered office of Argonauts is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Acquisitions

In 1998, Argonauts completed the acquisition of the Forestburg property located in central Alberta. In November, 1999 Argonauts purchased the Thorsby and Red Willow properties and concurrently sold an interest in the properties to an industry partner with an option to repurchase. In March 2000, Argonauts exercised its option to obtain its current interest at the Thorsby and Red Willow properties. During the winter of 2000 and spring of 2001, Argonauts' exploration drilling program yielded discoveries at Thorsby, Pingel and Ewing Lake. In the fall of 2001, Argonauts finalized arrangements with an industry partner which provides the opportunity to earn an interest in 50 sections of land.

Recent Developments

On January 24, 2002, Argonauts completed an $8 million private placement of Argonauts Shares and warrants and certain reorganization transactions which included the resignation of all the then current directors and officers of Argonauts and the appointment of Donald F. Archibald, Randal Brockway, Howard Crone, Alison Jones and Gary Peddle, the former executive team of Cypress Energy Inc., as the new executive officers of Argonauts and Donald F. Archibald, Fred C. Coles, Geoffrey A. Cumming, Douglas A. Dafoe and Max Muselius as the new directors of Argonauts. The costs of the reorganization, which include severance payments to the previous officers and directors of Argonauts, are estimated to be $2.6 million.

On February 12, 2002 Argonauts issued an aggregate of 7,727,273 Argonauts Shares on a bought-deal private placement basis to certain investors at an issue price of $2.20 per share for aggregate gross proceeds of $17 million.

BUSINESS OF ARGONAUTS

Exploration, Development and Production of Principal Oil and Gas Properties

Argonauts' operations are focused in Alberta. Particularly, Argonauts' operations are located in central Alberta and on the Peace River arch. Argonauts operated virtually all of its production and about 70% of its capital program over its most recently completed fiscal year. Argonauts has a mix of mature developed properties such as Forestburg and Red Willow, properties with further exploitation work to complete such as Thorsby, new exploration discoveries at Pingel and Ewing Lake and raw land for future exploration such as Pinto, Highvale and others.

Argonauts current net production is approximately 731 bbl/d of oil and liquids and 3,490 mcf/d of gas for a total of 1,313 boed of production. The current net production has been adversely impacted by the shut-in of a well in the Pingel area which Argonauts is awaiting for a good production practice application ("GPP") to be approved by the Alberta Energy Utilities Board ("AEUB"). In addition to the net production noted, Argonauts receives approximately 30 bbl/d of oil and liquid royalty volumes and approximately 200 mcf/d of gas royalty volumes.

Forestburg (Killam)

The Forestburg property is located approximately 135 kilometres Southeast of Edmonton, Alberta. Argonauts acquired its operated interest in the Forestburg Glauconite FF pool with an effective date of April 1, 1998. Effective

June 1, 2000 Argonauts acquired an additional 12.5% interest from a partner in the pool. This acquisition cost $1,500,000 and added 120 barrels of oil per day and 300,000 barrels of established reserves. Argonauts currently has an average working interest of approximately 60%. This is a mature property that produces 29° API oil at an average water cut of 98.5%. The property has 62 (38 net) producing wells, 9 (5.5 net) injection wells, 9 (5.5 net) shut in wells and 2 (1.45 net) batteries with gathering systems. Argonauts owns 100% of one battery and 45% of the second battery. The clean oil is transferred on the Gibson pipeline system and sold by a third party marketer. The solution gas is gathered and processed by AltaGas Services Inc. and sold by a third party marketer.

Argonauts' focus for the Forestburg property has been to optimize oil production by maximizing fluid withdrawal rates from the various wells as well as to conduct selective water shut off treatments. This is being accomplished by the installation of electric submersible pumps, high volume screw pumps and by maximizing facility throughputs. Argonauts also receives processing income on this property of approximately $45,000 per month.

Current net production from the Forestburg property is 377 (653 gross) barrels of oil and liquids per day and 127 (227 gross) mcf of gas per day for a total of 398 (691 gross) boed. The report (the "GLJ Report") dated October 22, 2001, effective as of July 31, 2001, of Gilbert Lausten Jung Associates Ltd. ("GLJ"), independent oil and gas reservoir engineers, assigned 855 mboe of proved reserves and 109 mboe of probable reserves (risked at 50%) to the Forestburg property.

Thorsby

The Thorsby property is located approximately 40 kilometers Southwest of Edmonton, Alberta. Argonauts purchased its operated interest in the Thorsby property effective June 1, 1999. The property consists of the Thorsby Glauconite A unit along with a number of non-unitized wells. Argonauts has a 40% interest in the Unit and a 50% interest in the non-unitized wells. There are currently 15 (6.0 net) producing oil wells, 11 (5.5 net) producing gas wells, 5 (2 net) operating water injection wells and 11 (5.0 net) capped or suspended wells. The property has an oil battery, gas plant and associated gathering and sales gas lines. Gas production in excess of what can be handled by Argonauts' gas plant is processed at two PrimeWest Energy operated gas plants in the area. The oil from the property is transported by Pembina pipelines and sold by a third party marketer. The gas produced is injected into the Atco Gas pipeline system and sold by a third party marketer.

Since acquiring the property, Argonauts has reactivated and worked over 10 wells, drilled 6 wells and installed the necessary gathering lines and processing equipment. The drilling program resulted in 2 dually completed gas wells, 1 (0.5 net) single zone gas well, 1 (0.4 net) oil well and 2 (0.9 net) shut in wells. This has resulted in net gas production increasing by 3.8 (7.5 gross) Mmcf/d.

Argonauts is currently reviewing the waterflood operating on the oil zone in the unit. Upon final review of the Glauconite A waterflood scheme, Argonauts is planning further optimization of the pool through additional infill drilling that will optimize waterflood sweep efficiencies while increasing production. This program is expected to increase the oil reserves assigned to the pool.

Additionally, Argonauts entered into 2 separate farmout arrangements on November 1, 2001 which secure Argonauts' right to explore 50 sections of land to the north of Thorsby in the Highvale area. Argonauts plans to acquire seismic data to evaluate the farmout lands and spud its first earning well in March, 2002 with a second well likely to follow in April, 2002. Additional drilling on the farmout lands will take place throughout 2002 following the first two earning wells.

Current net production from the Thorsby property is 209 (503 gross) barrels per day of oil and liquids and 3,312 (7,617 gross) mcf of gas per day for a total of 761 (1,773 gross) boed. The GLJ Report assigned 1.69 mmboe of proved reserves and 0.24 mmboe of probable reserves (risked at 50%) to the Thorsby property.

Red Willow

The Red Willow property is located approximately 180 kilometers Northeast of Calgary, Alberta. The Red Willow property was purchased effective June 1, 1999, and is operated by Argonauts. The property currently consists of 8 (3.7 net) producing oil wells, 2 (0.4 net) producing gas wells, 1 (0.5 net) water disposal well and 2 (1.0 net) suspended wells. The oil production from the Red Willow property comes mostly from the Camrose member of the Nisku formation, and the gas production comes mainly from the Glauconite zone. Since purchasing the Red Willow property, Argonauts has reactivated 4 (0.9 net) wells, dually completed one (0.5 net) well, built an oil battery and gathering system and installed a sales gas line to produce the non-associated gas and conserve the solution gas. Additionally, Argonauts drilled 4 wells on the Red Willow property resulting in 3 (1.5 net) producing oil wells and 1 dry and abandoned well. Argonauts is continually optimizing production from the Red Willow property and looking at new techniques to maximize oil production.

Current production from the Red Willow property is 91 (237 gross) barrels per day of oil and liquids and 36 (91 gross) mcf per day of gas for a total of 97 boe per day. The GLJ Report assigned 209 mboe of proved reserves and 33 mboe of probable reserves (risked at 50%) to the Red Willow property.

Pingel

The Pingel property is located approximately 60 kilometres North of Grand Prairie, Alberta. In March, 2001 Argonauts drilled a new pool wildcat at Pingel in the Peace River arch. The well, in which Argonauts has a 65% working interest, successfully encountered the Kiskatinaw formation and was completed and production tested. The well was production tested in early August, 2001 flowing at rates of 400 barrels per day of 41° API oil and liquids and 3.0 Mmcf/d of gas and produced until the end of the month. The well was shut in at month end in order to install a 4.8 kilometer solution gas gathering pipeline to a Keyspan Energy gas plant. The well was placed back on production after the pipeline was installed and then shut in at the end of December pending the AEUB's approval of Argonauts' GPP application.

The GLJ Report assigned 63 mboe of proved reserves and 31 mboe of probable reserves (risked at 50%) to the Pingel property.

Ewing Lake and Fenn

The Ewing Lake and Fenn properties are located approximately 60 kilometres East of Red Deer, Alberta. Argonauts drilled three exploration wells in the Ewing Lake and Fenn areas. The target in these wells was the Nisku formation for oil production. Argonauts successfully found oil in two of the three wells. Argonauts has a 100% working interest in these wells. One well is subject to conversion and may revert to a 60% working interest.

Current net production from the Ewing Lake and Fenn properties is 48 (48 gross) barrels per day of oil and liquids. The GLJ Report assigned 97 mboe of proved reserves and 50 mboe of probable reserves (risked at 50%) to the Ewing Lake and Fenn properties.

Land Acquisitions

Argonauts participated in a number of land sales in the past year and was successful in acquiring 5,319 hectares of crown land. Management of Argonauts believes there are many opportunities on the land acquired.

Pinto

The Pinto property is located approximately 300 kilometres west of Edmonton, Alberta. Argonauts was successful in acquiring a 50% interest in four sections of land in the Pinto area at an Alberta Crown land sale. The primary targets for these lands are the Wabamun and Leduc formations with numerous uphole secondary targets. In July, 2001, Argonauts, with its partner, completed a 3D seismic program over these lands and the offsetting sections and has completed its interpretation.

Non Operated Exploration

Argonauts participated in three additional exploration prospects in the past year. These prospects, in the Hotchkiss, Willisden Green and Ferrier area, each missed their primary target.

ENGINEERING REPORT

GLJ, independent geological and petroleum engineering consultants of Calgary, Alberta has prepared the GLJ Report evaluating, as at July 31, 2001, the crude oil, natural gas and natural gas liquids reserves attributable to the principal properties of Argonauts. The GLJ Report is summarized in the tables below. **The GLJ Report contains an evaluation prior to provision for income taxes and any indirect costs and after deduction of royalties, operating costs and estimated future capital expenditures. The reserve volumes and present worth values of Argonauts' probable additional reserves, if any, have been reduced by 50% to reflect the degree of risk associated with the recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by GLJ represent the fair market value of the reserves. The present worth of future net production revenue is based on escalating price and cost assumptions or constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material. The price assumptions used in the GLJ Report as at July 31, 2001 do not reflect current world oil prices, nor do they reflect current United States / Canadian dollar exchange rates.**

The GLJ Report is based on data supplied by Argonauts and GLJ's opinion of reasonable practice in the industry. All factual data supplied by Argonauts, including but not limited to ownership, production, costs, revenues, contracts and relevant documents, was relied upon by GLJ in preparing the GLJ Report.

Reserves and Present Value Summary
As at July 31, 2001
(Based on Escalating Cost and Price Assumptions)

	Company Interest Reserves				Discounted Present Value		
Description	Gas Mmcf	Oil Mbbl	NGL Mbbl	BOE Mbbl	0%	10%	15%
Proved					(in thousands of dollars)		
Producing	6,346	1,539	198	2,794	42,046	28,270	24,574
Nonproducing	145	88	8	121	1,729	1,506	1,416
Total Proved	6,491	1,627	206	2,915	43,775	29,776	25,990
Probable (50%)	1,096	254	37	473	8,132	3,516	2,691
Established	**7,587**	**1,881**	**243**	**3,388**	**51,907**	**33,292**	**28,681**

Reserves and Present Value Summary
As at July 31, 2001
(Based on Constant Cost and Price Assumptions)

	Company Interest Reserves				Discounted Present Value		
Description	Gas Mmcf	Oil Mbbl	NGL Mbbl	BOE Mbbl	0%	10%	15%
Proved					(in thousands of dollars)		
Producing	6,360	1,560	200	2,820	49,800	33,000	28,500
Nonproducing	140	100	10	130	2,500	2,000	1,900
Total Proved	6,500	1,660	210	2,950	52,300	35,000	30,400
Probable (50%)	1,100	240	30	460	8,800	4,000	3,100
Established	**7,600**	**1,900**	**240**	**3,410**	**61,100**	**39,000**	**33,500**

Notes:

(1) Reserves are evaluated by GLJ in accordance with the following definitions, which meet guidelines set out by Canadian Securities regulatory authorities (National Policy 2-B):

(a) "Gross Reserves" are the total of Argonauts' working interests and/or royalty interests share of reserves before deducting royalties owned by others.

(b) "Net Reserves" are the total of Argonauts' working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

(c) "Proved Reserves" Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analysis and anticipated economic conditions in the case of escalated price and cost analysis, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(d) "Probable Reserves" Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(e) "Established Reserves" Proved reserves plus 50 percent probable reserves.

(f) "Possible Reserves" Those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could be reasonably expected to be recovered with additional successful drilling and/or optimum production performance.

GLJ has further subdivided both the proved and probable reserves into producing or nonproducing, in accordance with the following criterion:

(g) "Producing Reserves" Those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and nonproducing reserves in order to reflect allocation of reserves to specific wells and their development status.

(h) "Nonproducing Reserves" Those reserves that are not classified as producing.

GLJ Summary of Prices Forecast (Escalated) July 31, 2001

The escalating wellhead price assumptions ($Cdn) for the GLJ Report from the total proved case are as follows:

Year	Oil $/bbl	Natural Gas $/mcf	NGLs $/bbl
2001	35.46	4.04	32.60
2002	31.43	4.42	27.29
2003	28.03	4.74	22.61
2004	26.52	4.95	20.54
2005	26.61	4.99	20.58
2006	26.79	4.99	20.58
2007	27.46	4.99	21.09
2008	27.95	4.99	21.59
2009	28.48	5.04	21.99
2010	28.96	5.15	22.38
2011	29.48	5.20	22.89
2012	30.50	5.27	23.21

After 2012 these amounts escalate by 1.5% per year.

GLJ Constant Price Assumptions

The constant wellhead price assumptions ($Cdn) for the GLJ Report from the total proved case are as set forth below:

Oil, wellhead price	$35.46	per bbl
Natural gas	$4.04	per mcf
NGLs	$32.60	per bbl

Operating costs are based on Argonauts' current costs and were not escalated in the constant price and cost economic forecast but were escalated in the escalated price and cost economic forecast. The GLJ Report estimates total capital expenditures (net to Argonauts) to achieve the estimated present worth values in the escalating price report in the established reserves case to be $240,000. Salvage values for facilities and lease reclamation costs have not been included in the GLJ Report. Well abandonment and facility costs were not included in the GLJ Report. The Alberta Royalty Tax Credit has been included in the GLJ Report for certain minor eligible interests.

Management of Argonauts is not aware of any material adverse change in the properties reported on in the GLJ Report, since the date of such report. **The price assumptions in the GLJ Report do not reflect revised pricing assumptions that may by used by GLJ to reflect current market prices or the current United States/Canadian dollar exchange rate.**

OIL AND GAS WELLS

The following table sets forth the number and status of wells in which Argonauts had a working interest as at July 31, 2001 which are producing or which Argonauts considers to be capable of production.

	Producing Wells Crude Oil and Natural Gas		**Shut-in Wells** Crude Oil and Natural Gas	
	Gross	Net	Gross	Net
Alberta	119	64	26	16

Note:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to workover requirements.

UNDEVELOPED ACREAGE

At July 31, 2001 Argonauts had 41,000 acres gross and 32,000 acres net of undeveloped acreage.

CAPITAL EXPENDITURES

The following table shows the net capital expenditures incurred by Argonauts since October 1, 1998.

	July 31,2001 (12 months)	**July 31, 2000 (6 months)**	**January 31, 2000 (8 months)**	**May 31, 1999 (8 months)**
Capital Expenditures (Net)	$15,155,000	$9,668,000	$1,732,000	$3,539,000

DRILLING HISTORY

The following table shows the drilling history of Argonauts. No wells were drilled prior to the fiscal period ended July 31, 2000.

	July 31, 2001 (12 months)	**July 31, 2000** (6 months)
Exploration Wells – Gross		
Producing	4	1
Non-Producing, Suspended or Abandoned	5	1
Total Exploration Wells – Gross	9	2
Total Exploration Wells – Gross % Producing	44%	50%
Exploration Wells – Net		
Producing	3.2	0.8
Non-Producing, Suspended or Abandoned	3.3	0.7
Total Exploration Wells – Net	6.5	1.5
Total Exploration Wells – Net % Producing	49%	50%
Development Wells – Gross		
Producing	2	1

	July 31, 2001 (12 months)	July 31, 2000 (6 months)
Non-Producing, Suspended or Abandoned	2	1
Total Development Wells – Gross	4	2
Total Development Wells – Gross % Producing	50%	50%
Development Wells – Net		
Producing	1.2	0.9
Non-Producing, Suspended or Abandoned	0.8	0.4
Total Development Wells – Net	2.0	1.3
Total Development Wells – Net % Producing	60%	70%

PRODUCTION HISTORY

The production history for Argonauts' since October 1998 is as follows:

Annual Production	July 31, 2001 (12 Months)	July 31, 2000 (6 Months)	January 31, 2000 (8 Months)	May 31, 1999 (8 Months)
Crude oil and NGL's (bbls)	332,563	138,952	91,640	79,171
Natural Gas (mcf)	1,765,663	850,070	53,583	26,355
BOE [(1)]	626,840	280,630	100,571	83,564
Average Daily Production				
Crude Oil and NGL's (bbls/d)	911	768	374	326
Natural Gas (mcf/d)	4,837	4,696	219	108
BOE [(1)]	1,717	1,551	411	344

Notes

(1) Boe's converted at 6 mcf equals 1 barrel or crude oil and natural gas liquids.

(2) Production volumes include volumes which can be attributed to certain royalty interests.

RECONCILIATION OF RESERVES

A reconciliation of the established reserves of Argonauts (Gas Conversion at 6 mcf to 1 barrel of oil) and the average cost of established reserve additions is as follows:

Reserve Reconciliation-Thousand boe	
Established Reserves January 31, 2000	1,210
Production February 2000 to July 2000	281
Production August 2000 to July 2001	627
Additions and Revisions	3,087
Established Reserves July 31, 2001	3,389

Cost of Reserve Additions - $000's except as indicated	
PNG Property Capital Expenditures February 2000 to July 2000	9,450
PNG Property Capital Expenditures August 2000 to July 2001	15,036
Future Capital Expenditures - Non Producing Proven	400
Non Depletable Amounts July 31, 2001	3,356
Cost of Reserve Additions	21,530
Volume of Established Reserve Additions –thousand boe	3,087
Cost of Established Reserve Additions per boe	$6.97

MANAGEMENT OF ARGONAUTS

The names, municipalities of residence, present positions with Argonauts and principal occupations during the past five years of the current directors and officers of Argonauts are set out below:

Name and Municipality of Residence	Office held with Argonauts	Director Since	Principal Occupation
Donald F. Archibald Calgary, Alberta	President, Chief Executive Officer and Director	January 24, 2002[(1)]	Mr. Archibald has been the President and Chief Executive Officer of Argonauts since January 24, 2002[(1)]; prior thereto Mr. Archibald was the President and Chief Executive Officer of Cypress Energy Inc., a public oil and gas company, from 1995 to March, 2001.
Randal Brockway Calgary, Alberta	Vice President, Finance and Chief Financial Officer	-	Mr. Brockway has been the Vice President, Finance and Chief Financial Officer of Argonauts since January 24, 2002[(1)]; prior thereto Mr. Brockway was the Vice President, Finance and Chief Financial Officer of Cypress Energy Inc. from June, 1999 to March, 2001; prior thereto Mr. Brockway was Senior Vice President, Finance and Chief Financial Officer of Big Bear Exploration Ltd., a public oil and gas company, from December 1997 to February 1999.
Howard Crone Calgary, Alberta	Vice President, Operations and Chief Operating Officer	-	Mr. Crone has been Vice President, Operations and Chief Operating Officer of Argonauts since January 24, 2002[(1)]; prior thereto Mr. Crone was the Vice President, Operations and Chief Operating Officer of Cypress Energy Inc., a public oil and gas company, from 1995 to March, 2001.
Alison Jones Calgary, Alberta	Vice President, Exploration	-	Ms. Jones has been the Vice President, Exploration of Argonauts since January 24, 2002[(1)]; prior thereto Ms. Jones was the Vice President, Exploration of Cypress Energy Inc., a public oil and gas company, from 1995 to March, 2001.

Name and Municipality of Residence	Office held with Argonauts	Director Since	Principal Occupation
Gary Peddle Calgary, Alberta	Vice President, Land	-	Mr. Peddle has been the Vice President, Land of Argonauts since January 24, 2002[1]; prior thereto Mr. Peddle was the Vice President, Land of Cypress Energy Inc., a public oil and gas company, from June, 1998 to March, 2001; prior thereto Mr. Peddle was the Land Manager of Cypress Energy Inc. from September, 1996 to June, 1998.
Robert Engbloom Calgary, Alberta	Corporate Secretary	-	Mr. Engbloom has been a partner of the law firm Macleod Dixon LLP since March, 1999; prior thereto Mr. Engbloom was a partner of the law firm MacKimmie Matthews from 1981 to March, 1999.
Fred C. Coles DeWinton, Alberta	Director	January 24, 2002[1][2][3]	Mr. Coles has been the Executive Chairman and Chairman of the Board of Applied Terravision Systems Inc. since 1986.
Geoffrey A. Cumming Auckland, New Zealand	Director	January 24, 2002[1][4]	Mr. Cumming has been the Vice Chairman and Chief Executive Officer of Gardiner Group Capital Limited and Garbell Holdings Limited, private Canadian investment companies, since October, 1994.
Douglas A. Dafoe Calgary, Alberta	Director	January 24, 2002[1][2][3][4]	Mr. Dafoe has been the President and Chief Executive of Thunder Energy Inc., a public oil and gas company, since October, 1995.
Max Muselius Calgary, Alberta	Director	January 24, 2002[1][2][4]	Mr. Muselius has been a Rancher in Southern Alberta and British Columbia since January, 2000; prior thereto Mr. Muselius was the Executive Chairman of Ensite Incorporated from January, 1999 to December, 1999; prior thereto Mr. Muselius was the Vice President of Renaissance Energy Ltd., a public oil and gas company, from November, 1986 to August, 1996.

Notes:

(1) On January 24, 2002, Argonauts completed an $8 million private placement of Argonauts Shares and warrants and certain reorganization transactions which included the resignation of all the then current directors and officers of Argonauts and the appointment of Donald F. Archibald, Randal Brockway, Howard Crone, Alison Jones and Gary Peddle as the new executive officers of Argonauts and Donald F. Archibald, Fred C. Coles, Geoffrey A. Cumming, Douglas A. Dafoe and Max Muselius as the new directors of Argonauts.

(2) Member of the audit committee.
(3) Member of the reserves committee.
(4) Member of compensation committee.
(5) All members of the board of directors are members of the environmental committee.
(6) Argonauts does not have an executive committee.
(7) The terms of office of all directors of Argonauts will expire on the date of the next annual meeting of holders of Argonauts Shares.

As at February 14, 2002, the directors, officers and insiders of Argonauts, as a group, owned, directly or indirectly, 7,168,247 Argonauts Shares or approximately 21.6% of the outstanding Argonauts Shares. The officers and directors also held, in aggregate, 1,450,000 stock options (of which 362,500 were vested) and 7,168,247 common share purchase warrants to purchase Argonauts Shares at an exercise price of $1.25 as at February 14, 2002, which, if all such options and warrants were exercised, would increase the beneficial ownership of the officers, directors and insiders, as a group to 36.8% of the outstanding Argonauts Shares.

EMPLOYEES

Argonauts employs or retains 14 individuals at its head office in Calgary, Alberta. Argonauts also employs or retains 6 individuals at joint venture field operations in various locations in Alberta.

DESCRIPTION OF SHARE CAPITAL

Argonauts is authorized to issue an unlimited number of Argonauts Shares and an unlimited number of preferred shares, of which 33,238,519 Argonauts Shares and are issued and outstanding as fully paid and non-assessable shares and no preferred shares are issued and outstanding. Argonauts also has outstanding: (i) 7,619,047 common share purchase warrants which entitle the holders thereof to purchase one Argonauts Share at $1.25 at any time between January 24, 2003 and January 24, 2005; and (ii) 112,500 special warrants exchangeable into 112,500 shares of Argonauts with no additional consideration. As at February 14, 2002, Argonauts has reserved 1,925,000 Argonauts Shares for issuance pursuant to stock option agreements.

Argonauts Shares

The holders of Argonauts Shares are entitled to dividends if, as and when declared by the directors, to one vote per share at meetings of the holders of Argonauts Shares and, upon liquidation, to receive the remaining assets of Argonauts that are distributable to the holders of the Argonauts Shares.

Preferred Shares

The preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series, and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series. The preferred shares are entitled to a priority over the Argonauts Shares with respect to the payment of dividends and the distribution of assets upon the liquidation of Argonauts.

DIVIDEND RECORD

Since incorporation, Argonauts has not paid any dividends on its Argonauts Shares. Any decision to pay dividends on its Argonauts Shares in the future will be dependent upon the financial requirements of Argonauts to finance future growth, the financial condition of Argonauts and other factors which the Board of Directors of Argonauts may consider appropriate in the circumstances.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Argonauts as at July 31, 2001 and January 31, 2002 before giving effect to the Offer and January 31, 2002 after giving effect to the Offer and the bought deal private placement of 7,727,273 Argonauts Shares for net proceeds of $16,033.000. The completion of the Offer and the acquisition of all of the Chain Shares assumes the cash payment of $27,500,000 for all the Chain Shares and the issuance of no Argonauts Shares:

Description and Amount Authorized	As at July 31, 2001 (audited) [4][5]	As at January 31, 2002[4] (unaudited)	As at January 31, 2002 after giving effect to the Offer and the Bought Deal Private Placement (unaudited) [4]
SHARE CAPITAL			
Argonauts Shares (unlimited)	$2,715,000 (16,542,199 Argonauts Shares)	$11,099,000 (25,436,246 Argonauts Shares)	$27,132,000 (33,163,519 Argonauts Shares)
Special Warrants	$22,000 (112,500 special warrants)	$22,000 (112,500 special warrants)	$22,000 (112,500 special warrants)
Warrants[3]	Nil	Nil (7,619,047 warrants)	Nil (7,619,047 warrants)
LONG TERM DEBT[1][2]	$4,123,488	Nil	$10,519,000

Notes:

(1) Long Term Debt includes operating overdrafts on Argonauts' bank line.

(2) At July 31, 2001, Argonauts had a $8.5 million revolving operating demand loan with a Canadian chartered bank. The facility bears interest at the tender's prime rate plus 0.5% and is secured by a floating charge debenture in the principal amount of $25 million on all of Argonauts property and assets. On January 7, 2002, the bank facility was increased to $9.0 million, in addition Argonauts has available a $5.0 million non-revolving acquisition/development demand loan facility that bears interest at the lenders prime rate plus 0.75%. The acquisition facility is available to Argonauts for the purchase of Chain Shares, provided that 66 2/3% of the Chain Shares are tendered to the Offer.

(3) On January 24, 2002 Argonauts issued 7,619,047 warrants in conjunction with the private placement of Argonauts Shares. Such warrants are each exercisable into one Argonauts Share at any time commencing January 24, 2003 and ending January 24, 2005 at an exercise price of $1.25 per share.

(4) This table excludes an aggregate of 2,000,000 Argonauts Shares issuable upon exercise of options to purchase Argonauts Shares granted to certain directors, officers, employees and consultants of Argonauts outstanding as at the date hereof.

(5) As at July 31, 2001, Argonauts had retained earnings of $9,906,643.

PRICE RANGE AND TRADING VOLUME OF ARGONAUTS SHARES

The outstanding Argonauts Shares are listed for trading on the CDNX under the trading symbol "AGW". The following table sets out the price range for and trading volume of the Argonauts Shares as reported by the CDNX for the periods indicated.

Period	High	Low	Volume (000's)
2000[1]			
First Quarter	$0.84	$0.36	2,157,300
Second Quarter	$0.89	$0.62	1,062,800
Third Quarter	$1.00	$0.66	1,466,300
Fourth Quarter	$1.80	$0.88	1,683,800

Period	High	Low	Volume (000's)
2001[1]			
First Quarter	$1.75	$1.45	685,700
Second Quarter	$2.10	$1.37	699,350
Third Quarter	$2.50	$1.91	861,750
Fourth Quarter	$2.47	$1.90	890,100
2002			
January (1-11)[2]	$1.29	$1.10	77,100
January (28-30)[3]	$2.50	$2.37	5,717,900
February (1 – 14)	$3.25	$2.55	1,937,200

Notes:

(1) Argonauts changed its financial year end from May 31 to July 31 in 2000. Quarterly information in this table is provided assuming a financial year end of July 31.

(2) The Argonauts Shares were halted from trading on the CDNX pending the CDNX's review and conditional acceptance of the private placement and reorganization transactions.

(3) The Argonauts Shares recommenced trading on January 28, 2002 following completion of the private placement and reorganization transactions and receipt of the CDNX's conditional approval.

The CDNX has conditionally approved the listing of the Argonauts Shares issuable in connection with the Offer. Listing is subject to Argonauts fulfilling all of the requirements of the CDNX.

PRIOR SALES

During the 12 months preceding the date hereof, Argonauts issued Argonauts Shares as follows:

Date	Number of Shares	Price per Share
January 24, 2002	7,619,047[1]	$1.05
February 12, 2002	7,727,273[2]	$2.20

Note:

(1) Such shares were issued pursuant to the private placement of Argonauts Shares and warrants to purchase common shares in connection with the reorganization of Argonauts as discussed herein.

(2) Such shares were issued pursuant to a bought deal private placement.

During the 12 months preceding the date hereof, Argonauts issued the following Argonauts Shares pursuant to the exercise of options:

Date	Number of Shares	Price per Share	Proceeds
March 20, 2001	50,000	$0.15	$7,500
January 22, 2002	1,300,000[1]	$0.23[2]	$298,750
January 23, 2002	100,000	$0.55	$55,000
January 24, 2002	25,000[1]	$1.82	$45,500
February 1, 2002	75,000	$0.55	$41,250

Notes:

(1) Such shares were issued to the former executive officers and directors of Argonauts upon the exercise of all of their options to purchase Argonauts Shares immediately prior to the closing of the private placement of Argonauts Shares and common share purchase warrants and certain reorganization transactions on January 24, 2002.

(2) Such price is the average exercise price of the options, the exercise prices ranged from $0.20 to $1.75 per share.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Argonauts, there were no persons or corporations who beneficially own or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the Argonauts Shares at February 14, 2002.

OPTIONS

No options were granted to the former officers and directors of Argonauts for the most recently completed financial year or for the period July 31, 2001 to the resignation of such former directors and officers on January 24, 2002. All options to purchase Argonauts Shares held by the former directors and officers of Argonauts were exercised on or prior to January 24, 2002.

As at February 14, 2002, Argonauts had outstanding options to purchase an aggregate of 1,925,000 Argonauts Shares exercisable at prices varying from $1.20 per share to $1.86 per share. Options to purchase 1,250,000 Argonauts Shares are held by the current executive officers of Argonauts, options to purchase 475,000 Argonauts Shares are held by the current and former employees of Argonauts who are not executive officers of Argonauts and options to purchase 200,000 Argonauts Shares are held by the four current directors of Argonauts who are not executive officers or employees of Argonauts. The options vest as to one quarter on each of the date of grant and the first, second and third anniversaries of the date of grant.

The following options have been granted to the current directors, officers, employees and consultants of Argonauts and were outstanding on February 14, 2002:

	Number of Argonauts Shares Under Option	Date of Grant	Exercise Price Per Argonauts Share(5)	Expiry Date
Directors(1)(2)(5)	200,000	January 24, 2002	$1.20	January 24, 2007
Officers(3)(5)	1,250,000	January 24, 2002	$1.20	January 24, 2007
Employees (4)	325,000	January 24, 2002	$1.20	January 24, 2007
	75,000	September 11, 2001	$1.70	September 11, 2005
	75,000	July 9, 2001	$1.86	July 9, 2005
Total	**1,925,000**			

Notes:
(1) Excludes Donald F. Archibald who is the only Director who is also an Officer.
(2) This applies to 4 Directors.
(3) This applies to 5 Officers.
(4) This applies to 12 employees and former employees.
(5) All options vest as to one quarter on the date of the grant and on each of the first, second and third anniversary from the date of grant.

MANAGEMENTS' DISCUSSION AND ANALYSIS

For the three months ended October 31, 2001 compared with the three months ended October 31, 2000

Production

During the period August 1, 2001 to October 31, 2001 Argonauts produced an average of 4.25 mmcf/day of natural gas and 970 bbls per day of light oil and liquids for a total of 1,675 boe per day.

During the period production from the Kiskatinaw discovery at Pingel was shut in for the month of September while a gas pipeline was installed to conserve the solution gas. Oil production lost during the month of September averaged 75 barrels per day (net) compared to the month of August, however when the well was restarted in October, oil production averaged 80 barrels per day (net) with 470 mcf per day (net) of natural gas. The well is currently producing 80 barrels of oil per day (net) with 1.25 mmcf per day (net) of natural gas being conserved. Recently, water has started to be produced by this well, and the water cut is currently at about 30%. Based on a review of other Kiskatinaw producers in the area, Argonauts expects the water cut on this well to stabilize at 30% to 50%. Argonauts is waiting on approval of a GPP application which was submitted to the EUB on October 3, 2001. Additional exploration work is planned for the area in the second or third quarter of 2002.

Production from the core areas of Thorsby, Forestburg and Red Willow has been stable over the period. Argonauts' focus over the past quarter on these properties has been to optimize production and reduce operating expenses as much as possible. Argonauts is also continuing to evaluate the feasibility of expanding and enhancing the existing waterflood on the Glauconite A oil pool in Thorsby. Argonauts expects to finalize the technical review on this opportunity by the end of the first quarter of 2002.

One exploration well was drilled at Ewing Lake during the quarter. The target was the Nisku formation which did not encounter any oil play. The well is currently being reviewed for use as a water disposal well.

During the quarter, Argonauts was able to finalize farm-in arrangements on 50 sections of land in the Highvale area north of the Thorsby property. Argonauts is currently finalizing the selection of drilling locations on these lands and expect to spud a well on these lands on or about January 31, 2002. Follow up drilling will continue throughout 2002. Additionally, 8,512 hectares of Alberta Crown land was acquired in the quarter for $548,000 ($57.60/ha).

At Pinto, a drilling location has been selected based on interpretation of the 3D seismic survey shot in July. During the quarter, Argonauts has been working with its partner to finalize the drilling program for this deep impact well. Argonauts is continuing to work toward having this location drilled in 2002.

Cash Flow

Current period results are dominated by a 41% decrease in cash flow from operations to $1.85 million ($0.11 per share basic) as compared to $3.1 million ($0.19 per share basic) for the comparative period. The principal driver for the reduction in cash flow was a 37% drop in commodity prices.

Sales Revenues

Oil and gas sales declined by 39% from the comparative period to $4.1 million. Although production declined by 4%, the majority of the revenue decline was due to a decline in the average commodity price from $41.86 to $26.55 per boe.

Royalties

Royalties were 20% of oil and gas sales for the current period as compared to 18% for the comparative period.

Operating Expenses

Operating expenses were $967,000 or $6.27 per boe as compared to $908,000 or $5.63 per boe for the comparative period. Operating expenses for the current period include an accrual for mineral taxes, property taxes and insurance in the amount of $125,000. No accrual was made in the comparative period.

Operating Netback

The operating netback for the current period was $14.97 per boe, as compared to $28.70 for the comparative period.

Administrative Expenses

Administrative expenses of $407,000 were up slightly from the comparative amount of $360,000. The increase is mainly attributed to additional staff in the land and geological area's and rent.

Interest Expense

Interest expense decreased by 45% to $61,000 as a result of reduced average borrowings and a reduction in interest rates.

Depletion, Amortization and Depreciation

Depletion, amortization and depreciation increased by 51% to $1.1 million or $7.10 per boe. The drivers for the increased charge were finding and development costs incurred during the second, third and fourth quarters of the latest fiscal year ended July 31, 2001.

Income Taxes

Argonauts did not incur a current tax charge for the first quarter of the current year, as compared to a current tax charge of $1 million for the comparative period. Future income taxes of $260,000 were recorded as compared to $300,000 for the comparative period. Net income of $495,000 for the current period represents a decrease of 77% from the prior year. The decrease is attributable to reduced commodity prices, increased depletion, amortization and depreciation charges and offset by the reduction in the current income tax charge.

Per Share Data

Net income per share basic was $0.03 for the current period as compared to $0.13 for the comparative period.

Capital Expenditures

Capital expenditures in the amount of $1.4 million, for the current period consist of $548,000 on land, $631,000 on pipelines, facilities and well equipment for the Pingel property and $203,000 of net drilling expenditures. Net drilling expenditures consisted of dry hole costs at Ewing Lake less recoveries of prior period non operated drilling costs disclosed by joint venture audit.

Debt and Shareholders Equity

Net debt at the end of the period was $7.2 million, comprised of a working capital deficiency of $3.1 million and bank debt of $4.1 million against a credit facility of $8.5 million. Total net debt was virtually unchanged from the comparative period and down $500,000 from July 31, 2001. Share capital was reduced by $41,000 as a result of the purchase of 26,500 common shares through the company's normal course issuer bid. At October 31, 2001 there were 16,515,199 (2000 – 16,616,999) common shares outstanding.

First Quarter Highlights

October 31, 2001

	2001	2000	% Change
Financial (000's except per share data)			
Production Revenues	4,099	6,740	(39.2)
Cash flow from operations	1,853	3,155	(41.3)
Net Earnings	495	2,124	(76.7)

	2001	2000	% Change
Financial (000's except per share data)			
Per Share Basic			
Cash flow from operations	0.11	0.19	(36.8)
Net Earnings	0.03	0.13	(69.2)
Average Common Shares (000's)	16,530	16,617	
Capital Expenditures	1,382	3,072	(55.0)
Operational			
Production Volumes			
Crude Oil (bbls/d)	861	778	10.7
Natural Gas (mcf/d)	4,242	4,952	(14.3)
NGL's (bbls/d)	110	147	(25.2)
BOE 6:1	1,678	1,750	(4.1)
Sales Prices			
Crude Oil ($/bbl)	31.60	43.82	(27.9)
Natural Gas ($/mcf)	3.34	6.57	(49.1)
NGL's ($/bbl)	26.00	40.78	(36.2)
Operating Expenses (6:1)	6.27	5.63	11.4

Year Ended July 31, 2001 compared with Six Months Ended July 31, 2000

The following discussion is management's opinion about Argonaut's operating and financial results for the year ended July 31, 2001 and comparative six month period ended July 31, 2000, and Argonauts' future outlook based on currently available information. This should be read in conjunction with Argonauts' audited financial statements for the year ended July 31, 2001 and the six month period ended July 31, 2000, together with the accompanying notes. These are included on pages 10 through 22 of Argonauts' annual report. **In order to provide certain comparisons, financial results for the comparative six month period ended July 31, 2000 have been adjusted to an annual basis.**

Highlights

Year over period cash flow before income taxes improved dramatically, up 53% of which 21% was attributed to investment income and the remaining 32% attributed to conventional operations. While commodity prices had the greatest effect on cash flow from conventional operations, Argonauts realized 11% growth in average daily production. Among the years highlights:

- Cash flow after income taxes for the year ended July 31, 2001 was a record $14.7 million dollars or $0.89 per share. Of this amount $13 million was attributed to conventional operations and $1.7 million to investment income. Cash flow before income taxes was $15.4 million or $0.93 per share.

- Average daily production grew by 11% as compared to the period ended July 31, 2000 to a record 1,717 boed.

- Argonauts posted a record operating netback of $26.54 per boe, up 21% from the period ended July 31, 2000.

- Argonauts realized an investment gain of $2.1 million on an investment in Maxx Petroleum Ltd.
- A $15.2 million capital program focused on property acquisition, land acquisition, exploration drilling, development drilling, pipelines and facilities was completed.
- Prudent levels of debt were maintained throughout the year to ensure flexibility in the event of retraction in commodity prices and the economy.

Production

Production volumes for the period August 1, 2000 to July 31, 2001 averaged 1,717 boed comprised of 911 barrels per day of oil and natural gas liquids and 4.837 million cubic feet of natural gas. Argonauts' current production is 47% derived from natural gas. Production volumes for the period ended July 31, 2000 averaged 1,551 boed comprised of 768 barrels per day of oil and natural gas liquids and 4.696 million cubic feet of natural gas. Argonauts' production derived from natural gas for the six month period ended July 31, 2000 was 50%. Growth in oil production resulted primarily from the acquisition of a partner's interest in the Forestburg property and initial production from drilling at the Red Willow property. The modest change in gas production was attributable to development drilling at the Thorsby property and initial production from the Red Willow property offset by natural declines in gas production from Thorsby.

Production Summary	**2001**	**%**	**2000**	**%**
Oil and Natural Gas Liquids (barrels per day)	911	53	768	50
Natural Gas (mcf per day)	4,837	47	4,696	50
Total boed (6:1 conversion for natural gas)	1,717	100	1,551	100

Sales Revenues

Gross sales revenues from crude oil, natural gas and natural gas liquids rose by 42% for the year ended July 31, 2001 to $26.9 million. The increase was due to higher sales prices received for all commodities and higher production volumes.

Prices

Throughout 2000 and into 2001, world oil prices remained at high levels due to low inventories and high demand. Natural gas prices rose dramatically during the year ended July 31, 2001, as North American consumer and industrial demand grew at rates greater than supply. As of November, 2001, world oil prices and North American natural gas prices have contracted significantly as a result of reduced demand and increased supply.

Average Sales Prices Canadian Dollars	**2001**	**2000**	**% change**
Crude Oil and Natural Gas Liquids	38.68	37.86	2.2
Natural Gas Prices	8.00	4.78	67.4

Argonauts has a formal hedging policy whereby no more than fifty percent of production may be hedged. Argonauts has not entered into any hedging transaction since its inception.

Argonauts' crude oil is a mix of light and medium gravity, averaging 31 degrees API. Crude oil, natural gas and natural gas liquids are sold to marketing companies at prevailing market prices.

Crude oil and natural gas liquid revenues rose 22% from July 31, 2000 levels to a record $12.8 million, because of slightly higher prices and an 18% increase in average daily production. Natural gas revenues rose 74% from July

31, 2000 levels to a record $14.1 million because of dramatically higher prices and a 3% increase in average daily production.

Royalties

Argonauts pays lease and gross overriding royalties on production revenues to the crown, freehold land owners and other parties. Royalty charges for the year ended July 31, 2001 were $5.6 million, up 41% from the prior period due to higher production revenues and volumes. Royalty charges as a percentage of production revenue were 21% for the current year, unchanged from the prior period.

Operating Expenses

Operating expenses, net of processing income were $4.6 million for the year ended July 31, 2001, up 70% from the prior period primarily due to increased production, increased costs, planned expenditures for maintenance of facilities and reduced processing income. Operating costs were $7.39 per boe for the year ended July 31, 2001 up 52% from the prior period. The majority of the cost increase per boe is attributed to utility costs and workovers.

Operating Netback

Argonauts' operating netback (before general and administrative, interest expense and income taxes) of $26.54 per boe was 21 % higher than for the comparative period, due to higher commodity pries.

Operating Netbacks (Dollars per boe)	**2001**	**2000**
Revenue	42.89	33.82
Royalties	8.96	7.07
Operating Expenses	7.39	4.86
Operating Netback	26.54	21.89

Depletion, Depreciation and Amortization

Argonauts engaged the independent oil and gas engineering consulting firm, GLJ, to evaluate Argonauts' reserves at July 31, 2001 and January 31, 2000. These independent reports are used in calculating depletion and depreciation amounts. Please note that no independent reserve evaluation was prepared as at July 31, 2000 and the depletion and depreciation amounts calculated for the comparative six month period ended July 31, 2000 were extrapolated from reserve reports having a date other than July 31, 2000.

Argonauts recorded $4.6 million in depletion, depreciation and amortization for the year ended July 31 2001. The portion attributable to petroleum and natural gas assets amounts to $7.24 per boe for 2001, a 75% increase over the $4.12 per boe charge for the period ended July 31, 2000. The increased depletion and depreciation charge is directly related to the amount of proven reserves attributable to current year capital expenditures as compared to prior periods. Please refer to the capital expenditures section for additional information.

General and Administrative Expenses

General and Administrative expenses, net of recoveries amounted to $3.0 million for the year ended July 31, 2001 as compared to $0.9 million for the six month period ended July 31, 2000. Argonauts also capitalized $0.2 million of general and administrative expenses in 2001 related to the Thorsby and Red Willow acquisitions. Increases in general and administrative expenses were mainly attributed to bonuses paid to field personnel, field consultants, head office personnel and senior management in the amount of $1.3 million.

Interest Expense

Interest expense of $0.36 million for the year ended July 31, 2001 approximates the annualized charge for the comparative period.

Investment Income

Investment income of $2.1 million represents Argonauts' realized gain on an investment in Maxx Petroleum Ltd.

Income Taxes

Argonauts recorded income tax expense of $3.5 million on investment and operational income earned for the year ended July 31, 2001. The amount is comprised of $0.7 million in current income taxes and $2.8 million in future income tax liability. For the comparative six month period ended July 31, 2000, Argonauts recorded income tax expense of $1.3 million of which $1.2 million was current income tax expense and $0.1 million was future income tax liability. Argonauts' income tax pools as at July 31, 2001 and July 31, 2000 were as follows:

	July 31, 2001	**July 31,2000**
	($ millions)	
Canadian Oil and Gas Property Expense	7.7	5.7
Canadian Development Expense	1.2	0.6
Class 41 Undepreciated Capital Costs	5.9	4.7
Other Undepreciated Capital Costs	0.2	0.1
Cumulative Eligible Capital	0.2	0.2

Capital Expenditures

Capital expenditures for the year ended July 31, 2001 were $15.2 million, as compared to $9.7 million for the comparative period. Capital expenditures were classified as follows:

	July 31, 2001	**July 31, 2000**
	($ 000's)	
Land, Geological and Geophysical	4,243	4,984
Intangible Drilling and Completion	7,672	917
Workovers	369	261
Sundry Intangible	3	141
Well Equipment, Facilities and Pipelines	2,749	3,147
Other	119	218
	15,155	9,668

Capital expenditures on land for the current year primarily consisted of land purchases at Pinto and Pingel, the shooting, acquisition and processing of 3D seismic and the property component of the interests acquired at Forestburg. Capital expenditures on land for the comparative period consisted primarily of the property component of the interests acquired at Thorsby and Red Willow. As at July 31, 2001 Argonauts had 8,750 gross hectares and 4,720 net hectares of undeveloped land.

The purchase price of the property and tangibles purchased at Forestburg during the comparative period was $1.5 million for 300,000 barrels of established reserves. The purchase price of the interests purchased property and intangibles at Thorsby and Red Willow during the comparative period was $5.6 million for 1,100,000 barrels of established reserves.

Intangible drilling and completion costs for the current year consist of Argonauts' share of costs for six wells at Thorsby, two wells at Ewing Lake and one well at each of Fenn West, Ferrier, Willesden Green, Hotchkiss and Fingal. Intangible drilling and completion costs for the comparative period consist of Argonauts' share of costs for four wells at Red Willow and one at Bittern Lake. A summary of Argonauts' drilling results is as follows:

	July 31, 2001	July 31, 2000
Exploration Wells-Gross		
Producing	4	1
Non-Producing, Suspended or Abandoned	5	1
Total Exploration Wells-Gross	9	2
Total Exploration Wells-Gross % Producing	44%	50%
Exploration Wells-Net		
Producing	3.2	0.8
Non-Producing, Suspended or Abandoned	3.3	0.7
Total Exploration Wells-Net	6.5	1.5
Total Exploration Wells-Net % Producing	49%	50%
Development Wells-Gross		
Producing	2	1
Non-Producing, Suspended or Abandoned	2	1
Total Development Wells–Gross	4	2
Total Development Wells-Gross % Producing	50%	50%
Development Wells-Net		
Producing	1.2	0.9
Non-Producing, Suspended or Abandoned	0.8	0.4
Total Developmental Wells-Net	2.0	1.3
Total Development Wells- Net % Producing	60%	70%

Capital expenditures on workovers were $369,000 for the current year as compared to $261,000 for the comparative period. These expenditures were incurred to enhance and stimulate production from current producing zones or from zones that were previously non-producing.

Capital expenditures on sundry intangibles in the comparative period consist primarily of an increase in overall petroleum and natural gas property costs due to future income liability.

Capital expenditures on well equipment, facilities and pipelines were $2.8 million for the current year as compared to $3.2 million for the comparative period. Expenditures for the current period consisted of tangible costs for equipping successful exploration and development drilling, construction of facilities, pipelines to those facilities and other non-owned infrastructure. Expenditures for the comparative period consist primarily of the tangible portion of the interests purchased at Forestburg, Thorsby and Red Willow together with costs of pipelines, wellhead equipment and infrastructure for certain projects initiated prior to January 31, 2000.

Other capital expenditures of $119,000 for the current period and $218,000 for the comparative period consist of expenditures on office equipment, computer hardware and leasehold improvements.

Working Capital Deficiency, Long Term Debt and Shareholders Equity

Argonauts generally has a working capital deficiency resulting from operating properties and undertaking capital programs on behalf of other partners. Most industry participants take their production in kind and pay for operating costs within a reasonable period of time after presentation of a joint venture invoice. In certain cases, Argonauts determines it is prudent to pay costs before a joint venture partner has paid a joint venture billing and as a result

Argonauts' internal funds are used and a working capital deficiency results. Argonauts' working capital deficiency as at July 31, 2001 was $4.5 million as compared to $2.8 million as at July 31, 2000.

Argonauts had an outstanding advance of $3.1 million at July 31, 2001 ($4.2 million July 31, 2000) against an operating credit facility of $8.5 million with a Canadian chartered bank. Advances bear interest at bank prime rate plus 0.5%. At July 31, 2001 the interest rate on the outstanding advances was 6.5% (8% at July 31, 2000)

Shareholders' equity increased by $7.1 million for the year ended July 31, 2001 as compared to an increase of $2.3 million for the comparative period. During the current year, Argonauts repurchased 124,800 common shares at an average cost of $1.96 per common share pursuant to its normal course issuer bid. Argonauts intends to apply to regulatory authorities in December for continuation of the normal course issuer bid. The normal course issuer bid was not in place during the comparative period. Argonauts issued 50,000 common shares for proceeds of $7,500 during the year ended July 31, 2001 in respect of a stock option agreement entered into in the fall of 1998. No common shares were issued in the comparative period. A one time charge of $157,000 was made against share capital in respect of future income liability in the comparative period ended July 31, 2000. As at July 31, 2001 Argonauts had 16.5 million common shares outstanding as compared to 16.6 million as at July 31, 2000.

Argonauts maintains a prudent capital structure in order to avail itself to opportunity and provide flexibility during periods of retraction in commodity prices. Capital structure information is as follows:

$ 000's except as indicated	**July 31, 2001**	**July 31, 2000**
Current Assets	2,994	8,761
Current Liabilities	7,544	11,555
Working Capital Deficiency	4,550	2,794
Long Term Debt	3,100	4,200
Total Debt	7,650	6,994
Shareholders' Equity	12,644	5,565
Book Capitalization	20,293	12,558
Debt as % of Book Capitalization	38%	56%
Market Capitalization – based on closing share price	33,084	28,415
Total Capitalization	40,734	35,409
Debt as % of Total Capitalization	19%	20%
Cash Flow	12,581	3,804

Net Asset Value

Net asset value is a measure of the net value of Argonauts' underlying assets - crude oil, natural gas and natural gas liquids reserves. These reserves are based on consultant average commodity price forecasts, prior to provision for income taxes, interest costs and general and administrative costs, but after providing for estimated royalties, operating costs, other income, capital costs and abandonment costs. Argonauts engaged the independent oil and gas engineering consulting firm of GLJ to evaluate Argonauts' reserves and values at July 31, 2001 and January 31, 2000. Please note that no independent reserve evaluation was prepared as at July 31, 2000 and comparative amounts are presented for January 31, 2000. The net asset value includes reserve values plus amounts for undeveloped land and working capital less monetary liabilities. Net asset value is based on Established Reserves (Proven Reserves plus one-half of Probable Reserves) discounted at 10% is as follows:

($ 000's except share data)	**July 31, 2001**	**January 31, 2000**
Established Reserves Discounted at 10%	33,292	11,970
Undeveloped Land	3,356	0
Monetary Liabilities	7,650	1,129

($ 000's except share data)	July 31, 2001	January 31, 2000
Net Asset Value	28,998	10,841
Common Shares Outstanding	16,542	16,617
Net Asset Value per Share	1.75	0.65

Per Share Data

Argonauts recorded earnings per share of $0.44 basic and $0.41 diluted for the year ended July 31, 2001 as compared to $0.15 basic and $0.14 diluted for the comparative six month period ended July 31, 2000.

Argonauts recorded after tax cash flow from operations per share of $0.76 basic and $0.70 diluted. Not included in the previous amount is a $0.13 per share basic non operational gain on investments. Cash flow per share basic before income taxes was $0.93 for the current fiscal year ended. July 31, 2001. After tax cash flow from operations per share for the comparative six month period ended July 31, 2000 was $0.23 basic and $0.21 diluted. Cash flow before income taxes from operations for the comparative six month period ended July 31, 2000 was $0.30 basic per share.

SELECTED FINANCIAL INFORMATION

The following is a summary of selected financial information which has been derived from the audited financial statements of Argonauts. The summary should be read together with the audited financial statements included as Schedule D hereto.

Year End Summary $ 000, except as indicated	July 31, 2001 (12 Months)	July 31, 2000 (6 Months)	January 31, 2000 (8 Months)	May 31, 1999 (8 Months)
Gross Production Revenues	26,885	9,492	2,852	1,424
Cash flow	12,581	3,804	1,448	374
Earnings before taxes	10,816	3,836	1.384	133
Current Taxes	685	1,217	0	0
Future Taxes	2,815	131	0	0
Net Income	7,316	2,488	1,384	133
Total Property and Equipment	24,245	13,666	4,990	3,328
Long Term Debt and Working Capital Deficiency	7,650	6,993	1,129	2,535
Shareholders Equity	12,644	5,565	3,795	763
Capital Expenditures (Net)	15,155	9,668	1,732	3,539
Common Shares Outstanding-at year end 000's	16,542	16,617	16,617	11,192
Per Share Basic				
Cash Flow	0.76	0.23	0.10	0.04
Net Income	0.44	0.15	0.09	0.01

The following is a summary of selected quarterly information which has been derived from the unaudited financial statements of Argonauts. The summary should be read together with the unaudited financial statements of Argonauts as contained in the public record.

Quarterly Information	October 31, 2000 Q1	January 31, 2001 Q2	April 30, 2001 Q3	July 31, 2001 Q4
Oil and Gas Sales	6,740	8,625	6,400	5,121
Cash Flow from Operations	3,154	3,178	4,343	4,059
Net Income	2,124	2,301	2,826	64
Per Share Basic				
Cash Flow	0.19	0.19	0.26	0.25
Net Income	0.13	0.14	0.17	0.00

Quarterly Information	April 30, 2000	July 31, 2000
Oil and Gas Sales	3,347	6,147
Cash Flow from Operations	1,953	1,851
Net Income	1,494	994
Per Share Basic		
Cash Flow	0.12	0.11
Net Income	0.09	0.06

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid for the year ended July 31, 2001, the six months ended July 31, 2000 and the period August 1, 2001 to January 24, 2002 to Dennis Chorney, Christopher McArthur and David Hall such persons being Argonauts' Chief Executive Officer and Argonauts' two most highly compensated executive officers other than the Chief Executive Officer at the end of such periods. Compensation information in respect of John Zang, a former officer and director of Argonauts has also been provided herein.

On January 24, 2002, Dennis Chorney, Christopher McArthur, David Hall and John Zang resigned as directors and officers of Argonauts and appointed in their stead Donald F. Archibald, Randal Brockway, Howard Crone, Alison Jones and Gary Peddle as the new executive officers of Argonauts. Executive compensation information contained in the following table in respect of the current executive officers of Argonauts is for the period January 24, 2002 to February 14, 2002.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Stock Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation[1] ($)
Dennis Chorney Director and Chief Executive Officer	Jan. 24, 2002 July 31, 2001 July 31, 2000	145,875 300,000 -	- 500,000 -	-[1] 205,890 -	- 375,000[2][3] 375,000	- - -	- - -	500,000[4] - -
Christopher McArthur Director, President and Chief Financial Officer	Jan. 24, 2002 July 31, 2001 July 31, 2000	145,875 300,000 125,000	- 250,000 50,000	-[1] 4,560 2,280	- 375,000[2][3] 375,000	- - -	- - -	500,000[4] - -

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Period Ended**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Stock Options Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation[(1)] ($)**
David Hall Director and Vice President Engineering and Operations	Jan. 24, 2002 July 31, 2001 July 31, 2000	150,000 300,000 125,000	- 250,000 50,000	-[(1)] - -	- 375,000[(2)] 375,000	- - -	- - -	500,000[(4)] - -
John Zang Director and Corporate Secretary	Jan. 24, 2002 July 31, 2001 July 31, 2000	- - -	- - -	- - -	- 175,000[(2)] 175,000	- - -	- - -	100,000[(4)] - -
Donald F. Archibald Director, President and Chief Executive Officer	Feb. 14, 2002	6,800[(3)]	-	-	250,000[(5)]	-	-	-
Randal Brockway Vice President, Finance and Chief Financial Officer	Feb. 14, 2002	6,800[(3)]	-	-	250,000[(5)]	-	-	-
Howard Crone Vice President Operations and Chief Operating Officer	Feb. 14, 2002	6,800[(3)]	-	-	250,000[(5)]	-	-	-
Alison Jones Vice President, Exploration	Feb. 14, 2002	6,800[(3)]	-	-	250,000[(5)]	-	-	-
Gary Peddle Vice President, Land	Feb. 14, 2002	6,800[(3)]	-	-	250,000[(5)]	-	-	-

Notes:

(1) "Other Annual Compensation" did not exceed 10% of total annual salary and bonus, other than the other annual compensation received by Dennis Chorney which amount was paid to a company controlled by Mr. Chorney as an acquisition and performance fee on the purchase of the Thorsby and Red Willow properties.

(2) The securities under option are the total securities under option at the period end date. The last date options to acquire securities were granted to Dennis Chorney, Christopher McArthur and David Hall was July 12, 1999. All of such options were exercised on or before January 24, 2002.

(3) Such persons will receive an annual salary of $100,000 and may receive bonuses or other annual compensation depending on the performance of Argonauts.

(4) The executive agreements of such person provided for the payment of such amount on their termination or change of control of Argonauts. On January 24, 2002 such person resigned as an officer and director in connection with the reorganization of Argonauts and was paid this amount.

(5) Such options were granted on January 24, 2002 and are exercisable at a price of $1.20 per share for a period of 5 years from the date of grant. One quarter of such options have vested as of the date hereof.

Indebtedness of Directors and Officers

None of the current or former directors or senior officers of Argonauts are indebted to Argonauts as at February 14, 2002. Mr. David Hall, a director and senior officer of Argonauts was indebted to Argonauts, in the amount of $187,000 as at July 31, 2001. The amount was repaid in full by October 5, 2001.

Compensation of Directors

Argonauts paid an annual fee of $18,000 to each of its two former non-executive directors for the fiscal year ended July 31, 2001. No compensation was paid to the former directors during the 6 month period ended July 31, 2000.

On January 24, 2002 James Dalsin, a former director of Argonauts, was paid $25,000 upon his resignation as a director of Argonauts.

Employment Contracts and Termination of Employment

Each of Dennis Chorney, Christopher McArthur, David Hall and John Zang had an executive agreement with Argonauts pursuant to which they were each entitled to a lump sum payment in the event of a change of control of Argonauts.

As a result of the reorganization of Argonauts, on January 24, 2002 Dennis Chorney, Christopher McArthur and David Hall were paid $500,000 and John Zang was paid $100,000 in connection with the change of control which resulted from the reorganization of Argonauts pursuant to such executive agreements.

Option Grants

Dennis Chorney, Christopher McArthur, David Hall and John Zang were not granted any options during the most recently completed financial year or prior to their resignations on January 24, 2002. The following table sets forth the particulars of individual grants of options to the new executive officers of Argonauts on January 24, 2002.

Name	Securities Under Options (Number)	Percent of Total Options Granted to Employees and Directors in Period[(1)]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Donald F. Archibald Director, President and Chief Executive Officer	250,000	14%	$1.20	$1.20	January 24, 2007
Randal Brockway Vice President, Finance and Chief Financial Officer	250,000	14%	$1.20	$1.20	January 24, 2007
Howard Crone Vice President Operations and Chief Operating Officer	250,000	14%	$1.20	$1.20	January 24, 2007
Alison Jones Vice President, Exploration	250,000	14%	$1.20	$1.20	January 24, 2007
Gary Peddle Vice President, Land	250,000	14%	$1.20	$1.20	January 24, 2007

In addition to the above, options to purchase an aggregate of: (i) 525,000 Argonauts Shares were granted to directors (other than Donald F. Archibald), and employees of Argonauts on January 24, 2002 at an exercise price of $1.20 per share; and (ii) 750,000 Argonauts Shares were granted to employees of Argonauts on September 11, 2001 at an exercise price of $1.70 per share.

Option Exercises

The following table provides details with respect to all options of Argonauts exercised by Dennis Chorney, Christopher McArthur, David Hall and John Zang.

Name	Securities Acquired on Exercise (#)	Aggregate Net Value Realized ($)[1]	Unexercised Stock Options at End of Period (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Stock Options at End of Period[1] ($) Exercisable/ Unexercisable
Dennis Chorney Director and Chief Executive Officer	375,000	363,750	-	-
Christopher McArthur Director, President and Chief Financial Officer	375,000	363,750	-	-
David Hall Director and Vice President Engineering and Operations	375,000	363,750	-	-
John Zang Director and Corporate Secretary	175,000	129,250	-	-

Note:

(1) This amount was determined by multiplying the number of Argonauts Shares exercisable under such options by the closing price of the Argonauts Shares on the CDNX on January 10, 2002 ($1.17), the last complete trading day prior to the halt of the stock prior to the announcement of the reorganization of Argonauts, and subtracting therefrom the product of the number of exercisable options and the exercise price thereof (prices ranging from $0.20 to $1.82).

RISK FACTORS

An investment in Argonauts Shares should be considered speculative due to the nature of the involvement in Argonauts' business of exploration for, development and production of oil and natural gas reserves.

Argonauts has neither a long history of earnings nor has it ever paid dividends and is unlikely to pay dividends in the immediate foreseeable future.

Oil and natural gas exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by Argonauts. The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Argonauts. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation.

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. Argonauts' oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

The petroleum industry is competitive in all its phases. Argonauts competes with numerous other participants in the search for and the acquisition of oil and natural gas properties and in the marketing of oil and natural gas.

Argonauts' competitors include oil companies which have greater financial resources, staff and facilities than those of Argonauts. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Argonauts' ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. The marketability of oil and natural gas which may be acquired by Argonauts will also be affected by numerous other factors beyond the control of Argonauts. These factors include market fluctuations, the world price of oil, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to price controls, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection. The effect of these factors cannot be accurately predicted. Depending on future exploration and development plans, Argonauts may require additional financing which may not be available or, if available, may not be available on favourable terms.

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although Argonauts maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that, liabilities could exceed policy limits, in which event Argonauts could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Argonauts' net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Argonauts' reserves. Argonauts might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Argonauts' net production revenue causing a reduction in its acquisition, exploration and development activities.

There is some degree of geological and engineering risk associated with probable reserves. The present worth value of Argonauts' probable reserves has been reduced by 50% as allowance for risk associated with producing these reserves.

There is no current intention to pay dividends on the Argonauts Shares.

To the extent Argonauts is not the operator of its oil and gas properties, Argonauts will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators. In addition, the success of Argonauts will be largely dependent upon the performance of its key employees.

Although title reviews will be done according to industry standards prior to the purchase of most natural gas and oil producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Argonauts which could result in a reduction of the revenue received by Argonauts.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Argonauts' net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Argonauts' reserves. Argonauts might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Argonauts' net production revenue causing a reduction in its oil and gas acquisition and development activities.

From time to time Argonauts may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Argonauts' debt levels above industry standards.

Certain directors of Argonauts are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Argonauts may from time to time increase its debt to complete acquisitions of additional landholdings or to undertake development plans, which additional debt may adversely affect Argonauts' profitability. As well, Argonauts may require additional financing which may not be available or, if available, may not be available on favourable terms.

Argonauts' success depends in large measure on certain key personnel including Donald F. Archibald, Howard Crone, Alison Jones, Gary Peddle and Randal Brockway. The loss of the services of such key personnel could have a material adverse effect on Argonauts. In addition, competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Argonauts will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Argonauts has no current intention of declaring and paying dividends on the Argonauts Shares.

LEGAL PROCEEDINGS

There are no legal proceedings material to Argonauts to which Argonauts is a party or of which its property is subject which have not been reflected in Argonauts' audited financial statements as a contingent liability.

INTEREST OF EXPERTS

Certain legal matters relating to this Offer will be passed upon by Macleod Dixon LLP, Calgary, Alberta, on behalf of Argonauts. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Argonauts or of any associate or affiliate of Argonauts. As at the date hereof, the partners of Deloitte & Touche LLP, Stan Peloski, GLJ and Macleod Dixon LLP beneficially own, directly or indirectly, less than 1% of the securities of Argonauts and its associates and affiliates. As at the date of their reports, the partners of KPMG LLP beneficially owned no securities of Chain or its predecessors. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Argonauts or of any associates or affiliates of Argonauts, except for Robert Engbloom, the Corporate Secretary of Argonauts, who is a partner at Macleod Dixon LLP, which law firm renders legal services to Argonauts.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of Argonauts are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta who were appointed by the board of directors of Argonauts on February 5, 2002. The former auditor of Argonauts was Stan Peloski of Calgary, Alberta. Mr. Peloski resigned as the auditor of Argonauts on February 5, 2002.

The transfer agent and registrar for the Argonauts Shares is Olympia Trust Company at its principal office in Calgary, Alberta.

MATERIAL CONTRACTS

The material contracts of Argonauts which have been entered into within two years from the date hereof are:

1. Purchase and Sale Agreement between Argonauts and PanCanadian Resources dated November 1, 1999;

2. Purchase and Sale Agreement between Argonauts and Cypress Energy Inc. dated November 1, 1999;

3. Credit Facility Agreement between Argonauts and the National Bank of Canada dated January 7, 2002, as amended February 13, 2002;

4. Purchase and Sale Agreement between Argonauts and Taku Gas Limited dated June 1, 2000;

5. Purchase and Sale Agreement between Argonauts and Poco Petroleums Ltd. dated June 5, 1998;

6. Investment and Reorganization Agreement dated January 15, 2002 among Argonauts, Dennis Chorney, Christopher McArthur, David Hall, James Dalsin and John Zang and Donald F. Archibald, Randal Brockway, Howard Crone, Alison Jones and Gary Peddle; and

7. Underwriting Agreement among Argonauts and Griffiths McBurney & Partners, First Energy Capital Corp. and Peter & Co. Limited dated January 30, 2002.

Copies of these agreements will be available for inspection at the registered office of Argonauts during ordinary business hours.

SCHEDULE B

ARGONAUTS GROUP LTD. UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Compilation Report

To the Directors of
Argonauts Group Ltd.:

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of **Argonauts Group Ltd.** as at October 31, 2001 and the unaudited pro forma consolidated statements of earnings for the three months ended October 31, 2001 and the year ended July 31, 2001 which have been prepared for inclusion in the offer to purchase and circular dated February 15, 2002 relating to the offer by Argonauts Group Ltd. for all the issued and outstanding common shares of Chain Energy Corporation. In our opinion, the unaudited pro forma consolidated balance sheet as at October 31, 2001 and the unaudited pro forma consolidated statements of earnings for the three months ended October 31, 2001 and the year ended July 31, 2001 have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Calgary, Alberta
February 15, 2002

(Signed) Deloitte & Touche LLP
Chartered Accountants

ARGONAUTS GROUP LTD.

Pro forma Consolidated Balance Sheet

As At October 31, 2001
(Unaudited)

	Argonauts $	Chain $	Pro forma Adjustments $		Pro forma Consolidated $
ASSETS					
CURRENT					
Accounts receivable	1,931,745	3,850,571	-		5,782,316
Related party receivable	-	204,525	-		204,525
Inventory	27,635	-	-		27,635
Prepaid expenses and deposits	82,452	-	-		82,452
	2,041,832	4,055,096	-		6,096,928
Property and equipment	24,537,527	26,804,732	12,897,002	2(a)	64,239,261
	26,579,359	30,859,828	12,897,002		70,336,189
LIABILITIES					
CURRENT					
Operating overdraft	274,534	2,267,400	-		2,541,934
Accounts payable and accrued liabilities	4,202,289	5,248,328	-		9,450,617
Income taxes payable	685,000	-	-		685,000
	5,161,823	7,515,728	-		12,677,551
Long-term debt	4,100,000	550,000	27,842,358	2(a)	10,321,457
			(6,137,900)	2(b)	
			(16,033,001)	2(c)	
Future income taxes	4,103,000	2,224,648	4,953,297	2(a)	9,780,205
			(1,094,600)	2(b)	
			(406,140)	2(c)	
Future site restoration and abandonment	116,500	670,799	-		787,299
	13,481,323	10,961,175	9,124,014		33,566,512
SHAREHOLDERS' EQUITY					
Share capital					
Common shares	2,696,066	18,407,808	(18,407,808)	2(a)	27,842,707
			8,707,500	2(b)	
			16,439,141	2(c)	
Retained earnings	10,401,970	1,490,845	(1,490,845)	2(a)	8,926,970
			(1,475,000)	2(b)	
	13,098,036	19,898,653	3,772,988		36,769,677
	26,579,359	30,859,828	12,897,002		70,336,189

ARGONAUTS GROUP LTD.

Pro forma Consolidated Statement of Earnings
Three Months Ended October 31, 2001
(Unaudited)

	Argonauts $	Chain $	Pro forma Adjustments $		Pro forma Consolidated $
REVENUE					
Oil and natural gas sales	4,099,114	2,567,827	-		6,666,941
Royalties, net of ARTC	(810,114)	(587,534)	-		(1,397,648)
Other income	-	3,521	-		3,521
	3,289,000	1,983,814	-		5,272,814
EXPENSES					
Operating	967,476	523,427	-		1,490,903
General and administrative	407,446	35,867	-		443,313
Interest	61,411	10,380	106,250	2(d)	178,041
Depletion, depreciation and amortization	1,097,340	1,036,575	337,943	2(a)	2,471,858
	2,533,673	1,606,249	444,193		4,584,115
OTHER EXPENSE					
Reorganization	-	-	2,569,600	2(b)	2,569,600
EARNINGS (LOSS) BEFORE INCOME TAXES	755,327	377,565	(3,013,793)		(1,880,901)
INCOME TAXES (RECOVERY)					
Current	-	16,415	-		16,415
Future	260,000	192,015	(141,936)	2(a)	(829,771)
			(1,094,600)	2(b)	
			(45,250)	2(d)	
	260,000	208,430	(1,281,786)		(813,356)
NET EARNINGS (LOSS)	495,327	169,135	(1,732,007)		(1,067,545)
NET EARNINGS (LOSS) PER COMMON SHARE					
Basic					(0.03)
Diluted					(0.03)

ARGONAUTS GROUP LTD.

Pro forma Consolidated Statement of Earnings
Year Ended July 31, 2001
(Unaudited)

	Argonauts $	Chain $	Pro forma Adjustments $		Pro forma Consolidated $
REVENUE					
Oil and natural gas sales	26,884,872	15,644,433	-		42,529,305
Royalties, net of ARTC	(5,607,119)	(3,510,051)	-		(9,117,170)
Other income	-	19,872	-		19,872
	21,277,753	12,154,254	-		33,432,007
EXPENSES					
Operating	4,631,291	2,859,248	-		7,490,539
General and administrative	3,025,597	434,623	-		3,460,220
Interest	354,696	178,672	425,000	2(d)	958,368
Depletion, depreciation and amortization	4,603,592	4,439,093	1,289,551	2(a)	10,332,236
	12,615,176	7,911,636	1,714,551		22,241,363
OTHER INCOME (EXPENSE)					
Loss on sales on UK properties	-	(670,800)	-		(670,800)
Reorganization	-	-	(2,569,600)	2(b)	(2,569,600)
Gain on sale of marketable securities	2,153,025	-	-		2,153,025
	2,153,025	(670,800)	(2,569,600)		(1,087,375)
EARNINGS BEFORE INCOME TAXES	10,815,602	3,571,818	(4,284,151)		10,103,269
INCOME TAXES					
Current	685,000	77,568	(685,000)	2(b)	77,568
Future	2,815,000	1,688,609	(549,300)	2(a)	3,363,709
			(409,600)	2(b)	
			(181,000)	2(d)	
	3,500,000	1,766,177	(1,824,900)		3,441,277
NET EARNINGS	7,315,602	1,805,641	(2,459,251)		6,661,992
NET EARNINGS PER COMMON SHARE					
Basic					0.20
Diluted					0.18

ARGONAUTS GROUP LTD.

Notes to the Pro forma Consolidated Financial Statements
Three Months Ended October 31, 2001 and Year Ended July 31, 2001
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Argonauts Group Ltd. ("Argonauts") have been prepared by the management of Argonauts in accordance with Canadian generally accepted accounting principles. These pro forma financial statements have been prepared for inclusion in the "Offer to Purchase" ("Offer"), dated February 15, 2002 whereby Argonauts is making an offer to acquire all the issued and outstanding common shares of Chain Energy Corporation ("Chain") as described in the Offer.

The unaudited pro forma consolidated balance sheet as at October 31, 2001 and the unaudited pro forma consolidated statements of earnings for the three months ended October 31, 2001 and the year ended July 31, 2001 (the "pro forma consolidated financial statements") have been prepared from information derived from the following:

- The unaudited consolidated financial statements of Argonauts for the three months ended October 31, 2001 and the audited consolidated financial statements of Argonauts for the year ended July 31, 2001 and,

- The unaudited consolidated financial statements of Chain for the three months ended September 30, 2001, and the unaudited consolidated statement of earnings for the twelve consecutive month period ended September 30, 2001, that also includes the three month period ended September 30, 2001. The unaudited consolidated statement of earnings for the twelve consecutive month period ended September 30, 2001, has been compiled from information derived from the audited consolidated financial statements of Chain for the year ended December 31, 2000, and the unaudited consolidated financial statements for the nine month periods ended September 30, 2001 and 2000.

In the opinion of management of Argonauts, these pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions as if they had occurred at the balance sheet date while the pro forma consolidated statements of earnings give effect to the assumed transactions and assumptions as if they had occurred at the beginning of each of the relevant periods. The pro forma consolidated financial statements are not indicative of the results of operations that would have occurred for the three month period ended October 31, 2001 and the year ended July 31, 2001 or for future years. In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of Argonauts and Chain.

The unaudited pro forma consolidated financial statements should be read in conjunction with the July 31, 2001 and December 31, 2000 audited financial statements and notes thereto of Argonauts and of Chain, respectively, along with the October 31, 2001 and September 30, 2001 unaudited interim financial statements of Argonauts and Chain, respectively.

ARGONAUTS GROUP LTD.

Notes to the Pro forma Consolidated Financial Statements
Three Months Ended October 31, 2001 and Year Ended July 31, 2001
(Unaudited)

2. SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

a) Purchase of Chain Energy Corporation

On January 30, 2002, Argonauts and Chain entered into an acquisition agreement whereby Argonauts agreed to acquire all the common shares of Chain. The Offer provides for Chain shareholders to receive at their election, $1.00 per share in cash or, 0.44 of an Argonauts common share, or a combination of cash and common shares of Argonauts, subject to a maximum limit of 3,000,000 Argonauts shares.

For purposes of these pro forma consolidated financial statements, it has been assumed that Argonauts completed the proposed acquisition and acquired 100% of the common shares of Chain for cash of $1.00 per Chain common share and that no additional Argonauts common shares are issued pursuant to the Offer. The transaction has been accounted for in the pro forma consolidated financial statements as an acquisition of Chain by Argonauts.

The pro forma consolidated balance sheet at October 31, 2001 gives effect to the acquisition of Chain by Argonauts as if it had occurred at October 31, 2001. The total outstanding number of common shares of Chain is 26,960,058 at October 31, 2001, after giving effect to the exercise of 2,360,000 common share options. Argonauts is assumed to acquire all the outstanding common shares of Chain for a total payment of $27,842,358 which includes the costs of the acquisition incurred by both Argonauts and Chain estimated to be $2,285,000 and net of the proceeds of exercise of the Chain common share options of $1,402,700. The acquisition is to be funded through an increase in long-term debt that is available under the existing bank facilities.

The values assigned to the net assets of Chain acquired are as follows:

	$
Purchase allocation:	
Net working capital deficiency	(3,460,632)
Petroleum and natural gas properties	39,701,734
Net future tax liability	(7,177,945)
Long-term debt	(550,000)
Provision for future site restoration	(670,799)
	27,842,358

Of the amount allocated to petroleum and natural gas properties, $10,264,734 has been excluded from costs subject to depletion.

The above allocation of the purchase price of the Chain common shares has been determined from information publicly available to the management of Argonauts. The allocation of the purchase price to the assets and liabilities of Chain will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, accordingly, the above allocation will change.

ARGONAUTS GROUP LTD.

Notes to the Pro forma Consolidated Financial Statements
Three Months Ended October 31, 2001 and Year Ended July 31, 2001
(Unaudited)

The pro forma consolidated statements of earnings for the three months ended October 31, 2001 and the year ended July 31, 2001 give effect to the acquisition of Chain by Argonauts as if the transaction had taken place at the beginning of the relevant periods and takes into account the following:

i. Calculation of depletion, depreciation and amortization on a consolidated basis incorporating the values of the assets of Chain determined in the purchase allocation; and

ii. Adjustment to future income taxes to reflect the above adjustment.

b) Private placement and reorganization transaction

On January 24, 2002, Argonauts completed an $8,000,000 private placement of Argonauts shares and warrants and certain reorganization transactions that included the resignation of all the then current directors and officers of Argonauts and the appointment of new executive officers and directors. Pursuant to the private placement, Argonauts issued 7,619,047 common shares at a price of $1.05 per common share and issued 7,619,047 warrants. The warrants entitle the holder to purchase one common share of Argonauts at a price of $1.25 commencing at a date that is 12 months after the warrant issue date. The warrants expire 3 years after the warrant issue date.

As a result of the reorganization transaction, Argonauts will incur reorganization costs estimated to be $2,569,600. The reorganization costs have been treated as a reorganization expense with income taxes adjusted accordingly. These costs include severance costs to the former directors, officers and employees of Argonauts along with the related legal and transaction costs. As part of the reorganization transaction the existing common shares options of Argonauts are to be exercised within a specified time period or be cancelled and new common share options are to be issued. The funds to be received by Argonauts from the previous common share options are $707,500. For purposes of the pro forma consolidated financial statements, $6,137,900, representing the proceeds of the private placement and exercise of the previous common share options net of the reorganization costs, has been assumed to pay down long-term debt.

c) Financing arrangement

On February 12, 2002, Argonauts completed a bought deal financing arrangement whereby Argonauts has issued 7,727,273 common shares at $2.20 per common share on a private placement basis for net proceeds estimated to be $16,033,001. Share capital and future income taxes are adjusted by $406,140 representing the tax effect of the estimated share issue costs. The net proceeds from this offering are available to assist with the acquisition of Chain, other general corporate purposes, and have been assumed to pay down long-term debt.

d) Interest

The above transactions would result in a net increase in long-term debt of $5,671,457. Interest expense has been adjusted to reflect the increase in long-term debt. Future income taxes have also been adjusted to reflect the increased interest expense.

3. PER SHARE INFORMATION

ARGONAUTS GROUP LTD.

Notes to the Pro forma Consolidated Financial Statements
Three Months Ended October 31, 2001 and Year Ended July 31, 2001
(Unaudited)

The following weighted average numbers of common shares, which take into account the common shares and warrants issued in Notes 2(b) and (c) as if they were issued at the beginning of the respective periods, have been used to calculate the per share information:

	October 31, 2001	July 31, 2001
Basic	33,511,519	33,583,570
Diluted	35,499,479	36,988,647

SCHEDULE C

HISTORICAL FINANCIAL STATEMENTS OF CHAIN ENERGY CORPORATION

Comprised of:

1. The unaudited financial statements of Chain Energy Corporation as at and for the three and nine months ended September 30, 2001;

2. The audited financial statements of Chain Energy Corporation as at and for the years ended December 31, 2000 and 1999;

3. The audited financial statements of AltaQuest Energy Corporation as at and for the years ended December 31, 1999 and 1998; and

4. The audited financial statements of Arrival Energy Ltd. as at and for the years ended December 31, 1999 and 1998.

CHAIN ENERGY

CHAIN ENERGY CORPORATION

Interim Report for the Nine Months Ended September 30, 2001

	Three Months Ended September 30		Nine Months Ended September 30		Change
	2001	2000	2001	2000	%
Financial Highlights *(000's of dollars except share data)*					
Revenue before royalties	2,568	3,311	11,414	6,520	75.1
Cash flow from operations	1,398	1,879	6,589	3,526	86.9
Per share – basic	0.06	0.09	0.27	0.20	35.0
Per share – fully diluted	0.06	0.09	0.26	0.20	30.0
Net income	169	609	1,781	1,024	73.9
Per share – basic	0.01	0.01	0.07	0.06	16.7
Per share – fully diluted	0.01	0.01	0.07	0.06	16.7
Net capital expenditures	3,658	1,184	7,082	1,970	259.5
Working capital (deficiency)			(3,461)	(806)	329.4
Total assets			30,860	25,448	21.3
Long term debt			550	3,150	(82.5)
Shares outstanding at September 30 (millions)			24.6	24.6	-
Weighted average shares (millions)			24.6	17.8	38.2
Operations Highlights					
Average production					
Oil and liquids (bbls/day)	398	549	456	351	29.9
Natural gas (mcf/day)	4,355	2,979	4,294	2,530	69.7
Barrel of oil equivalent (boe/day with gas at 6:1)	1,124	1,045	1,171	773	51.5
Product Prices					
Oil and liquids ($/bbl)	31.89	35.65	32.71	36.08	(9.3)
Natural gas ($/mcf)	3.50	5.51	6.27	4.40	42.5
Per boe (with gas at 6:1)	24.84	34.44	35.71	30.80	15.9
Operating cost ($/boe with gas at 6:1)	5.06	6.27	6.04	5.50	9.8
General and administrative ($/boe with gas at 6:1)	0.35	1.93	0.61	2.59	(76.4)

Management's Discussion and Analysis

We are pleased to report the financial results for Chain Energy Corporation for the three and nine months ended September 30, 2001. Oil and gas revenue for the nine months in 2001 is up 75% compared to the first nine months of 2000. Cash flow totaled $6.6 million ($0.27 per share) to September 30, 2001, compared to $3.5 million ($0.20) for the same period in 2000. A combination of a 51% increase in sales volumes to 1,171 boe/day and a 16% increase in average prices resulted in the gains in 2001 compared to 2000.

Sales volume of 1,124 boe/day for the third quarter declined 12% compared to 1,276 boe/day for the second quarter of 2001. The sale of the Company's heavy oil property (year-to-date average of 145 boe/day) in August was only partially offset by additional volumes from new drilling added at the end of the third quarter.

Gross revenue for the third quarter was down 38% to $2.6 million, compared to $4.1 million in the second quarter, and down 22% compared to the third quarter of 2000. Natural gas prices for the third quarter of 2001 averaged $3.50 per mcf, a decline of 44% compared to $6.26 in the second quarter. The reduced gas prices and the sale of the heavy oil property accounted for the decline in revenues when comparing the third and second quarters of 2001. Royalties net of ARTC increased to 22% in 2001 from 17% in 2000, as a result of higher average commodity prices, new wells on production and the upgrading of the property portfolio.

Operating costs were reduced by 25% in the third quarter to $5.06 per boe compared to the second quarter of 2001, reflecting the sale of the higher operating cost heavy oil property and other operating efficiencies. For the nine month period, operating costs averaged $6.04 per boe, compared to $5.50 in 2000.

Administration costs have been substantially reduced to $0.61 per boe in 2001 compared to $2.59 in the first nine months of 2000. Reduced use of consulting services and higher recoveries from an increased number of operated properties accounted for the improvements. Chain currently operates 90% of its production.

Interest costs for the nine months of 2001 amounted to $62,041, compared to $215,752 for the same period in 2000. Proceeds from the sale of the Umbach property in April and the Saskatchewan heavy oil property in August eliminated debt for the most part of the first three quarters of 2001. At September 30, 2001, Chain had drawn down $550,000 from an available $10 million revolving line of credit and had a working capital deficiency of $3,461,000, for a total net debt of $4,011,000. Depletion and depreciation for the third quarter of 2001 was $1.0 million, consistent with the third quarter of 2000.

Cash flow from operations for the third quarter was reduced to $0.06 per share compared to $0.09 per share for both the second quarter of 2001 and the third quarter of 2000. The average price received in the third quarter was $24.84 per boe, compared to $35.67 in the second quarter of 2001, and $34.44 in the third quarter of 2000. Year to date cash flow is substantially improved compared to the same period in 2000. The lower gas price during the third quarter in combination with non-core properties being sold reduced third quarter cash flow in 2001, compared to the third quarter of 2000.

Net earnings after taxes for the nine months increased 74% to $1.8 million compared to $1.0 million for the same period in 2000. Chain has approximately $20 million of tax pools at September 30, 2001.

Exploration Results

Chain drilled three operated wells during the third quarter of 2001, resulting in two (1.9 net) oil wells and one (0.7 net) dry hole. The nine month drilling results total to thirteen wells, resulting in six (2.0 net) gas wells, five (4.2 net) oil wells and two (1.2 net) dry holes, for an 85% success rate.

Property Dispositions and Acquisitions

During August of 2001, Chain closed the sale of its interests in its high operating cost, heavy oil property located in west-central Saskatchewan, for net proceeds of $1.6 million or $25.57 per proven boe (gas at 6:1). This heavy oil property averaged 145 boe/day net to the Company. Chain also closed the purchase of a partner's interest in Westerose, Alberta for $0.35 million. Production at the time of closing was 11 boe/day (gas at 6:1) for this interest. The dispositions of non-core properties in 2001 have substantially reduced operating costs beyond September 1, 2001 and have provided an incremental cash position of $5.3 million.

Fourth Quarter Update

Subsequent to the end of the third quarter, the Company has participated in four wells which has resulted in one (0.5 net) oil well and three (1.7 net) natural gas wells for a 100% drilling success rate. These Company operated wells have either been tested or are in the completion phase and will be tied in and commence production prior to year-end. Current production is 6,000 mcf per day of natural gas and 400 barrels of oil and natural gas liquids per day.

Summary

The Company's goals to substantially reduce cash costs through the rationalization and optimization of assets acquired in June of 2000 have been accomplished and, in light of the changes in the commodity price environment, the Company is positioned with an enviable financial situation. Chain has an underutilized line of credit that allows the Company to capitalize on the recent success of the drilling program and to take advantage of the anticipated asset sales resulting from the oil and gas industry consolidation over the past year.

The management of the Company remains very confident in the near term growth opportunities that have been afforded to us as a direct result of the recent drilling successes in the Peace River Arch and in Central Alberta. Combined with the exploration efforts, the Company continues to review all strategies to maximize shareholder value including property acquisitions and corporate mergers.

On behalf of the Board of Directors

"signed"

D. T. (Dan) Wilson, P.Eng.
President and CEO

November 9, 2001

CHAIN ENERGY CORPORATION
Balance Sheets

	September 30 2001 (unaudited)	December 31 2000 (audited)
Assets		
Current assets		
Accounts receivable	$ 3,850,571	$ 2,927,455
Related party receivable	204,525	204,525
	4,055,096	3,131,980
Petroleum and natural gas properties	26,804,732	22,858,255
	$ 30,859,828	$ 25,990,235
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ 2,267,400	$ 609,204
Accounts payable and accrued liabilities	5,248,328	3,690,315
	7,515,728	4,299,519
Long-term debt	550,000	2,350,000
Future site restoration provision	670,799	508,409
Future income tax liability	2,224,648	714,664
Shareholders' equity		
Share capital	18,407,808	18,407,808
Retained earnings (deficit)	1,490,845	(290,165)
	19,898,653	18,117,643
	$ 30,859,828	$ 25,990,235

CHAIN ENERGY CORPORATION
Statements of Operations and Retained Earnings
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Revenue				
Petroleum and natural gas	$ 2,567,827	$ 3,310,927	$ 11,414,414	$ 6,519,602
Royalties	(587,534)	(544,502)	(2,574,048)	(1,072,854)
	1,980,293	2,766,425	8,840,366	5,446,748
Other income	3,521	4,198	19,792	8,027
	1,983,814	2,770,623	8,860,158	5,454,775
Expenses				
Operating	523,427	603,277	1,930,217	1,164,723
General and administrative	35,867	185,773	194,819	548,386
Interest	10,380	102,622	62,041	215,752
Depletion and depreciation	994,380	958,388	3,135,867	1,813,676
Provision for site restoration	42,195	50,739	162,390	93,633
	1,606,249	1,900,799	5,485,334	3,836,170
Earnings before income taxes	377,565	869,824	3,374,824	1,618,605
Income Taxes				
Current	16,415	-	83,830	-
Future	192,015	260,594	1,509,984	594,550
	208,430	260,594	1,593,814	594,550
Net earnings	169,135	609,230	1,781,010	1,024,055
Retained earnings, beginning of period	1,321,710	(924,026)	(290,165)	(2,838,851)
Adjustment for adoption of the liability method for future income taxes	-	-	-	1,500,000
Retained earnings (deficit) end of period	$ 1,490,845	$ (314,796)	$ 1,490,845	$ (314,796)
Net earnings per share – basic	$ 0.01	$ 0.03	$ 0.07	$ 0.06
Net earnings per share – fully diluted	$ 0.01	$ 0.03	$ 0.07	$ 0.06

CHAIN ENERGY CORPORATION
Statements of Changes in Financial Position
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Cash provided by (used in)				
Operations				
Net earnings	$ 169,135	$ 609,230	$ 1,781,010	$ 1,024,055
Add items not requiring a cash payment				
Depletion and depreciation	994,380	958,388	3,135,867	1,813,676
Provision for site restoration	42,195	50,739	162,390	93,633
Future income taxes	192,015	260,594	1,509,984	594,550
Cash flow from operations	1,397,725	1,878,951	6,589,251	3,525,914
Change in non-cash working capital	(1,975,290)	455,691	634,897	(101,375)
	(577,565)	2,334,642	7,224,148	3,424,539
Financing activities				
Increase (repayment) of long-term debt	550,000	(1,295,213)	(1,800,000)	(2,021,394)
Investment activities				
Petroleum and natural gas properties	(5,275,636)	(1,183,551)	(12,359,079)	(2,017,417)
Sale of P&NG properties	1,618,101	-	5,276,735	47,667
	(3,657,535)	(1,183,551)	(7,082,344)	(1,969,750)
Increase (decrease) in cash	(3,685,100)	(144,122)	(1,658,196)	(566,605)
Cash, beginning of period	1,417,700	173,414	(609,204)	595,897
Cash, end of period	$ (2,267,400)	$ 29,292	$ (2,267,400)	$ 29,292
Cash flow per share – basic	$ 0.06	$ 0.09	$ 0.27	$ 0.20
Cash flow per share – fully diluted	$ 0.06	$ 0.09	$ 0.26	$ 0.20

Selected Notes to Financial Statements
Nine months ended September 30, 2001 (unaudited)

The interim financial statements of Chain Energy Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2000. These interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2000.

Note 1. – Share Capital

At September 30, 2001, the Company had 24,600,058 common shares outstanding, unchanged from December 31, 2000.

At September 30, 2001, the Company had 2,260,000 of outstanding options to purchase common shares at exercise prices ranging from $0.38 to $0.60 per common share. During the nine months ended September 30, 2001, options to purchase 100,000 common shares expired.

Consolidated Financial Statements of

CHAIN ENERGY CORPORATION

Years ended December 31, 2000 and 1999

Auditor's Report

To the directors of Chain Energy Corporation

We have audited the consolidated balance sheets of Chain Energy Corporation as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles

(Signed)

KPMG LLP

Chartered Accountants
Calgary, Canada
February 23, 2001

CHAIN ENERGY CORPORATION

Consolidated Balance Sheets

December 31, 2000 and 1999

	2000	1999
Assets		
Current assets		
Cash and deposits	$ –	$ 595,897
Accounts receivable	2,927,455	1,450,176
Related party receivable (note 9)	204,525	–
	3,131,980	2,046,073
Petroleum and natural gas properties (note 3)	22,858,255	14,353,683
	$ 25,990,235	$ 16,399,756
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,690,315	$ 1,638,300
Long-term debt (note 4)	2,959,204	3,521,394
Future site restoration provision	508,409	203,926
Future income tax liability	714,664	–
Shareholders' equity		
Share capital (note 5)	18,407,808	13,874,987
Deficit	(290,165)	(2,838,851)
	18,117,643	11,036,136
	$ 25,990,235	$ 16,399,756

See accompanying notes to consolidated financial statements.

On behalf of the Board:

B. W. Harrison, Director

D. T. (Dan) Wilson, Director

CHAIN ENERGY CORPORATION

Consolidated Statements of Operations and Deficit

Years ended December 31, 2000 and 1999

	2000	1999
Revenue:		
Petroleum and natural gas	$ 10,749,621	$ 5,383,237
Royalties	(2,008,857)	(468,099)
	8,740,764	4,915,138
Other income	8,107	–
	8,748,871	4,915,138
Expenses:		
Operating	2,093,754	1,023,396
General and administrative	788,190	1,449,579
Interest	332,383	320,956
Depletion and depreciation	3,048,145	1,907,214
Loss on sale of UK properties (note 12)	670,800	–
	6,933,272	4,701,145
Earnings before income taxes	1,815,599	213,993
Income taxes:		
Current	(6,262)	–
Future	773,175	–
	766,913	–
Net earnings	1,048,686	213,993
Deficit, beginning of year	(2,838,851)	(3,052,844)
Adjustment to reflect adoption of the liability method for accounting for future income taxes (note 7)	1,500,000	–
Deficit, end of year	$ (290,165)	$ (2,838,851)
Net earnings per share (note 6):		
Basic and fully diluted	$ 0.05	$ 0.02

See accompanying notes to consolidated financial statements.

CHAIN ENERGY CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31, 2000 and 1999

	2000	1999
Cash provided by (used in):		
Operations:		
Net income	$ 1,048,686	$ 213,993
Items not involving cash		
Depletion and depreciation	3,048,145	1,907,214
Loss on sale of UK operations	670,800	–
Future income taxes	773,175	–
Cash flow from operations	5,540,806	2,121,207
Change in non-cash operating working capital	(1,067,185)	(539,305)
	4,473,621	1,581,902
Financing:		
Increase (repayment) of long-term debt	(2,212,190)	(297,029)
Investing:		
Petroleum and natural gas properties	(7,741,677)	(1,655,151)
Proceeds on sale of petroleum and natural gas properties	5,088,874	20,000
Change in non-cash working capital related to investing	(204,525)	600,126
	(2,857,328)	(1,035,025)
Increase (decrease) in cash and deposits	(595,897)	249,848
Cash and deposits, beginning of year	595,897	346,049
Cash and deposits, end of year	$ –	$ 595,897
Cash flow per share (note 6)		
Basic and fully diluted	$ 0.28	$ 0.15
Supplemental disclosure of cash flow information:		
Cash interest paid	$ 286,495	$ 320,956
Cash income and other taxes paid	$ 5,801	$ –

See accompanying notes to consolidated financial statements.

CHAIN ENERGY CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

Chain Energy Corporation's (formerly AtlaQuest Energy Corporation) principal business activity is the acquisition, exploration, development and production of oil and gas properties in western Canada.

On June 27, 2000 AltaQuest Energy Corporation changed its name to Chain Energy Corporation (the "Company"). The name change was made immediately following the acquisition of Arrival Energy Ltd. on June 26, 2000.

1. Significant accounting polices:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiary until November 15, 2000, the date on which the wholly-owned subsidiary was sold. These statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect the policies as described below.

(b) Petroleum and natural gas properties:

(i) Capitalized costs:

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the acquisition, exploration, and development of oil and gas reserves are capitalized into separate country cost centers. Costs include lease acquisition, lease maintenance on non-productive lands, geological and geophysical costs, drilling expenditures, plant and production equipment costs and related overhead costs. Proceeds on disposal of properties are deducted from capitalized costs without recognition of gain or loss except for dispositions which would alter the depletion rate by 20% or more.

(ii) Depletion and depreciation:

Capital costs are depleted on the unit-of-production method based on estimated gross proven reserves as determined by independent engineers. Gas volumes are converted to equivalent energy units of oil on the basis of six thousand cubic feet of gas to one barrel of oil. The cost of unevaluated properties is excluded from the depletable base. Depreciation is provided on plants and facilities on a 5% straight-line basis and on a 20% and 30% declining balance basis for other equipment.

CHAIN ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 2

Years ended December 31, 2000 and 1999

1. Significant accounting polices (continued):

(b) Petroleum and natural gas properties (continued):

(iii) Ceiling test:

In applying the full cost method of accounting, capitalized costs less accumulated depletion and depreciation are restricted from exceeding a net recoverable amount equal to the estimated undiscounted future net revenues, based on current prices and costs, derived from proven reserves, less the aggregate estimated future site restoration costs, development, general and administrative, financing and income tax costs plus the lower of cost and estimated fair value of unproven properties.

(c) Future site restoration and abandonment costs:

Provisions for future site restoration costs are provided for on a unit-of-production basis using estimates based upon current regulations and industry standards. The annual charge is included in depletion expense and actual restoration costs are charged to the provision as incurred.

(d) Use of estimates:

The amounts recorded for depletion and depreciation and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on such factors as estimates of proved reserves, production rates, product prices and future costs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

(e) Foreign currency translation

The Company's UK activities (sold November 15, 2000) were denominated in British pound sterling. Monetary assets and liabilities were translated at rates of exchange in effect at year-end and at date of sale, while non-monetary assets and liabilities and translated at historic rates of exchange. Revenue and expenses are translated at the average rate of exchange during the month in which they are recognized. Translation gains and losses are included in earnings, except for unrealized gains or losses on long term monetary items, which would be deferred and amortized over the expected term of settlement.

(f) Joint venture operations:

Substantially all of the Company's exploration and production activities are conducted jointly with other entities and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

CHAIN ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 3

Years ended December 31, 2000 and 1999

1. Significant accounting polices (continued):

(g) Stock-based compensation plan:

The Company has one stock-based compensation plan which is described in note 4. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid upon exercise of stock options is credited to share capital.

(h) Future income taxes:

The Company has adopted the liability method of tax allocation accounting, without restatement of prior years, as recommended by the Canadian Institute of Chartered Accountants, effective January 1, 2000. Under the liability method, the difference between tax assets and their financial reporting basis is computed and measured using the current tax rates. Prior to the adoption of the new recommendations, the Corporation followed the deferral method of tax allocation accounting under which the provision for corporate income taxes was based on the reported earnings taking into consideration the tax affects of timing differences between financial statement income and taxable income.

2. Corporate acquisition:

On June 26, 2000 the Company acquired Arrival Energy Ltd. ("Arrival") for transaction costs of $260,487 and 10,511,625 shares of the Company. Shareholders of Arrival Energy Ltd. were issued 1.2846 shares of the Company for each Class A Arrival share held and 3.2114 shares of the Company for each Class B Arrival share held. The Company shares issued were valued at $0.43 each for this transaction. The acquisition is accounted for as follows:

Shares issued	$ 4,532,821
Transaction costs	260,487
	$ 4,793,308
Current assets	$ 2,326,391
Petroleum and natural gas properties	9,209,826
Current liabilities	(3,473,361)
Long-term debt	(1,650,000)
Future income taxes	(1,440,809)
Future site restoration provision	(178,739)
	$ 4,793,308

CHAIN ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 4

Years ended December 31, 2000 and 1999

3. Petroleum and natural gas properties:

2000	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties	$ 31,374,172	$ 8,659,014	$ 22,715,158
Other equipment	275,760	132,663	143,097
	$ 31,649,932	$ 8,791,677	$ 22,858,255
1999			
Petroleum and natural gas properties	$ 21,027,007	$ 6,760,919	$ 14,266,088
Other equipment	175,502	87,907	87,595
	$ 21,202,509	$ 6,848,826	$ 14,353,683

Undeveloped property expenditures of $1,805,000 (1999 - $600,000) and $nil (1999 - $1,700,000) have been excluded from capitalized costs for depletion purposes for the respective domestic and UK cost centers. During 2000 Chain capitalized $135,730 (1999 – $nil) of general and administration costs relating to exploration activities. The current year provision for depletion and depreciation includes $154,805 (1999 - $94,860) for future site restoration and abandonment. The estimated future site restoration costs to be accrued over the life of the remaining proven reserves is $1,698,000 (1999 - $770,000).

4. Long-term debt:

The Company has a revolving credit facility of $7,000,000 with a major Canadian chartered bank of which $2,959,204 has been drawn as at December 31, 2000. Additionally the arrangement has an unused $3,000,000 non-revolving acquisition/development credit facility that is available, subject the Bank's prior engineering review of the property being acquired or developed. Resulting debt bears interest at bank prime plus one-quarter of a percent or at the bankers' acceptance rate plus a stamping fee for the revolving credit facility, and bank prime plus one percent for the non-revolving credit facility. A standby fee of 1/8 of 1% is payable monthly on the undrawn portion of the credit facilities. No principal payments are currently due or scheduled for the revolving credit facility. Security for this indebtedness is provided by a general security agreement providing coverage over certain property and a $25,000,000 demand debenture conveying a first floating charge over the Company's principal properties.

CHAIN ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 5

Years ended December 31, 2000 and 1999

5. Share capital:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of first and second preferred shares of which none are outstanding. Changes in issued common shares are as follows:

	Number of Shares	Amount
Common shares:		
Balance, December 31, 1998 and 1999	14,088,433	$ 13,874,987
Issued pursuant to the acquisition of Arrival Energy Ltd.	10,511,625	4,532,821
Balance at December 31, 2000	24,600,058	$ 18,407,808

Under the Company's stock option plan, the Company can reserve up to 2,515,130 shares for option grants. As of December 31, 2000, options to purchase 2,360,000 common shares (1999 – 650,000) were outstanding at prices between $0.38 and $2.25. These options expire at various dates through the year 2005 and have a weighted average remaining contractual life of 4.4 years.

A summary of the status of the Company's stock option plan as of December 31, 2000 and 1999, and changes during the years ending on those dates, is presented below:

	2000			1999		
	Options		Weighted average exercise price	Options		Weighted average exercise price
Outstanding, beginning of year	650,000	$	1.16	1,370,000	$	1.31
Granted	2,260,000		0.58	350,000		0.85
Expired or canceled	(550,000)		(0.89)	(1,070,000)		(1.25)
Outstanding, end of year	2,360,000	$	0.61	650,000	$	1.16
Options exercisable, end of year	665,000	$	0.70	257,500	$	1.48

CHAIN ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 6

Years ended December 31, 2000 and 1999

The following table summarizes information regarding stock options outstanding at December 31, 2000:

	Options outstanding	
Exercise Price Range	Number Outstanding	Weighted Average Exercise Price
$0.38 - $0.45	260,000	$ 0.42
0.60	2,000,000	0.60
1.10	80,000	1.10
2.55	20,000	2.55
$0.38 - $2.55	2,360,000	$ 0.61

6. Per share information:

Per share amounts are based upon the weighted average number of shares outstanding during the year, which was 19,516,567 common shares (1999 – 14,088,433).

7. Income taxes:

During the year, the Corporation changed its method of accounting for income taxes from the deferral method to the liability method as described in note 1, and has applied this change retroactively without restating prior periods. At January 1, 2000, the future income tax asset was increased by $1,500,000 and the deficit was reduced by $1,500,000.

The income tax provisions differ from taxes which would result had the Company applied the combined federal and provincial statutory rates of 44.6% to earnings. The reasons for these differences are as follows:

	2000	1999
Computed income tax expense (recovery)	$ 809,757	$ 95,441
Add (deduct) the effect of:		
Crown charges	853,402	197,833
Alberta royalty tax credit	(39,904)	(39,205)
Non-deductible depletion	–	19,022
Resource allowance	(669,212)	(142,292)
Tax benefit (charge) of amounts not recognized	–	56,225
Foreign subsidiary earnings (losses)	53,186	(194,395)
Share issue costs	(122,385)	–
Other	(117,931)	7,371

CHAIN ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 7

Years ended December 31, 2000 and 1999

	$ 766,913	$ –

The components of the net future income tax liability at December 31, 2000 is as follows:

Future income tax liabilities	$ 1,801,301
Future income tax assets:	
Future site restoration	(170,063)
Share issue costs	(311,178)
Non-capital loss carryforward	(295,362)
Provincial tax benefit	(310,035)
Net future income tax liability	$ (714,664)

At December 31, 2000, Chain has approximately $20 million of available tax pools (1999 - $12 million).

8. Segmented Information

The Company conducts its oil and gas activities in western Canada. Prior to the sale of its wholly owned subsidiary on November 15, 2000, the Company also has oil and gas properties in the United Kingdom.

	2000		1999	
	Canada	UK	Canada	UK
Petroleum and natural gas revenue	$ 9,146,866	$ 1,602,755	$ 3,941,815	$ 1,441,422
Net earnings (loss)	497,136	551,550	(221,870)	435,863
Cash flow from operations	4,518,516	1,022,290	1,281,802	839,405
Identifiable assets	25,990,235	–	9,883,371	6,516,385
Segment capital expenditures	7,741,677	–	371,175	1,283,976

9. Related party transactions:

In the year ended December 31, 2000, three senior officers received share purchase loans totaling $204,525. These loans are secured by Chain shares acquired, plus by promissory notes as to one-third each from the senior officers. The loans are payable on demand and if demand has not been made, on the due date of September 8, 2005. The loans do not bear interest unless the loan remains outstanding after the demand date or the due date, whichever first occurs.

CHAIN ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 8

Years ended December 31, 2000 and 1999

10. Financial instruments:

The Company is exposed to fluctuations in commodity prices and the interest rate on variable rate debt. The Company seldom uses financial instruments to manage exposure to these risks, and no hedges were in place at December 31, 2000.

A substantial portion of the accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risk. Purchasers of petroleum and natural gas are subject to an internal credit review to minimize the risk of non-payment.

The carrying amounts of the financial assets and liabilities approximate their carrying values as at December 31, 2000.

11. Commitments:

The Company's annual commitment under operating leases is as follows:

2001	$ 81,876
2002	87,360
2003	91,199

12. Loss on sale of UK properties:

Effective November 15, 2000 Chain sold its wholly-owned subsidiary, Alta Quest (UK) Ltd., which represented all of Chain's operations in the United Kingdom. A loss on the sale was recognized in the amount of $670,800.

Consolidated Financial Statement of

ALTAQUEST ENERGY CORPORATION

Years ended December 31, 1999 and 1998

AUDITOR'S REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of AltaQuest Energy Corporation as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed)

KPMG LLP
Chartered Accountants

Calgary, Canada
March 30, 2000

ALTAQUEST ENERGY CORPORATION

Consolidated Balance Sheets

December 31, 1999 and 1998

	1999	1998
Assets		
Current assets:		
Cash and deposits	$ 595,897	$ 346,049
Accounts receivable	1,450,176	696,881
	2,046,073	1,042,930
Petroleum and natural gas properties (note 2)	14,353,683	14,530,886
	$ 16,399,756	$ 15,573,816
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,638,300	$ 824,184
Long-term debt (note 3)	3,521,394	3,818,423
Future site restoration provision	203,926	109,066
Shareholders' equity:		
Share capital (note 4)	13,874,987	13,874,987
Deficit	(2,838,851)	(3,052,844)
	11,036,136	10,822,143
Commitment and contingency (note 9)		
Subsequent event (note 10)		
	$ 16,399,756	$ 15,573,816

See accompanying notes to consolidated financial statements.

On behalf of the Board:

________________________ Director

________________________ Director

ALTAQUEST ENERGY CORPORATION

Consolidated Statements of Operations and Deficit

Years ended December 31, 1999 and 1998

	1999	1998
Revenue:		
Petroleum and natural gas	$ 5,383,237	$ 4,419,581
Alberta royalty tax credit	87,904	144,097
Royalties	(556,003)	(965,694)
	4,915,138	3,597,984
Expenses:		
Operating	1,023,396	875,313
General and administrative	1,449,579	830,890
Interest	320,956	264,439
Depletion and depreciation	1,907,214	1,812,819
	4,701,145	3,783,461
Net earnings (loss)	213,993	(185,477)
Deficit, beginning of year	(3,052,844)	(2,867,367)
Deficit, end of year	$(2,838,851)	$(3,052,844)
Earnings (loss) per common share, basic and fully diluted (note 5)	$ 0.02	$ (0.02)

See accompanying notes to consolidated financial statements.

ALTAQUEST ENERGY CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31, 1999 and 1998

	1999	1998
Cash provided by (used in):		
Operations:		
Net income (loss)	$ 213,993	$ (185,477)
Item not involving cash:		
Depletion and depreciation	1,907,214	1,812,819
Cash flow from operations	2,121,207	1,627,342
Change in non-cash operating working capital	(539,305)	296,566
	1,581,902	1,923,908
Investing:		
Petroleum and natural gas properties	(1,655,151)	(5,629,399)
Proceeds on sale of capital assets	20,000	1,037,000
Change in non-cash working capital related to investing	600,126	(8,336,385)
	(1,035,025)	(12,928,784)
Financing:		
Issue of common shares and warrants, net	-	5,918,249
Increase (repayment) of long-term debt	(297,029)	3,812,343
	(297,029)	9,730,592
Increase (decrease) in cash and deposits	249,848	(1,274,284)
Cash and deposits, beginning of year	346,049	1,620,333
Cash and deposits, end of year	$ 595,897	$ 346,049

See accompanying notes to consolidated financial statements.

ALTAQUEST ENERGY CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 1999 and 1998

AltaQuest Energy Corporation's (the "Company") principal business activity is the acquisition, exploration, development and production of oil and gas properties in both Western Canada and the United Kingdom (U.K.) through its 100% owned subsidiary, AltaQuest Energy Corporation (U.K.) Limited.

1. Significant accounting polices:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiary which is wholly-owned. These statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect the policies as described below.

(b) Petroleum and natural gas properties:

(i) Capitalized costs:

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the acquisition, exploration, and development of oil and gas reserves are capitalized into separate country cost centers. Costs include lease acquisition, lease maintenance on non-productive lands, geological and geophysical costs, drilling expenditures and related plant and production equipment costs. Proceeds on disposal of properties are deducted from capitalized costs without recognition of gain or loss except for dispositions which would alter the depletion rate by 20% or more. General and administrative costs are not capitalized except to the extent of the Company's working interest in operated capital expenditures programs to which overhead fees have been charged pursuant to standard industry agreements.

(ii) Depletion and depreciation:

Capital costs are depleted on the unit-of-production method based on estimated gross proven reserves as determined by independent engineers. Gas volumes are converted to equivalent energy units of oil on the basis of six thousand cubic feet of gas to one barrel of oil. The cost of unevaluated properties is excluded from the depletable base. Depreciation is provided on plants and facilities on a 5% straight-line basis and on a 20% and 30% declining balance basis for other equipment.

(iii) Ceiling test:

In applying the full cost method of accounting, capitalized costs less accumulated depletion and depreciation are restricted from exceeding a net recoverable amount equal to the estimated undiscounted future net revenues, based on current prices and costs, derived from proven reserves, less the aggregate estimated future site restoration costs, development, general and administrative, financing and income tax costs plus the lower of cost and estimated fair value of unproven properties.

ALTAQUEST ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 2

Years ended December 31, 1999 and 1998

1. **Significant accounting polices (continued):**

(c) Future site restoration and abandonment costs:

Provisions for future site restoration costs are provided for on a unit-of-production basis using estimates based upon current regulations and industry standards. The annual charge is included in depletion expense and actual restoration costs are charged to the provision as incurred.

(d) Use of estimates:

The amounts recorded for depletion and depreciation and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on such factors as estimates of proved reserves, production rates, product prices and future costs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

(e) Foreign currency translation:

The Company's U.K. activities are denominated in British pound sterling and are considered dependent, financially and operationally, upon its parent. Monetary assets and liabilities are translated at rates of exchange in effect at year-end while non-monetary assets and liabilities and translated at historic rates of exchange. Revenue and expenses are translated at the average rate of exchange during the month in which they are recognized. Translation gains and losses are included in earnings, except for unrealized gains or losses on long term monetary items, which would be deferred and amortized over the expected term of settlement.

(f) Joint venture operations:

Substantially all of the Company's exploration and production activities are conducted jointly with other entities and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

(g) Stock-based compensation plan:

The Company has one stock-based compensation plan which is described in note 4. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid upon exercise of stock options is credited to share capital.

(h) Deferred income taxes:

The Company follows the deferral method of tax allocation under which any provision for income taxes is based upon earnings or losses reported in the accounts.

ALTAQUEST ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 3

Years ended December 31, 1999 and 1998

2. Petroleum and natural gas properties;

1999	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties	$ 17,308,942	$ 6,264,834	$ 11,044,108
Production equipment and facilities	3,718,065	496,085	3,221,980
Other equipment	175,502	87,907	87,595
	$ 21,202,509	$ 6,848,826	$ 14,353,683
1998			
Petroleum and natural gas properties	$ 16,000,017	$ 4,782,402	$ 11,217,615
Production equipment and facilities	3,412,009	193,414	3,218,595
Other equipment	155,334	60,658	94,676
	$ 19,567,360	$ 5,036,474	$ 14,530,886

Undeveloped property expenditures of $600,000 (1998 - $500,000) and $1,700,000 (1998 - $1,800,000) have been excluded from capitalized costs for depletion purposes for the respective domestic and U.K. cost centers. The current year provision for depletion and depreciation includes $94,860 (1998 - $79,464) for future site restoration and abandonment. The estimated future site restoration costs to be accrued over the life of the remaining proven reserves is $770,054 (1998 - $588,706).

3. Bank loans:

The Company has a revolving credit facility of $5,000,000 with a major Canadian chartered bank of which $3,521,394 has been drawn as at December 31, 1999. Additionally the arrangement has an unused $1,000,000 U.S. swap facility that is available for commodity and interest rate swaps, forward rate agreements and foreign exchange contracts. Resulting debt bears interest at bank prime plus one-quarter of a percent or at the bankers' acceptance rate plus a stamping fee. No principal payments are currently due or scheduled. Security for this indebtedness is provided by a general security agreement providing coverage over certain property and a $25,000,000 demand debenture conveying a first floating charge over the Company's principal properties. Cash interest paid during 1999 was $320,956 (1998 - $264,439).

4. Share capital:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of first and second preferred shares of which none are outstanding. Changes in issued common shares are as follows:

	Number of shares	Amount
Common shares:		
Balance, December 31, 1997	10,567,683	$ 7,956,738
Issued pursuant to stock options	55,000	62,500
Common shares exercised for cash (a)	840,750	1,261,125
Common share warrants issued for cash (b)	2,500,000	5,000,000
Issued for cash	125,000	125,000
Share issue expenses	–	(530,376)
Balance at December 31, 1998 and 1999	14,088,433	$ 13,874,987

(a) As part of its initial public offering of May 8, 1997 the Company had issued 1,000,000 common share purchase warrants that entitled the holder to acquire one common share, at an exercise price of $1.50 per share, at any time prior to May 8, 1998. All of the remaining warrants were exercised prior to their expiry in 1998.

(b) On April 22, 1998, the Company entered into a special warrant indenture which resulted in the issuance of 2,500,000 special common share purchase warrants at $2.00 per warrant for gross proceeds of $5,000,000. The warrants were converted on a one for one basis to common shares on August 20, 1998 upon the issuance of a receipt for a final prospectus qualifying the issuance of such common shares.

(c) Under the Company's stock option plan, the Company can reserve up to 1,408,843 of the outstanding shares. As of December 31, 1999, options to purchase 650,000 common shares (1998 - 1,370,000) were outstanding at prices between $0.85 and $2.55. These options expire at various dates through the year 2003 and have a weighted average remaining contractual life of 1.2 years.

ALTAQUEST ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 5

Years ended December 31, 1999 and 1998

4. Share capital (continued):

A summary of the status of the Company's stock option plan as of December 31, 1999 and 1998, and changes during the years ending on those dates, is presented below:

	1999			1998		
	Options		Weighted average exercise price	Options		Weighted average exercise price
Outstanding, beginning of year	1,370,000	$	1.31	1,030,000	$	1.03
Granted	350,000		0.85	420,000		1.74
Exercised	–		–	(55,000)		(1.14)
Expired / cancelled	(1,070,000)		(1.25)	(25,000)		(1.00)
Outstanding, end of year	650,000	$	1.16	1,370,000	$	1.31
Options exercisable, end of year	257,500	$	1.48	871,250	$	1.22

The following table summaries information regarding stock options outstanding at December 31, 1999:

	Options outstanding		
Range Exercise Price	Number Outstanding		Exercise Price
$0.85	350,000	$	0.85
$1.10 - $1.25	130,000		1.16
$1.60 - $2.35	150,000		1.70
$2.55	20,000		2.55
$0.85 - $2.55	650,000	$	1.16

5. Per share information:

Per share amounts are based upon the weighted average number of shares outstanding during the year, which was 14,088,433 common shares (1998 - 12,177,070). Basic cash flow from operations per common share in 1999 was $0.15 (1998 - $0.13) and fully diluted cash flow per common share, as affected by outstanding stock options, would be $0.15 (1998 - $0.11).

ALTAQUEST ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 6

Years ended December 31, 1999 and 1998

6. Income taxes:

The income tax provisions differ from taxes which would result had the Company applied the combined federal and provincial statutory rates of 44.6% to earnings. The reasons for these differences are as follows:

	1999	1998
Computed income tax expense (recovery)	$ 95,441	$ (82,722)
Add (deduct) the effect of:		
Crown charges	197,833	421,236
Alberta royalty tax credit	(39,205)	(64,267)
Non-deductible depletion	19,022	23,721
Resource allowance	(142,292)	(269,355)
Tax benefit (charge) of amounts not recognized	56,225	(59,284)
Foreign subsidiary earnings (losses)	(194,395)	23,593
Other	7,371	7,078
	$ –	$ –

Oil and gas properties with a net book value of $214,472 (1998 - $257,123) have no cost basis for income tax purposes.

7. Segmented information:

The Company conducts its oil and gas activities in both western Canada and the United Kingdom.

	1999		1998	
	Canada	U.K.	Canada	U.K.
Petroleum and natural gas revenue	$ 3,941,815	$ 1,441,422	$ 4,258,276	$ 161,305
Net earnings (loss)	(221,870)	435,863	(132,575)	(52,902)
Cash flow from operations	1,281,802	839,405	1,574,976	52,366
Identifiable assets	9,883,371	6,516,385	10,577,734	4,996,082
Segment capital expenditures	351,175	1,283,976	1,063,055	4,566,344

ALTAQUEST ENERGY CORPORATION

Notes to Consolidated Financial Statements, Page 7

Years ended December 31, 1999 and 1998

8. Financial instruments:

The Company is exposed to fluctuations in commodity prices, the interest rate on variable rate debt and foreign currency on its United Kingdom operating activities. The Company does not utilize any financial instruments to manage exposure to these risks.

A substantial portion of the accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risk. Purchasers of petroleum and natural gas are subject to an internal credit review to minimize the risk of non-payment.

The carrying amounts of the financial assets and liabilities approximate their carrying values as at December 31, 1999.

9. Commitment and contingency:

(a) The Company's annual commitment under operating leases is as follows:

2000	$ 101,328
2001	92,832
2002	90,000
2003	15,000

(b) At December 31, 1999, the Company was co-defendant in a claim for $500,000 in respect of a break fee related to a business transaction which was not completed. A statement of defense has been filed and management believes that the claim is without merit.

10. Subsequent event:

In January of 2000, the Company retained Kobayashi & Associates to market all of the Company's assets with a view to maximization of shareholder value. The deadline for offers was April 6, 2000 and the Company is presently reviewing several proposals. This sales process is expected to culminate in a material transaction in the near future.

Financial Statements of

ARRIVAL ENERGY LTD.

Years ended December 31, 1999 and 1998

AUDITORS' REPORT

To the Directors of
Arrival Energy Ltd.

We have audited the balance sheets of Arrival Energy Ltd. as at December 31, 1999 and 1998 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
April 18, 2000 (except as to note 9
which is as at May 5, 2000)

ARRIVAL ENERGY LTD.

Balance Sheets

December 31, 1999 and 1998

	1999	1998
Assets		
Current assets:		
Cash and cash equivalents	$ –	$ 937,459
Accounts receivable	2,216,104	848,661
Prepaid expenses	176,656	38,044
	2,392,760	1,824,164
Property, plant and equipment (note 3)	14,340,250	6,428,256
	$ 16,733,010	$ 8,252,420
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 195,979	$ –
Accounts payable and accrued liabilities	6,520,229	2,963,860
	6,716,208	2,963,860
Long-term debt (note 4)	1,950,000	–
Site restoration provision	154,539	28,400
Deferred income taxes	901,502	87,292
Shareholders' equity:		
Share capital (note 5)	6,234,101	5,165,277
Retained earnings	776,660	7,591
	7,010,761	5,172,868
Commitment (note 8)		
Subsequent events (notes 4 and 9)		
	$ 16,733,010	$ 8,252,420

See accompanying notes to financial statements.

Approved on behalf of the Board:

(Signed) Donald G. Chomyn Director

(Signed) Andrew W. Kramchynski Director

ARRIVAL ENERGY LTD.

Statements of Operations and Retained Earnings

Years ended December 31, 1999 and 1998

	1999	1998
Revenue:		
Production income, net	$ 6,679,024	$ 1,735,071
Interest and other income	7,541	66,715
	6,686,565	1,801,786
Expenses:		
Production	1,779,431	696,015
General and administrative	264,744	320,120
Interest on long-term debt	60,557	–
Depletion, depreciation and site restoration	2,761,774	620,778
	4,866,506	1,636,913
Income before taxes	1,820,059	164,873
Current income taxes	106,780	–
Deferred income taxes (note 6)	944,210	176,164
Net income (loss)	769,069	(11,291)
Retained earnings, beginning of year	7,591	18,882
Retained earnings, end of year	$ 776,660	$ 7,591
Basic earnings per share	$ 0.08	$ 0.00

See accompanying notes to financial statements.

ARRIVAL ENERGY LTD.

Statements of Cash Flows

Years ended December 31, 1999 and 1998

	1999	1998
Cash provided by (used in):		
Operations:		
Net income (loss)	$ 769,069	$ (11,291)
Items not involving cash:		
Depletion, depreciation and site restoration	2,761,774	620,778
Deferred income taxes	944,210	176,164
Funds provided from operations	4,475,053	785,651
Net change in non-cash working capital	(888,616)	101,925
	3,586,437	887,576
Financing:		
Issue of Class A shares	1,471,166	86,167
Share issue costs	(6,046)	(1,587)
Long-term debt	1,950,000	–
	3,415,120	84,580
Investing:		
Property, plant and equipment	(11,073,925)	(5,577,128)
Change in non-cash working capital	2,938,930	1,506,828
	(8,134,995)	(4,070,300)
Change in cash and cash equivalents	(1,133,438)	(3,098,144)
Cash and cash equivalents, beginning of year	937,459	4,035,603
Cash and cash equivalents (bank indebtedness), end of year	$ (195,979)	$ 937,459

See accompanying notes to financial statements.

ARRIVAL ENERGY LTD.

Notes to Financial Statements

Years ended December 31, 1999 and 1998

---

1. Incorporation:

Arrival Energy Ltd. (the "Corporation") was incorporated under the laws of the Province of Alberta by Articles of Incorporation dated November 12, 1996 as 716175 Alberta Ltd. On January 17, 1997, Articles of Amendment were filed to change the Corporation's name to Arrival Energy Ltd. The Corporation is engaged in the exploration and development of petroleum and natural gas properties.

2. Significant accounting policies:

(a) Property, plant and equipment:

The Corporation follows the full cost method of accounting under which all costs associated with the exploration for and development of oil and gas reserves are capitalized. Capitalized costs include lease acquisition costs, the costs of geological and geophysical activities, the costs of drilling both productive and non-productive wells, carrying charges of non-producing properties and overhead costs directly related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20 per cent, in which case a gain or loss on disposal is recorded.

Depletion of oil and gas properties is calculated using the unit-of-production method which is based upon gross proven reserve volumes as determined by the Corporation. Production facilities are depreciated on a straight-line basis over 15 years useful life. Gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of gas to one barrel of oil.

The costs of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. These properties are assessed to determine whether an impairment in value has occurred. When proven reserves are assigned to the property or the property is considered to have an impairment in value, the cost of the property or amount of the impairment in value is added to the capitalized costs for the calculation of depletion.

The cost less accumulated depletion and depreciation, deferred income taxes and the accumulated provision for future site restoration costs ("net capitalized cost") is limited to the sum of the following ("cost ceiling"):

(i) The estimated undiscounted future net revenue (based on prices and costs at the balance sheet date) derived from proved reserves net of financing costs, production related general and administrative costs, future site restoration costs and income taxes; and

(ii) The lower of cost or fair market value of unproved properties.

ARRIVAL ENERGY LTD.

Notes to Financial Statements, Page 2

Years ended December 31, 1999 and 1998

2. Significant accounting policies (continued):

(a) Property, plant and equipment (continued):

Future net revenue is calculated using the current Income Tax and the Alberta Royalty Tax Credit legislation throughout the life of the reserves.

A significant portion of the Corporation's exploration, development and production activities are conducted jointly with others, and accordingly, the accounts reflect only the Corporation's proportionate interest in such activities.

(b) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Property, plant and equipment, and the stated value of share capital are reduced by amounts equal to the estimated income tax benefits renounced by the Corporation to the investors. This reduction is recorded when the exploration and development expenditures are renounced to investors.

(c) Site restoration:

Future site restoration costs are expensed on a unit-of-production basis. These costs are based on year-end engineering estimates of the anticipated costs of site restoration. Actual expenditures incurred are applied against the future site restoration provision.

(d) Income taxes:

The Corporation follows the deferral method of accounting for income taxes.

(e) Measurement uncertainty:

The amounts recorded for depletion, depreciation and amortization of property, plant and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

(f) Per share amounts:

Per share amounts are calculated using the weighted average number of Class A and B shares outstanding during the year. At December 31, 1999, the Class A shares traded at $1.76 per share and, accordingly, the 762,600 Class B shares would convert to 4,332,955 Class A shares.

(g) Stock options:

The Corporation has a stock option plan as described in note 5. When stock options are issued the value of the options is not determined or recorded. Any consideration received on

ARRIVAL ENERGY LTD.

Notes to Financial Statements, Page 3

Years ended December 31, 1999 and 1998

3. Property, plant and equipment:

1999	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties	$ 17,437,988	$ 3,196,563	$ 14,241,425
Office furniture and equipment	153,915	55,090	98,825
	$ 17,591,903	$ 3,251,653	$ 14,340,250

1998			
Petroleum and natural gas properties	$ 6,984,374	$ 596,056	$ 6,388,318
Office furniture and equipment	59,900	19,962	39,938
	$ 7,044,274	$ 616,018	$ 6,428,256

Costs related to acquiring and evaluating unproved properties totaling $1,247,483 (1998 - $1,744,351) were excluded from the depletion calculation.

As at December 31, 1999, the estimated future abandonment costs to be accrued over the remaining proved reserves totaled approximately $435,000 (1998 - $227,000).

4. Long-term debt:

The Corporation has a revolving operating demand loan that bears interest at the lender's prime rate plus ¼% per annum and is secured by a floating charge debenture, general assignment of book debts and the Corporation's petroleum and natural gas properties and equipment. As at December 31, 1998, the maximum amount available was $2,000,000. During 1999, this was increased to $10,000,000. In conjunction with lender's periodic review of the reserve base and the property dispositions on May 5, 2000, the maximum amount available was reduced to $2,750,000. The borrowing base is subject to further review by June 30, 2000 (see also note 9).

ARRIVAL ENERGY LTD.

Notes to Financial Statements, Page 4

Years ended December 31, 1999 and 1998

5. Share capital:

(a) Authorized:

On January 17, 1997, the Corporation filed Articles of Amendment to amend the capital structure and create Class A and Class B shares. Common shares outstanding were canceled and the holders of these shares received one Class A share for each common share held. For purposes of these financial statements, all descriptions of shares issued during 1996 reflect the amended capital structure.

The Corporation has an unlimited number of Class A shares and Class B shares authorized. The Class A shares and Class B shares are voting on the basis of one vote per share. There are no fixed dividends payable on either the Class A or Class B shares. The Class B shares are convertible, at the option of the Corporation, at any time after March 31, 2001 and before March 31, 2003 into Class A shares upon five days prior notice to holders of Class B shares. The number of Class A shares obtained upon conversion of each Class B share will be equal to $10 divided by the greater of $1 and the current market price of the Class A shares. If the Corporation fails to exercise the conversion option by March 31, 2003, then the Class B shares shall be convertible at the option of the shareholder, at any time after April 1, 2003 and before May 1, 2003 into Class A shares. Any Class B shares not converted by May 1, 2003 will be automatically converted into Class A shares at the conversion rate.

The Corporation has also authorized an unlimited number of preferred shares.

(b) Issued and outstanding:

	Number of Shares	Amount
Class A shares:		
Balance, December 31, 1997	4,370,000	$ 874,000
Exercise broker warrants	82,000	82,000
Exercise directors' options	8,333	4,167
Balance, December 31, 1998	4,460,333	960,167
Private placement proceeds	1,150,000	1,322,500
Share issue costs	–	(6,046)
Exercise broker warrants	82,000	82,000
Exercise options	133,332	66,666
Balance, December 31, 1999	5,825,665	$ 2,425,287

ARRIVAL ENERGY LTD.

Notes to Financial Statements, Page 5

Years ended December 31, 1999 and 1998

5. Share capital (continued):

(b) Issued and outstanding (continued):

	Number of Shares	Amount
Class B shares:		
Balance, December 31, 1997	762,600	$ 5,794,032
Share issue costs	–	(1,587)
Share issue costs - deferred taxes	–	88,872
Flow-through renouncements	–	(1,676,207)
Balance, December 31, 1998	762,600	4,205,110
Share issue costs - deferred taxes	–	130,000
Flow-through renouncements	–	(526,296)
Balance, December 31, 1999	762,600	$ 3,808,814

During 1997, the Corporation issued Class B flow-through shares for proceeds of $7.6 million. As at December 31, 1999, the Corporation had incurred qualifying expenditures of $7,626,000 (1998 - $6,465,000) which had been renounced to the shareholders.

(c) Stock options:

Stock options, entitling the holder to purchase common shares from the Corporation have been granted to directors, officers, and certain employees of the Corporation. The options vest one-third on each of the first, second and third anniversaries of the date of grant and expire five years from the date of the grant.

A summary of the status of the Corporation's stock option plan as of December 31, 1999 and 1998, and changes during the years then ended, is presented below:

	Number of options		1999 Weighted average exercise price	Number of options		1998 Weighted average exercise price
Stock options outstanding, beginning of year	381,667	$	0.50	390,000	$	0.50
Granted	325,000		1.32	–		–
Exercised	(133,332)		0.50	(8,333)		0.50
Expired	(33,334)		0.50	–		–
Stock options outstanding, end of year	540,001	$	0.99	381,667	$	0.50
Exercisable at year end	118,334	$	0.50	121,665	$	0.50

ARRIVAL ENERGY LTD.

Notes to Financial Statements, Page 6

Years ended December 31, 1999 and 1998

5. Share capital (continued):

(c) Stock options (continued):

The following table summarizes information regarding stock options outstanding at December 31, 1999:

Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Number Exercisable	Weighted-Average Exercise Price
$0.50	215,001	2.3	118,334	$ 0.50
$1.15	100,000	4.4	–	–
$1.40	225,000	4.6	–	–
	540,001	3.7	118,334	$ 0.50

6. Income taxes:

The provision for income tax differs from the result which would be obtained by applying the combined Canadian Federal and Provincial income tax rate to income before taxes. This difference results from the following:

	1999	1998
Effective tax rate	44.7%	44.7%
Computed expected income tax	$ 813,566	$ 73,698
Effect on income tax of:		
Resource allowance	(609,813)	(108,534)
Non-deductible crown royalties, net of Alberta Royalty Tax Credit	307,723	62,785
Non-deductible depletion	537,355	146,404
Other	1,679	1,811
Large Corporations tax	480	–
Income tax expense	$ 1,050,990	$ 176,164
The income tax provision consists of:		
Current	$ 106,780	$ –
Deferred	944,210	176,164
	$ 1,050,990	$ 176,164

ARRIVAL ENERGY LTD.

Notes to Financial Statements, Page 7

Years ended December 31, 1999 and 1998

7. Financial instruments:

The fair values of financial instruments included in the balance sheet approximate their carrying amount due to their short-term maturity.

8. Commitment:

At December 31, 1999, the Corporation is committed to payments under an office lease agreement as follows:

2000	$ 90,800
2001	95,800
2002	102,200
2003	106,700

9. Subsequent events:

On May 1, 2000, the Corporation and AltaQuest Energy Corporation ("AltaQuest") jointly announced that they have entered into an amalgamation agreement. Pursuant to the terms of the agreement, shareholders of the Corporation would receive 1.4 AltaQuest common shares for each Class A share and 2.24 AltaQuest common shares for each Class B share. The transaction is subject to shareholder, regulatory and other approvals.

On May 5, 2000, the Corporation sold certain oil and gas properties for cash consideration of $4,500,000.

10. Comparative figures

The presentation of certain accounts of the prior year have been changed to conform with the presentation adopted for the current year.

SCHEDULE D

HISTORICAL FINANCIAL STATEMENTS OF ARGONAUTS GROUP LTD.

ARGONAUTS GROUP LTD.

FINANCIAL STATEMENTS

(UNAUDITED)
October 31, 2001 and 2000

(AUDITED)
July 31, 2001 and 2000.
January 31, 2000,
May 31, 1999 and 1998

Auditors' Report

To the Shareholders of
Argonauts Group Ltd.:

I have audited the balance sheets of **Argonauts Group Ltd.** as at July 31, 2001 and 2000 and the statements of earnings and retained earnings and cash flows for the years ended July 31, 2001, May 1999 and 1998, the six month period ended July 31, 2000 and the eight month period ended January 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for the years ended July 31, 2001, May 1999 and 1998, the six month period ended July 31, 2000 and the eight month period ended January 31, 2000, in accordance with Canadian generally accepted accounting principles.

"Signed"

STAN PELOSKI
Chartered Accountant

Calgary, Alberta
October 29, 2001

ARGONAUTS GROUP LTD.
Balance Sheets

	Notes	October 31, 2001 $	July 31, 2001 $	July 31 2000 $
ASSETS	1			
Current				
Accounts receivable	5, 11	1,931,745	2,797,040	4,969,376
Marketable securities		-	-	3,768,121
Prepaid expenses and deposits		82,452	172,440	24,377
Inventory		27,635	25,013	-
		2,041,832	2,994,493	8,761,874
Property and Equipment	3, 4, 6, 11	24,537,527	24,245,443	13,665,524
		26,579,359	27,239,936	22,427,398
LIABILITIES	1			
Current				
Operating overdraft		274,534	1,023,488	30,647
Accounts payable and accrued liabilities		4,202,289	5,835,849	10,307,377
Income taxes payable	10	685,000	685,000	1,216,700
		5,161,823	7,544,337	11,554,724
Long-term Debt	8	4,100,000	3,100,000	4,200,000
Future Income Taxes	3, 10	4,103,000	3,843,000	1,028,000
Future Site Restoration and Abandonment		116,500	109,000	80,000
		13,481,323	14,596,337	16,862,724
SHAREHOLDERS' EQUITY	1			
Share capital	9	2,673,936	2,714,826	2,951,503
Special warrants	9	22,130	22,130	22,130
		2,696,066	2,736,956	2,973,633
Retained earnings	3	10,401,970	9,906,643	2,591,041
		13,098,036	12,643,599	5,564,674
		26,579,359	27,239,936	22,427,398

On behalf of the Board:

"Signed" *"Signed"*

Christopher McArthur, Director David Hall, Director

ARGONAUTS GROUP LTD.
Statements of Earnings and Retained Earnings

	Notes	Three Month Period Ended October 31, 2001 (Unaudited)	Three Month Period Ended October 31, 2000 (Unaudited)	Year Ended July 31, 2001	Six Month Period Ended July 31, 2000	Eight Month Period Ended January 31, 2000	Years Ended May 31, 1999	Years Ended May 31, 1998
		$	$	$	$	$	$	$
REVENUE								
Gross revenues		4,099,114	6,740,036	26,884,872	9,492,254	2,851,611	1,424,275	-
Less royalties		810,114	1,204,773	(5,607,119)	(1,982,884)	(460,710)	172,301	-
		3,289,000	5,535,263	21,277,753	7,509,370	2,390,901	1,251,974	-
Interest		-	-	-	-	4,620	7,922	384
		3,289,000	5,535,263	21,277,753	7,509,370	2,395,521	1,259,896	384
EXPENSES								
Operating and production		967,476	907,843	4,631,291	1,364,655	669,104	480,138	-
General and administrative	11	407,446	360,022	3,025,597	946,287	220,658	210,662	178,383
Depletion, depreciation and amortization		1,097,340	730,567	4,603,592	1,184,553	516,641	240,470	548
Interest on long term debt		61,411	112,681	354,696	177,444	57,619	195,447	-
		2,533,673	2,111,113	12,615,176	3,672,939	1,464,022	1,126,717	178,931
Earnings (loss) before the following		-	-	8,662,577	3,836,431	931,499	133,179	(178,547)
Gain on Sale of Marketable Securities	5	-	-	2,153,025	-	-	-	-
Gain on Sale of Property and Equipment		-	-	-	-	452,847	-	-
Loss on Sale and Abandonment of Mineral Properties		-	-	-	-	-	-	(35,670)
Failed Acquisition Costs	7	-	-	-	-	-	-	(450,379)
Earnings before income taxes		755,327	3,424,150	10,815,602	3,836,431	1,384,346	133,179	(664,596)
Income Taxes	1, 3, 10							
Current		-	1,000,000	685,000	1,216,700	-	-	-
Future		260,000	300,000	2,815,000	131,300	-	-	-
		260,000	1,300,000	3,500,000	1,348,000	-	-	-
Net Earnings (Loss)		495,327	2,124,150	7,315,602	2,488,431	1,384,346	133,179	(664,596)
Retained Earnings (Deficit), beginning of period		9,906,643	2,591,041	2,591,041	663,510	(720,836)	(854,015)	(189,419)
Adjustment for change in accounting policy	3	-	-	-	(560,900)	-	-	-
Retained Earnings (Deficit), end of period		10,401,970	4,715,191	9,906,643	2,591,041	663,510	(720,836)	(854,015)
Earnings per Common Share	3, 9							
Basic		0.03	0.13	0.44	0.15	0.09	0.01	(0.09
Diluted		0.03	0.12	0.41	0.14	0.09	0.01	(0.09

ARGONAUTS GROUP LTD.
Statements of Cash Flows

	Notes	Three Month Period Ended October 31, 2001 (Unaudited)	Three Month Period Ended October 31, 2000 (Unaudited)	Year Ended July 31, 2001	Six Month Period Ended July 31, 2000	Eight Month Period Ended January 31, 2000	Years Ended May 31, 1999	Years Ended May 31, 1998
		$	$	$	$	$	$	$
OPERATING ACTIVITIES								
Net earnings (loss)		495,327	2,124,150	7,315,602	2,488,431	1,384,346	133,179	(664,596)
Non-cash items								
Depletion, depreciation and amortization		1,097,340	730,567	4,603,592	1,184,553	516,641	240,470	548
Future income taxes		260,000	300,000	2,815,000	131,300	-	-	-
Gain on sale of marketable securities				(2,153,025)	-	(452,847)	-	-
Loss on sale and abandonment of mineral properties		-	-	-	-	-	-	35,670
Failed acquisition costs		-	-	-	-	-	-	450,379
Cash flow (deficiency) from operations		1,852,667	3,154,717	12,581,169	3,804,284	1,448,140	373,649	(177,999)
Change in non-cash working capital	12	(167,005)	(1,694,649)	(2,248,853)	2,259,604	313,545	382,793	35,234
Cash provided by (used in) operating activities		1,685,662	1,460,068	10,332,316	6,063,888	1,761,685	756,442	(142,765)
FINANCING ACTIVITIES								
Issuance of share capital and special warrants		-	-	7,500	-	1,690,000	665,900	47,500
Repurchase of share capital		(40,890)	-	(244,177)	-	-	-	-
Long-term debt		1,000,000	1,000,000	(1,100,000)	3,900,000	(900,000)	1,200,000	-
Cost of issuance		-	-	-	-	-	-	(780)
Income tax benefits benefits renounced		-	-	-	-	-	-	(2,250)
Subordinated debt		-	-	-	-	(1,000,000)	1,000,000	-
Cash provided by (used in) financing Activities		959,110	1,000,000	(1,336,677)	3,900,000	(210,000)	2,865,900	44,470
INVESTING ACTIVITIES								
Marketing securities		-	-	5,921,146	(3,768,121)	-	-	-
Acquisition of property and equipment	6	(1,381,924)	(3,072,153)	(15,154,511)	(9,668,210)	(15,179,275)	(522,528)	(43,451)
Acquisition of Forestburg assets	4	-	-	-	-	-	(3,015,668)	-
Failed acquisition costs		-	-	-	-	-	-	(201,957)
Income tax benefits renounced		-	-	-	-	-	-	2,250
Proceeds of disposal of capital assets		-	-	-	-	-	-	50,000
Proceeds of disposal of producing properties		-	-	-	-	13,447,340	-	-
Changes in non-cash working capital	12	(513,894)	62,400	(755,115)	3,421,898	(301,340)	417,094	14,687
Cash provided by (used in) investing activities		(1,895,818)	(3,009,753)	(9,988,480)	(10,014,433)	(2,033,275)	(3,121,102)	(178,471)
Increase (decrease) in cash		748,954	(549,685)	(992,841)	(50,545)	(481,590)	501,240	(276,766)
(Operating draft) cash, beginning of period		(1,023,488)	(30,647)	(30,647)	19,898	501,488	248	277,014
(Operating draft) cash, end of period		(274,534)	(580,332)	(1,023,488)	(30,647)	19,898	501,488	248
Cash Flow from operations per common share	3, 12							
Basic		0.11	0.19	0.7	0.23	0.10	0.04	(0.02)
Diluted		0.10	0.17	0.7	0.21	0.09	0.04	(0.02)
Supplemental Cash Flow Information								
Interest paid		61,858	113,106	537,305	219,055	57,629	-	-
Income taxes paid		-	-	1,216,700	-	-	-	-

ARGONAUTS GROUP LTD.
Notes to the Financial Statements
Year Ended July 31, 2001, Six Month Period Ended July 31, 2000, Eight Month Period Ended January 31, 2000 and the Years Ended May 31, 1999 and 1998
(Information as at October 31, 2001 and for the Three Month Periods Ended October 31, 2001 and 2000 is Unaudited)

1. **Description of Business**

Argonauts Group Ltd. (the "Company" or "Argonauts") was incorporated under the Business Corporations Act (Alberta) on March 29, 1995. The Company's principal activity is the acquisition of petroleum and natural gas rights and the exploration for, development and production of crude petroleum and natural gas in Canada. Commercial production commenced on October 6, 1998.

Effective January 31, 2000, the Company and its wholly owned subsidiary, 775916 Alberta Ltd. were amalgamated. The amalgamated company has chosen July 31 as its fiscal year end. Financial information for the period ended January 31, 2000 is presented on a consolidated basis.

2. **Significant Accounting Policies**

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and within the framework of the accounting policies summarized below.

(a) *Basis of Presentation*

The Company's activities prior to the acquisition of the Forestburg Assets (Note 4), on October 6, 1998, were charged to operations. The acquisition of the Forestburg Assets included income from operations from April 1, 1998 to the closing date. The Company has accounted for such income as a reduction of the purchase price. The Company has recorded operations from October 1, 1998 as income of the Company.

(b) *Joint Interest Operations*

A significant portion of the Company's exploration and development activities is conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

(c) *Property and Equipment*

The Company follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs associated with the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre and charged against income as set out below. Such costs include lease acquisition, geological and geophysical expenditures, drilling, production and gathering equipment, carrying charges on non-producing properties and that portion of general and administrative expenses directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of petroleum and natural gas properties except in circumstances, which result in a change in the rate of depletion of 20 percent or more.

Depletion of petroleum and natural gas properties is provided on accumulated costs using the unit of production method based on estimated proven petroleum and natural gas reserves, before royalties, as determined by independent engineers. For the purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of petroleum or liquids being equal to 6 mcf of natural gas. Amortization of other equipment is provided over their useful lives using the declining balance and straight-line methods at rates varying from 20% to 30%.

Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

The net carrying value of the Company's petroleum and natural gas properties is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proven reserves and the costs of unproven properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs and income taxes. Future net revenues are estimated using prices and costs and income tax legislation in effect at the year-end.

(d) *Future Site Restoration and Abandonment Costs*
Future site restoration and abandonment costs are estimated and recorded over the expected life of the Company's petroleum and natural gas reserves, using the unit-of production method. Costs are based on engineering estimates considering current regulations, costs and industry standards. Actual expenditures incurred are applied against the accumulated provision. The provision is classified as a long-term liability and the annual charge is included in depletion and amortization.

(e) *Flow Through Shares*
A portion of the Company's exploration and development activities is financed through proceeds received from the issuance of flow through shares. Under the terms of the flow through share agreements, the tax attributes of the related expenditures are renounced to the share subscribers. To recognize the forgone tax benefits to the Company, in the year the expenditures are incurred, share capital is reduced by the estimated benefit of the tax deductions renounced by the Company and future income taxes are increased by the same amount.

(f) *Stock Based Compensation*
Consideration received from the exercise of options under the Stock Option Plan is recorded as share capital.

(g) *Income Taxes*
The Company records income taxes using the liability method of accounting. Under this method, future income taxes are recorded based on temporary differences between the accounting value and the income tax value of an asset or liability and on the benefit of losses and other deductions available to be carried forward to future years, for income tax purposes, to the extent they are likely to be realized.

(h) *Revenue Recognition*
Revenues associated with sales of natural gas, natural gas liquids and crude oil are recognized when title passes from the Company to its customer.

(i) *Per Share Amounts*
Basic earnings per common share and cash flow from operations per common share are computed by dividing the net earnings available to common shareholders and cash flow from operations by the weighted average number of common shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if securities or other

contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the money stock options are used to repurchase common shares at the prevailing market rate (Note 3).

(j) *Use of Estimates*
Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

3. Change in Accounting Policy

(a) The Canadian Institute of Chartered Accountants has adopted a new standard for the computation and disclosure of earnings per share, which the Company has retroactively adopted with the prior period being restated. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

The adoption of the new accounting standard for calculating earnings per share changes the fully diluted earnings per share number to diluted earnings per share. Had the Company not adopted the new recommendation, the fully diluted earnings per share for the period ended July 31, 2001 would have been $0.40, and the fully diluted cash flow from operations per share would have been $0.69. For the prior period, the restatement did not result in a change.

(b) Effective February 1, 2000, the Company adopted, retroactively without restating prior years, the liability method (Note 2) of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. The Company adopted the recommendations by recording an increase in property and equipment of $178,300, an increase in future income tax liability of $739,200 and a decrease in retained earnings of $560,900.

4. Acquisition of Forestburg Assets

Effective October 8, 1998, the Company acquired certain oil and gas properties in the Forestburg, Alberta area, from Poco Petroleums Ltd., for cash consideration of $3,015,668.

5. Marketable Securities

Marketable securities had an estimated fair market value of $4,318,000 at July 31, 2000.

6. Property and Equipment

	October 31, 2001 (Unaudited) $	July 31, 2001 $	July 31, 2000 $
Petroleum and natural gas properties and equipment, at cost	32,063,623	30,681,699	15,527,188
Accumulated depletion	(7,526,096)	(6,436,256)	(1,861,664)
	24,537,527	24,245,443	13,665,524

ARGONAUTS GROUP LTD.
Notes to the Financial Statements
Year Ended July 31, 2001, Six Month Period Ended July 31, 2000, Eight Month Period Ended January 31, 2000 and the Years Ended May 31, 1999 and 1998
(Information as at October 31, 2001 and for the Three Month Periods Ended October 31, 2001 and 2000 is Unaudited)

	October 31, 2001 (Unaudited) $	July 31, 2001 $	July 31, 2000 $
General and administrative expenses capitalized (Note 11)	-	202,500	-
Cost of undeveloped lands excluded from costs subject to depletion	3,356,236	3,356,236	64,000
Net book value of petroleum and natural gas properties not subject to deduction for income income tax purposes	539,996	563,980	684,980
Estimated future site restoration and abandonment costs to be recorded	318,000	318,000	322,000

7. **Deferred Expenditures**

In 1997, the Company deferred costs incurred for the evaluation and acquisition of oil prospecting lease 229 located in the Federal Republic of Nigeria. These costs were charged against income in the third quarter of fiscal 1997.

8. **Long Term Debt**

At July 31, 2001, the Company had an outstanding advance of $3,100,000 against an operating credit facility, of $8,500,000, with the National Bank of Canada. Advances bear interest at the bank's prime rate plus 0.5% and are supported by a $25,000,000 floating charge demand debenture covering all of the Company's assets, a general assignment of book debts, assignment of insurance and assignment of revenues and monies under material contracts.

At July 31, 2001, the effective interest rate on the outstanding advances was 6.5%.

While the credit facility is demand in nature, the bank has stated that it does not intend to call for repayment before July 31, 2002, provided there is no adverse change in the Company's financial position. Accordingly, the entire obligation is classified as long term.

9. **Share Capital**

Authorized
Unlimited common shares
Unlimited preferred shares

Issued

	Number of Shares	Amount $
Common shares		

ARGONAUTS GROUP LTD.
Notes to the Financial Statements
Year Ended July 31, 2001, Six Month Period Ended July 31, 2000, Eight Month Period Ended January 31, 2000 and the Years Ended May 31, 1999 and 1998
(Information as at October 31, 2001 and for the Three Month Periods Ended October 31, 2001 and 2000 is Unaudited)

	Number of Shares	Amount $
Balance May 31, 1998	7,199,999	770,813
Conversion of share purchase warrants	1,947,000	389,400
Conversion of special warrants	125,000	24,590
Issuance of subordinated debt	1,000,000	100,000
Issuance on extension of subordinated debt	250,000	42,500
Exercise of stock options	360,000	72,000
Issuance of flow-through common shares	310,000	62,000
Balance May 31, 1999	11,191,999	1,461,303
Issuance on acquisition of capital assets	2,500,000	1,125,000
Issuance in respect of financing fee	100,000	45,000
Exercise of stock options	900,000	135,000
Issuance of flow through common shares	1,925,000	385,000
Tax effect of expenditures renounced pursuant to the issuance of flow-through common shares	-	(42,300)
Balance January 31, 2000	16,616,999	3,109,003
Tax effect of expenditures renounced pursuant to the issuance of flow-through common shares	-	(157,500)
Balance July 31, 2000	16,616,999	2,951,503
Exercise of stock options	50,000	7,500
Issuer repurchase	(124,800)	(244,177)
Balance July 31, 2001	16,542,199	2,714,826
Repurchase of common shares	(26,500)	(18,760)
Balance October 31, 2001 (Unaudited)	16,515,699	2,696,066

	Number of Shares	Amount $
Special Warrants		
Balance May 31, 1998	237,500	46,720
Converted to common shares	(125,000)	(24,590)
Balance July 31, 2001 and 2000, January 31, 2000 and May 31, 1999	112,500	22,130
Balance October 31, 2001 (Unaudited)	112,500	22,130

The Special Warrants may be converted into common shares with no additional consideration.

ARGONAUTS GROUP LTD.
Notes to the Financial Statements
Year Ended July 31, 2001, Six Month Period Ended July 31, 2000, Eight Month Period Ended January 31, 2000 and the Years Ended May 31, 1999 and 1998
(Information as at October 31, 2001 and for the Three Month Periods Ended October 31, 2001 and 2000 is Unaudited)

Stock Options

The Company has a Stock Option Plan (the Plan) for its directors, officers, employees and consultants. Pursuant to the Plan the Corporation may grant, to eligible recipients, options to purchase common shares. Options are exercisable for up to five years at an exercise price, set by the Directors, which is not less than the market value of the Company's common voting shares on the date of the grant. A summary of the Plan is as follows:

	October 31, 2001 (Unaudited)		July 31, 2001		July 31, 2000	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Outstanding and exercisable, beginning of period	1,575,000	$0.294	1,500,000	$0.239	1,325,000	$0.198
Granted	75,000	$1.70	125,000	$1.83	175,000	$0.550
Exercised	-	-	(50,000)	$0.150	-	-
Outstanding and exercisable, end of period	1,650,000	$0.429	1,575,000	$0.368	1,500,000	$0.239

Outstanding options under the Plan as at October 31, 2001 are:

Expiry	Exercisable Price $	Outstanding And Exercisable	Weighted Average Remaining Life (Years)
July 12, 2004	$0.20	1,275,000	2.9
January 27, 2005	$0.55	175,000	3.5
January 29, 2005	$1.75	25,000	3.5
January 29, 2005	$1.82	25,000	3.5
July 9, 2001	$1.86	75,000	3.7
September 11, 2001	$1.70	75,000	3.8
	$0.20 to $1.86	1,575,000	3.0

At October 31, 2001, 1,500,000 common shares have been reserved in respect of the outstanding options.

Per Share Amounts

The calculations of net income per share and cash flow from operations per share are based on the weighted average number of common shares outstanding during the three month period ended October 31, 2001 of 16,535,139, three month period ended October 31, 2000 of 16,616,999, year ended July 31, 2001 of 16,587,250, six month period ended July 31, 2000 of 16,616,999, eight month period ended January 31, 2000 of 14,727,915, year ended May 31, 1999 of 9,797,281 and year ended May 31, 1998 of 7,199,999. The diluted weighted average number of common shares outstanding during the three month period ended

ARGONAUTS GROUP LTD.
Notes to the Financial Statements
Year Ended July 31, 2001, Six Month Period Ended July 31, 2000, Eight Month Period Ended January 31, 2000 and the Years Ended May 31, 1999 and 1998
(Information as at October 31, 2001 and for the Three Month Periods Ended October 31, 2001 and 2000 is Unaudited)

October 31, 2001 of 17,885,614, three month period ended October 31, 2000 of 18,009,407, year ended July 31, 2001 of 17,862,963, six month period ended July 31, 2000 of 17,803,324, eight month period ended January 31, 2000 of 16,165,315, year ended May 31, 1999 of 10,859,781 and year ended May 31, 1998 of 8,157,499.

Cash flow from operations per share is based on cash flow from operations before changes in non-cash working capital items.

10. Income Taxes

Provision

The provision for income taxes varies from the amounts, which would have been computed by applying the combined federal and provincial tax rate for the period ended July 31, 2001 - 43.37%, July 31, 2000 and January 31, 2000 - 44.62%, May 31, 1999 and 1998 - $45% to the Company's income before income taxes. This difference results from the following items:

	Year Ended July 31, 2001 $	Six Month Period Ended 2000 $	Eight Month Period Ended January 31, 2000 $	Years Ended May 31 1999 $	1998 $
Expected income taxes (recovery)	4,691,000	1,711,800	623,000	60,000	(291,000)
Effect on taxes resulting from:					
Non-deductible Crown payments	983,000	328,500	72,000	7,000	-
Resource allowance	(1,758,000)	(695,800)	(174,000)	(80,000)	-
Non-taxable portion of gain on sale of marketable securities	(471,000)	-	-	-	-
Non-deductible interest payments	72,000	-	-	-	-
Tax rate adjustment	(29,000)	-	-	-	-
Previously unrecognized losses			(367,000)	22,000	126,000
Other	12,000	3,500	(154,000)	(9,000)	165,000
Income tax provision	3,500,000	1,348,000	-	-	-
Current	685,000	1,216,700	-	-	-
Future	2,815,000	131,300	-	-	-
	3,500,000	1,348,000	-	-	-

Future Income Tax Liability

	Year Ended July 31, 2001 $	Six Month Period Ended 2000 $
Future Tax Liability		

ARGONAUTS GROUP LTD.
Notes to the Financial Statements
Year Ended July 31, 2001, Six Month Period Ended July 31, 2000, Eight Month Period Ended January 31, 2000 and the Years Ended May 31, 1999 and 1998
(Information as at October 31, 2001 and for the Three Month Periods Ended October 31, 2001 and 2000 is Unaudited)

Property and equipment in excess of tax values	3,890,000	1,063,800
Future Tax Assets		
Future site restoration and abandonment	47,000	35,700
Other	-	100
Losses for income tax purposes	-	-
	47,000	35,800
Net future income tax liability	3,843,000	1,028,000

10. Income Taxes (Continued)

At July 31, 2001, the Company has the following income tax pools, available to reduce future taxable incomes at the annual rates indicated:

	Rate	$
Capital costs pools	20% - 30%	6,077,000
Canadian oil and gas property expense	10%	7,764,000
Canadian development expense	30%	1,243,000
Eligible capital expenditures	7%	193,000
		15,277,000

11. Related Party Transactions

The following related party transactions have been recorded:

	Three Month Period Ended October 31, 2001 (Unaudited)	Three Month Period Ended October 31, 2000 (Unaudited)	Year Ended July 31, 2001	Six Month Period Ended July 31, 2000	Eight Month Period Ended January 31, 2000	Years Ended May 31 1999	Years Ended May 31 1998
	$	$	$	$	$	$	$
Consulting fees paid to directors and officers of the Company							
Included in property and equipment	-	-	200,000	-	-	218,000	-
Included in general and administrative expenses	150,000	180,000	1,991,000	377,505	221,246	212,000	142,000
	150,000	180,000	2,191,000	377,505	221,246	430,000	142,000
Legal fees paid to a firm in which a director and officer of the Company is a partner, included in property and equipment	-	-	25,712	-	27,625	28,724	-
Premises rental paid to a party related to a director and officer of the Company	-	-	-	-	-	-	2,860

The above transactions are in the normal course of operation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounts receivable at July 31, 2001 include $187,000 advanced to an officer and director. The advance did not bear interest and was repaid on October 5, 2001.

ARGONAUTS GROUP LTD.
Notes to the Financial Statements
Year Ended July 31, 2001, Six Month Period Ended July 31, 2000, Eight Month Period Ended January 31, 2000 and the Years Ended May 31, 1999 and 1998
(Information as at October 31, 2001 and for the Three Month Periods Ended October 31, 2001 and 2000 is Unaudited)

12. Changes in Non-Cash Working Capital

	Three Month Period Ended October 31, (Unaudited)		Year Ended July 31,	Six Month Period Ended July 31,	Eight Month Period Ended January 31,	Years Ended May 31	
	2001	2000	2001	2000	2000	1999	1998
	$	$	$	$	$	$	$
Accounts receivable	865,295	268,447	2,172,336	(2,076,381)	(2,096,012)	-	-
Inventory	(2,622)	-	(25,013)	19,048	(10,546)	-	-
Prepaid expenses and deposits	89,988	(171,411)	(148,063)	76,458	(94,003)	-	-
Accounts payable and accrued liabilities	(1,633,560)	(2,664,035)	(4,471,528)	6,445,677	2,212,766	-	-
Income taxes payable	-	1,000,000	(531,700)	1,216,700	-	-	-
Short term investments	-	(65,250)					
	(680,899)	(1,632,249)	(3,003,968)	5,681,502	12,205	-	-
Operating	(167,005)	(1,694,649)	(2,248,583)	2,259,604	313,545	-	-
investing	(513,894)	62,400	(755,115)	3,421,898	(301,340)	-	-
	(680,899)	(1,632,249)	(3,003,698)	5,681,502	12,205	-	-

13. Financial Instruments

The Company's financial instruments consist of accounts receivable, inventory, prepaid expenses and deposits, accounts payable and accrued liabilities, income taxes payable and long-term debt. The fair values of the financial instruments other than long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of the long-term debt approximates its carrying amount due to the floating rate of interest.

(i) *Credit Risk*

The Company is exposed to credit risk on the accounts receivable from its joint operating partners; however, the risk is mitigated by the ability of the Company to offset such amounts against any net production revenue owing to the partners.

(ii) *Interest Rate Risk*

The Company is also exposed to interest rate risk with respect to its bank credit facilities. Interest thereon is charged to a rate based on prime plus per annum and is accordingly subject to fluctuation.

(iii) *Commodity Hedges*

Financial instruments may be periodically used to hedge the Company's exposure to commodity price fluctuations on a portion of its petroleum and natural gas production. These instruments are not used for speculative trading purposes and the related gains or losses are recognized in the statement of operations as the underlying transactions are recognized.

14. Commitments

Premises Lease

The Company is committed, pursuant to the terms of leases for premises, which expire August 31, 2002, to minimum annual rental payments, as follows:

		$
Years Ended July 31,	2002	79,427
	2003	6,619

15. Contingent Liability

The Company is contingently liable in respect of a claim, in the amount of $670,000, filed by one of its joint interest partners. The claim relates to the Company's administration, as operator, of a major capital project and the costs related thereto.

The Company has defended the action and made a counter-claim in the amount of $570,000. At July 31, 2001 the amount, if any, of the Company's liability cannot be determined.

Office of the Depositary,
Olympia Trust Company

Telephone: (403) 261-0900

Email: nauglerd@olympiatrust.com

By Hand, Mail and Courier

Calgary
Attention: Corporate & Shareholder Services
2600, 700-9th Avenue S.W.
Calgary, Alberta T2P 3V4

Telephone: (403) 261-0900
Facsimile: (403) 265- 1455

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE OFFER BY ARGONAUTS GROUP LTD. DATED FEBRUARY 15, 2002 FOR ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF CHAIN ENERGY CORPORATION

The Depositary (see the back page of this document for the address and telephone number) or your investment dealer, stockbroker, bank manager, lawyer or other professional advisor will assist you in completing this Letter of Transmittal

LETTER OF TRANSMITTAL

To accompany certificates for
Common Shares of
CHAIN ENERGY CORPORATION

To be deposited pursuant to the Offer dated February 15, 2002
of Argonauts Group Ltd.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 7:00 P.M. (CALGARY TIME) ON MARCH 25, 2002 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED (THE "EXPIRY TIME")

This Letter of Transmittal, properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates representing common shares (the "Chain Shares") of Chain Energy Corporation ("Chain") deposited pursuant to the offer (the "Offer") dated February 15, 2002 made by Argonauts Group Ltd. ("Argonauts") to holders of Chain Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to Olympia Trust Company (the "Depositary") on or prior to the Expiry Time (as hereinafter defined) may deposit such Chain Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 of the Circular, "Manner and Time of Acceptance." **The Offer will be open for acceptance until 7:00 p.m. (Calgary time) on March 25, 2002 (the "Expiry Time") unless the Offer is extended or withdrawn.** The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used, but not defined, in this Letter of Transmittal which are defined in the Offer or the Circular shall have the same meanings herein as given to them in the Offer and Circular dated February 15, 2002.

Please carefully read the Instructions set out below before completing this Letter of Transmittal.

TO: ARGONAUTS GROUP LTD.

AND TO: OLYMPIA TRUST COMPANY, AS DEPOSITARY

The undersigned delivers to you the enclosed certificate(s) for Chain Shares, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Chain Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificates:

Certificate Number	Name in which Registered	Number of Chain Shares Tendered (see item 6 of the instructions and complete Block F for Partial Tenders)
	TOTAL	

(Attach a list in the above form, if necessary)

The undersigned:

1. acknowledges receipt of the Offer and accompanying Circular dated February 15, 2002;

2. delivers to you the enclosed certificate(s) representing Chain Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Chain Shares specified above (the "Deposited Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Argonauts all right, title and interest in and to the Deposited Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Securities on or after January 30, 2002 (collectively, the "Other Securities") effective from and after the date Argonauts takes up and pays for the Deposited Securities (the "Effective Date");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities (and any Other Securities) and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Securities (and Other Securities) to any other person;

   (b) the undersigned or the person on whose behalf the Deposited Securities (and any Other Securities) are being deposited, has good title to and is the beneficial owner of the Deposited Securities (and Other Securities) within the meaning of applicable securities laws;

   (c) the deposit of the Deposited Securities (and any Other Securities) complies with applicable securities laws; and

   (d) when such Deposited Securities (and any Other Securities) are taken up and paid for by Argonauts, Argonauts will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and rights of third parties whatsoever;

4. irrevocably constitutes and appoints the Depositary and any officer of Argonauts, and each of them, and any other person designated by Argonauts in writing, as the true and lawful agent, attorney, attorney-in-fact and proxyholder of the undersigned with respect to the Deposited Securities taken up and paid for under the Offer (the "Purchased Securities") and with respect to any Other Securities effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record, transfer and enter the transfer of the Purchased Securities and any Other Securities on the appropriate register of holders maintained by Chain; and

   (b) to exercise any and all rights of the holder of the Purchased Securities and any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or adjournments thereof) of holders of securities of Chain, and execute, endorse and negotiate, for and in the name of and on behalf of the undersigned with respect to the Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of the holder with respect to the Purchased Securities and Other Securities;

5. as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities or any Other Securities and agrees no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Purchased Securities or Other Securities by or on behalf of the undersigned subsequent to the Effective Date;

6. agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment or adjournments thereof) of holders of securities of

Chain and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities; and agrees to execute and deliver to Argonauts, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, Argonauts, any and all instruments of proxy, authorizations or consents, in a form and on terms satisfactory to Argonauts, in respect of the Purchased Securities or Other Securities; and to designate in any such instruments of proxy the person or persons specified by Argonauts as the proxyholder or the proxy nominee or nominees of the undersigned in respect of the Purchased Securities and Other Securities;

7. directs Argonauts and the Depositary to:

   (a) issue or cause to be issued a certificate or certificates and/or a cheque or cheques in the full amount of the consideration per Chain Share payable pursuant to the Offer to which the undersigned is entitled in respect of the Purchased Securities, in the name indicated below, and to send such certificate or certificates and/or cheque or cheques, as the case may be, to the address, or for pickup, as indicated below; and

   (b) return any certificates for Chain Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as it appears on the applicable securities register of Chain);

8. agrees that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Purchased Securities deposited pursuant to the Offer will be determined by Argonauts in its sole discretion and that such determination shall be final and binding and acknowledges that: (a) Argonauts reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any jurisdiction, (b) Argonauts reserves the absolute right to waive any defect or irregularity in the deposit of any Purchased Securities, and (c) there shall be no duty or obligation on Argonauts or the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

9. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to Argonauts;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned and that, except as stated in the Offer, the deposit of Chain Shares pursuant to this Letter of Transmittal is irrevocable;

11. waives any right to receive notice of purchase of the Purchased Securities;

12. agrees that, if at any time on or after January 30, 2002, Chain should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Chain Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Argonauts or their nominees or transferees on the registers maintained by Chain of such Chain Shares, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Argonauts and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Argonauts, accompanied by appropriate documentation of transfer and that pending such remittance, Argonauts will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by Argonauts pursuant to the Offer or deduct from the consideration payable by Argonauts pursuant to the Offer the amount or value thereof, as determined by Argonauts in its sole discretion; and

13. hereby declares that the undersigned:

   (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

   (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction.

BLOCK A

ISSUE CERTIFICATE(S) FOR ARGONAUTS SHARES AND/OR CHEQUE(S) IN THE NAME OF: (please print or type):

☐ Registered holder of Chain Shares or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

____
(Telephone - Business Hours)

____
(Social Insurance, Taxpayer Identification, or Social Security No.)

BLOCK B

SEND CERTIFICATE(S) FOR ARGONAUTS SHARES AND/OR CHEQUE(S) (UNLESS BLOCK C IS CHECKED) TO: (please print or type):

☐ Same address as Box A or to:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

BLOCK C

(see item 7 of the instructions)

☐ HOLD CERTIFICATE(S) FOR ARGONAUTS SHARES AND/OR CHEQUE(S) FOR PICK-UP

Signature guaranteed by (if required under item 4 of the instructions):

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____

Dated:____________________, 2002

____
Signature of Shareholder or Authorized Representative (see items 3 and 5 of the instructions)

____
Telephone Number of Shareholder

____
Facsimile Number of Shareholder

____
Social Insurance Number (or Taxpayer Identification Number or Social Security Number of U.S. residents)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

BLOCK D

CASH ALTERNATIVE/SHARE ALTERNATIVE/COMBINATION ALTERNATIVE

Under the Offer, the undersigned hereby elects to receive for the Chain Shares deposited, subject to adjustments and proration in accordance with the terms of the Offer (please check one and fill in the number of Chain Shares, if required):

☐ $1.00 in cash from Argonauts (the "Cash Alternative") in respect of each Chain Share deposited;

☐ 0.44 of an Argonauts Share (the "Share Alternative") in respect of each Chain Share deposited; or

☐ a combination of the Share Alternative and Cash Alternative (the "Combination Alternative"):

(a) $1.00 cash in respect of ________________ (Number of Chain Shares) of the total number of Chain Shares deposited in respect of each Chain Share deposited; and

(b) 0.44 of an Argonauts Share in respect of ________________ (Number of Chain Shares) remaining Chain Shares;

subject to an aggregate maximum number of 3,000,000 Argonauts Shares being issued pursuant to the Offer.

If an election is not made, or if made, is not properly made, the undersigned will be deemed to have elected the Cash Alternative option. The undersigned acknowledges the maximum share consideration under the Share Alternative and the Combination Alternative and, accordingly, a Shareholder may not receive the number of shares selected herein.

BLOCK E

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(see item 2 of the instructions)

☐ CHECK HERE IF CHAIN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AT ITS OFFICE IN CALGARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ________________________________

Date of Execution of Notice of Guaranteed Delivery: ________________________________

Name of Institution which Guaranteed Delivery: ________________________________

BLOCK F

(see item 6 of the instructions)

RETURN CERTIFICATES FOR CHAIN SHARES IN RESPECT OF PARTIAL TENDERS OR IN RESPECT OF CHAIN SHARES NOT TAKEN UP AND PAID FOR TO:

☐Same address as Block A or to (please print or type):

____

(Name)

____

(Street Address and Number)

____

(City and Province or State)

____

(Country and Postal or Zip Code)

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

(a) This Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed, together with accompanying certificates representing the Deposited Securities and all other documents required by the terms of the Offer and this Letter of Transmittal, must be received by the Depositary at its office specified on the back page of this document on or prior to the Expiry Time, 7:00 p.m. (Calgary time) on March 25, 2001, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Chain Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. Argonauts recommends that the necessary documentation be hand delivered to the Depositary at its office specified on the back page of this document, and a receipt obtained, otherwise the use of registered mail with return receipt requested, properly insured, is recommended. **Shareholders whose Chain Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the deposit of those Chain Shares.**

2. **Procedures for Guaranteed Delivery.** If a Shareholder wishes to deposit Chain Shares pursuant to the Offer and (i) the certificate(s) representing such Chain Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificate(s) representing such Chain Shares and all other required documents to the Depositary on or prior to the Expiry Time, such Chain Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met: (a) such a deposit is made by or through an Eligible Institution (as defined in the Circular); (b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its office in Calgary (by hand, facsimile transmission or mail) together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, not later than the Expiry Time; and (c) the certificate(s) representing the Chain Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, relating to the Chain Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Calgary on or before 5:00 p.m. (Calgary time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.

3. **Signatures.** This Letter of Transmittal must be completed and signed by the holder of Chain Shares accepting the Offer or by such holder's duly authorized representative (in accordance with paragraph 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners both or all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if cheque(s) or certificate(s) are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed as noted in paragraph 4 below.

4. **Guarantee of Signatures.** If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Securities, if the certificate(s) or cheque(s) are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of shareholders maintained by Chain or, if Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of shareholders maintained by Chain, such signature must be medallion guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Argonauts or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders and Return of Securities Not Purchased.** If less than the total number of Chain Shares evidenced by any certificate submitted is to be deposited, fill in the number of Chain Shares to be deposited in the appropriate space on the front page of this Letter of Transmittal. In such case, new certificate(s) for the number of Chain Shares not deposited will be sent to the registered holder unless otherwise provided in Block F on this Letter of Transmittal as soon as practicable after the Expiry Time. The total number of Chain Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. If certificates representing Chain Shares not taken up and paid for are to be returned other than in the name of and to the address, as shown in the registers maintained by Chain, complete Block F.

7. **Miscellaneous.**

   (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and the number of Deposited Securities may be included on a separate signed list affixed to this Letter of Transmittal.

   (b) If Deposited Securities are registered in different forms of the same name (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

   (c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders waive any right to receive any notice of acceptance of Deposited Securities for payment by execution of this Letter of Transmittal (or a facsimile thereof).

   (d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of the Chain Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

   (e) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained on request and without charge from the Depositary at its office at the address listed on the back page of this document.

8. **Lost Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will assist in making arrangements for the replacement of such share certificates upon payment to the Depositary of such reasonable fees as it may require in connection therewith.

Office of the Depositary,
Olympia Trust Company

Telephone: (403) 261-0900

Email: nauglerd@olympiatrust.com

By Hand, Mail and Courier

Calgary
Attention: Corporate & Shareholder Services
2600, 700-9th Avenue S.W.
Calgary, Alberta T2P 3V4

Telephone: (403) 261-0900
Facsimile: (403) 265- 1455

The Depositary (see the back page of the Letter of Transmittal for the address and telephone number) or your investment dealer, stockbroker, bank manager, lawyer or other professional advisor will assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for

Deposit of Common Shares

of

CHAIN ENERGY CORPORATION

To be deposited pursuant to the Offer dated February 15, 2002

of Argonauts Group Ltd.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein, but not defined in this Notice of Guaranteed Delivery, shall have the same meanings herein as given to them in the Offer and Circular dated February 15, 2002 that accompanies this Notice of Guaranteed Delivery.

This Notice of Guaranteed Delivery, or a manually executed facsimile copy hereof, may be used to accept the Offer if a holder of common shares of Chain Energy Corporation ("Chain") wishes to deposit common shares of Chain (the "Chain Shares") pursuant to the Offer and either: (i) certificate(s) representing the Chain Shares are not immediately available; or (ii) the Shareholder cannot deliver the certificate(s) representing such Chain Shares and all other required documents to Olympia Trust Company (the "Depositary") on or prior to the Offer's expiry time of 7:00 p.m. (Calgary time) on March 25, 2002 (unless extended or withdrawn) (the "Expiry Time").

In order to utilize the procedures contemplated by this Notice of Guaranteed Delivery, all of the following conditions must be met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually executed facsimile hereof, is received by the Depositary at its Calgary office listed below, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Chain Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or a manually executed facsimile copy thereof, covering such Chain Shares and all other documents required by the Letter of Transmittal **are received by the Depositary, at its Calgary office listed below, on or before 5:00 p.m. (Calgary time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.**

This Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed so as to be received by the Depositary at its Calgary office listed below prior to the Expiry Time and must be medallion guaranteed by an Eligible Institution in the form set out herein.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter(s) of Transmittal. If a signature on a Letter of Transmittal is required to be medallion guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO:	**ARGONAUTS GROUP LTD.**
AND TO:	**OLYMPIA TRUST COMPANY, AS DEPOSITARY**

By Mail, Hand or Courier	***By Facsimile***
Olympia Trust Company Attention: Corporate & Shareholder Services 2600, 700 - 9th Avenue S.W. Calgary, Alberta T2P 3V4 Canada	Fax: (403) 265-1455

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via facsimile to a number other than set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with Argonauts Group Ltd., on and subject to the terms and conditions set forth in the Offer, the Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Chain Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner and Time of Acceptance" and Instruction 2 of the Letter of Transmittal.

Number of Chain Shares(1)	Certificate No. (if available)	Name and address(es) of Shareholder(s) (please print)

Note: (1) Indicate whether the shares deposited are shares of Chain Energy Corporation by signifying (Chain) after the number of shares. If shares deposited are predecessor company shares, specify the name of the predecessor in brackets behind the number.

TOTAL CHAIN SHARES

Area Code and Telephone Number during Business Hours:

(   ) ______________________________

Dated: ______________________________

____
(Signature)

NOTE: DO NOT SEND CERTIFICATES FOR CHAIN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR CHAIN SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

CASH ALTERNATIVE/SHARE ALTERNATIVE/COMBINATION ALTERNATIVE

Under the Offer, the undersigned hereby elects to receive for the Chain Shares deposited, subject to adjustments and proration in accordance with the terms of the Offer (please check one and fill in the number of Chain Shares, if required):

☐ $1.00 in cash from Argonauts (the "Cash Alternative") in respect of each Chain Share deposited;

☐ 0.44 of an Argonauts Share (the "Share Alternative") in respect of each Chain Share deposited; or

☐ a combination of the Share Alternative and the Cash Alternative (the "Combination Alternative"):

(a) $1.00 cash in respect of ____________________ (Number of Chain Shares) of the total number of Chain Shares deposited in respect of each Chain Share deposited; and

(b) 0.44 of an Argonauts Share in respect of ____________________ (Number of Chain Shares) remaining Chain Shares;

subject to an aggregate maximum of 3,000,000 Argonauts Shares being issued pursuant to the Offer.

If an election is not made, or if made, is not properly made, the undersigned will be deemed to have elected the Cash Alternative option. The undersigned acknowledges the maximum share consideration under the Share Alternative and the Combination Alternative and, accordingly, a Shareholder may not receive the number of shares selected herein.

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Calgary listed above) of the certificate(s) representing Chain Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in proper form or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, **all on or before 5:00 p.m. (Calgary time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.**

Name of Firm:	______________________	Authorized Signature:	______________________
Address of Firm:	______________________	Name:	______________________
	______________________	Title:	______________________
Telephone Number:	______________________	Dated:	______________________

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Argonauts Group Ltd. Concurrently with this Form CB.

rgonauts Group Ltd. undertakes to promptly communicate any change in the name or address of the agent for service to the Securities and Exchange Commission by amendment of the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Argonauts Group Ltd.

By:
Name: Randal Brookway
Title: Vice President Finance and Chief
Financial Officer

EXHIBIT INDEX

Not Applicable